As filed with the Securities and Exchange Commission on May 9, 2000

Registration No. 333-96421

________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEQUOIA SOFTWARE CORPORATION

(Exact Name of Registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	52-1956677 (IRS Employer Identification Number)

5457 Twin Knolls Road

Columbia, MD 21045
(410) 715-0206
(Address of Principal Executive Offices)

Richard C. Faint, Jr.

Chief Executive Officer
Sequoia Software Corporation
5457 Twin Knolls Road
Columbia, MD 21045
(410) 715-0206
(Name, address, including zip code and telephone number,
including area code of agent for service)

Copies to:

Edwin M. Martin, Jr., Esquire Piper Marbury Rudnick & Wolfe LLP 1200 19th Street, NW Washington, DC 20036 (202) 861-3900	Michael P. Rogan, Esquire Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, DC 20005 (202) 371-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  [   ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class of Securities	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
To Be Registered	Registered	Price Per Unit	Offering Price (1)	Registration Fee (2)

Shares of Common Stock, par value $0.001	4,830,000 shares	$10.00	$48,300,000	$12,751.20

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

We may not sell these securities until the registration statement filed with Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 9, 2000.

PROSPECTUS

4,200,000 Shares

Sequoia Software Corporation

[SEQUOIA LOGO]

Common Stock

     This is our initial public offering of shares of common stock. We are offering 4,200,000 shares. No public market currently exists for our shares.

     We propose to list our common stock on the Nasdaq National Market under the symbol “SQSW.” We anticipate the public offering price to be between $8.00 and $10.00 per ordinary share.

Investing in the shares involves risks. “Risk Factors” begin on page 8.

Per
	Share	Total

Public Offering Price	$	$

Underwriting Discount	$	$

Proceeds to Sequoia Software Corporation	$	$

     Sequoia has granted the underwriters a 30-day option to purchase up to 630,000 additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotment, if any.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Lehman Brothers expects to deliver the shares on or about            , 2000.

LEHMAN BROTHERS

SG COWEN

WIT SOUNDVIEW

FIDELITY CAPITAL MARKETS
a division of National Financial Services Corporation

          , 2000

[INSIDE FRONT COVER PAGE OF PROSPECTUS]

Front Inside Cover:

      Near the top half of the page is a perspective view of a portal computer screen snapshot. Two arrows arc over from the left side of the page into the screen snapshot. Three arrows arc off the screen snapshot towards the right side of the page. In the middle of this page is the text “Sequoia XML Portal Server.” Below this is the text “XPS.” On both the left and right side of this page are two quarter-moon shapes. At the bottom of the page, positioned between these quarter moons, is the Sequoia logo and the text “SEQUOIA” in all capital letters.

Gatefolds Left and Right:

      The left gatefold has a fictitious portal computer screen snapshot that extends to the middle of the page with three arrows that arc onto the right gatefold. The three arrows end at the three computer screens positioned to the right of the portal computer screen snapshot. The right page has a series of three computer screens positioned to the right of the portal computer screen snaphot and a series of five cylinders to the right side of the page. The three computer screens are located from left to right, and from bottom to top. The bottom left screen is a snapshot of a travel web site. The second screen to the upper right shows a number of data entry fields. The last screen on the upper right shows a “Microsoft DOS” style of screen illustrating a “dumb terminal.” To the right of each of these three screens is the shape of a cylinder. Under each of these three cylinders, is the text: “Web Sites;” Web-Enabled Databases;” and “Mainframe Systems,” respectively from left to right. Two additional cylinders are located on the right side of the page, with the text “e-mail Systems” and “Networked Documents.” Near the top of the right gatefold is the text “Sequoia XML Portal Server.” Below this is the text “XPS Enables Access To Diverse Information.” At the bottom of the left gatefold there is a pie shaped graphic with a center circle and six pie wedges circling around center. Each of the six pie wedges has text. The text of the center circle is “XPS” with four lines of additional text centered underneath: “XML Integration Engine;” “XML Application Server;” “XML Content Delivery Server;” “XML Rules Engine.” In each of the six pie wedges around this center circle, is the following text, in a clockwise direction: “Active Personalization;” “Smart Summaries;” “XML Data Entry;” “Portal Management Console;” “Meta Search;” and a logo for Sequoia’s Xdex software. Underneath the Xdex logo is the text “XML Indexing.” Below this pie graphic is the text “XPS Platform And Application Components.” There is a check-mark shaped shaded area that begins from the lower portion of the portal computer screen snapshot and moves across both gatefold pages.

PROSPECTUS SUMMARY
RISK FACTORS
ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS; MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF OUR CAPITAL STOCK
SHARES AVAILABLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS
UNDERWRITING
VALIDITY OF THE SHARES
EXPERTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS

      Until                        , 2000, all dealers that effect transactions in the securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding us and our common stock being sold in this offering and our consolidated financial statements and the financial statements of Radian Systems, Inc. and the related notes appearing elsewhere in this prospectus.

Overview

      Sequoia Software Corporation provides XML-based Internet software for creating interactive portals. Portals, popularized by companies like Yahoo™ and Excite™, provide users with the ability to search for, find and view information located in different systems, over a computer network or on the Internet. Interactive portals add an additional dimension, enabling users to add, edit and update data back to the original information source. Enterprises are deploying interactive portals to address a variety of market opportunities. Businesses need to manage the increasing amounts of information flowing into and out of the enterprise in order to improve employee efficiency. By better leveraging these information assets, businesses are enhancing how employees, customers, suppliers and partners access and interact with those information resources to generate new business opportunities and increase productivity. Additionally, businesses are deploying interactive portals to exploit new market opportunities for web-based commerce initiatives. New web-based marketplaces and information services are utilizing portal software to deploy their sites more rapidly and cost-effectively, and to enhance the overall user experience. Our products address the growing demand for this new breed of information solutions.

      Our flagship product is the Sequoia XML Portal Server, or XPS. We believe that XPS is the first interactive portal software product that uses XML as its core technology. XML, an approved Internet standard, is a technology that is being utilized to facilitate more efficient commerce-based activities over the Internet. XML is a standard that enables meaning or context to be coded into information. Because XML is an Internet standard, we believe it is rapidly emerging as a key enabling technology for Internet software. XPS utilizes XML’s contextual capability to integrate, extract and intelligently aggregate data and content from disparate sources such as customer databases, groupware products, business intelligence solutions, financial and sales applications, as well as the Internet. Information is channeled to users based upon each user’s individualized needs. Once XPS aggregates information, it leverages our patent pending XML-based technologies to provide users with a variety of features and benefits. These features and benefits include context-based searching, security, personalization of presentation for each individual user and data interactivity. These capabilities meet a growing need among businesses for standards-based Internet software that can tap into today’s vast enterprise and Internet information reservoirs in order to bring information and people together.

The Sequoia Solution

      With XPS, an enterprise can integrate multiple sources of information into a unified, personalized interface for deploying portals that serve employees, suppliers, customers and partners. We believe our comprehensive, integrated, interactive solution provides our clients with the following benefits:

•	Streamlined Business Processes;
•	Improved Decision-Making;
•	Enhanced Revenue Opportunities;
•	Ability to Leverage Existing Technology; and
•	Scalable, or Readily Expandable, XML-based Architecture.

      We believe these aspects of XPS improve productivity, reduce costs, encourage growth, and create a more cost-effective solution for our customers.

The Sequoia Strategy

      Our goal is to be the market leader for XML-based, Internet software for creating interactive portals. Our solution consists of XML-based portal software and services that enable businesses to create, deploy and manage interactive portals. The key elements of our business strategy are to:

•	Maintain and Extend Leadership in XML-based Interactive Portal Software Market;
•	Expand Product Offerings;
•	Further Develop Indirect Distribution Channels;
•	Extend Our Strategic Relationships; and
•	Leverage Radian Systems’ Customer Base to Enhance Sales of XPS.

The Offering

Common stock offered by Sequoia Software Corporation	4,200,000 shares

Common stock outstanding after this offering	27,195,828 shares

Use of proceeds	See “Use of Proceeds.”

Dividend policy	See “Dividend Policy.”

      The calculation of the number of shares outstanding after this offering is based on the number of shares outstanding on May 8, 2000 and does not reflect shares that may be issued upon the exercise of options and warrants.

      In addition to the 27,195,828 shares of common stock to be outstanding after this offering, we may issue            shares under our 2000 Stock Incentive Plan, or our stock option plan, of which 2,354,238 shares underlying options are outstanding as of May 8, 2000 at a weighted average exercise price of $1.15 per share.

      Unless otherwise indicated, all information in this prospectus assumes that:

•	the over-allotment option granted to the underwriters by us is not exercised;

•	the conversion of all shares of our outstanding series A, series B, series C, and series D redeemable convertible preferred stock into common stock occurs immediately upon completion of this offering; and

•	a one-for-four split and a three-for-two split of our capital stock has been effected.

Summary Consolidated Financial Data

      The following table summarizes the financial data of our business. On July 1, 1999, we acquired Radian Systems. We accounted for this acquisition using the purchase method of accounting, and the results of operations of Radian Systems are included in our consolidated financial data for periods subsequent to June 30, 1999. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes and the financial statements and related notes of Radian Systems included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	1995	1996	1997	1998	1999	1999	2000

	(unaudited)					(unaudited)
	(in thousands, except per share data)

Statements of Operations:

Total revenues	$875	$1,787	$3,676	$4,011	$8,398	$1,050	$4,040

Total cost of revenues	540	1,091	1,825	2,816	6,701	558	1,219

Gross profit	335	696	1,851	1,195	1,697	492	2,821

Total operating expenses	267	816	2,379	4,073	13,998	1,668	7,253

Income (loss) from operations	68	(120)	(528)	(2,878)	(12,301)	(1,176)	(4,432)

Other income (expense)	(10)	(22)	(20)	(79)	(491)	(1)	—

Net income (loss)	$58	$(142)	$(548)	$(2,957)	$(12,792)	$(1,177)	$(4,432)

Net income (loss) attributable to common stockholders	$58	$(265)	$(739)	$(6,527)	$(21,306)	$(1,307)	$(104,573)

Basic and diluted loss per common share attributable to common stockholders(1)	$—	$(0.07)	$(0.19)	$(1.71)	$(4.36)	$(.034)	$(16.00)

Shares used in computing basic and diluted net loss per share attributable to common stockholders(1)	—	3,806	3,806	3,808	4,890	3,830	6,537

(1)	Prior to February 1996, we operated as a limited liability company and therefore we have not presented share and per share data for the year ended December 31, 1995.

      The following table summarizes consolidated balance sheet data as of March 31, 2000 and as adjusted to give effect to the conversion of our preferred stock into common stock and the receipt of $33.7 million in net proceeds from this offering based on an assumed offering price of $9.00 per share, the mid-point of the offering range. See “Use of Proceeds” and “Capitalization.”

	As of March 31, 2000

	Actual	As Adjusted

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$4,286	$36,940

Working capital	6,422	39,076

Total assets	19,603	53,257

Long-term debt, excluding current portion	485	485

Redeemable convertible preferred stock	143,619	—

Total common stockholders’ equity (deficit)	(130,502)	46,771

      We have not presented our redeemable convertible preferred stock as part of our stockholders’ equity because it is mandatorily redeemable after November 2004. All of these shares will automatically convert into common stock upon consummation of this offering.

      Sequoia and the Sequoia logo as displayed on the cover of this prospectus are our trademarks. Trademark registration applications are pending for Sequoia XML Portal Server and Xdex. All other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.

Principal Offices

      Our principal executive offices are located at 5457 Twin Knolls Road, Columbia, Maryland 21045 and our telephone number is (410) 715-0206. Our Web site address is www.sequoiasoftware.com. We do not intend for the information on our Web site to constitute part of this prospectus.

RISK FACTORS

      You should carefully consider the risks described below before buying shares in this offering. You should also refer to other information contained in this prospectus, including our financial statements and related notes and the financial statements of Radian Systems and related notes.

Risks Related to Our Business

We are in an early stage of development and have a limited operating history, and as a result, you may have difficulty evaluating our business and operating results.

      We have a limited operating history and cannot be certain that our business strategy will be successful. We commenced operations in 1992 and commercially released our first XML-based software product in November 1998. An investor in our common stock must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets. Our past results and rates of growth may not be meaningful and you should not rely on them as an indication of our future performance.

We have a history of losses, we expect future losses, and we may not be profitable or maintain profitability in the future.

      We have incurred substantial net losses in each fiscal quarter since September 30, 1996 and do not expect to achieve profitability in the foreseeable future. For the year ended December 31, 1999, we incurred net losses of approximately $12.8 million and had an accumulated deficit of approximately $26.6 million at December 31, 1999. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Given the level of our planned operating and capital expenditures, we expect to incur losses and negative cash flows for the foreseeable future.

      There can be no assurance that we will be able to increase revenue or achieve profitability on a quarterly or an annual basis, which may restrict our ability to pursue our business strategy. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our ability to increase revenue and achieve profitability will be affected by other risks and uncertainties described in this section and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The failure to attain profitability will have a material adverse effect on our business and the value of our common stock.

Because we derive a substantial portion of our revenues from a limited number of customers, if we are unable to maintain these relationships or attract additional customers, our revenues would be adversely affected and we may be unable to achieve profitability.

      Our top ten customers for the year ended December 31, 1999 accounted for 73.0% of revenues. Blue Cross/ Blue Shield of Minnesota accounted for 23.8% of our revenues for the year ended December 31, 1999 and The State of Texas accounted for 12.2% of our revenues in the same period. We expect that a limited number of customers will continue to represent a material percentage of revenues for the foreseeable future. The loss of a major customer, or fewer or smaller orders by existing customers, could adversely affect our revenues. In addition, any significant delays in or cancellations of a major customer’s development projects or delays in or cancellations of new product announcements and releases by us could result in smaller or canceled orders for our products and could materially affect our financial condition or results of operations.

Our operating results are subject to fluctuations and, if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

      Our quarterly revenue and operating results are difficult to predict and are likely to fluctuate significantly from quarter-to-quarter. Our quarterly results of operations have varied in the past, and you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. In some future periods, our results of operations are likely to be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely decline. Factors that have either caused our results to fluctuate in the past or that are likely to affect us in the future include the following:

•	the size, timing and contractual terms of sales of our products and services due to the unpredictable sales cycle for our products;

•	technical difficulties in our software that could delay product shipments or increase the costs of introducing new products;

•	introductions of new products or new versions of existing products by us or our competitors;

•	our ability and the ability of our partners to implement products for our customers;

•	changes in our mix of revenues generated from product sales and services; and

•	changes in our mix of sales channels through which our products and services are sold.

We depend on our XPS software product and related services and any decrease in demand for this product and related products and services could have an adverse effect on our revenues and our financial performance.

      We expect to derive substantially all of our revenues from the sale of our XPS software product and related services. We expect revenues from this product and related products and services to account for substantially all of our revenues for the foreseeable future. As a result, factors adversely affecting the pricing or demand for our XPS software product and related products and services, such as competition and technological change, could materially harm our business. We expect to continue to be dependent on XPS and related products and services in the foreseeable future, and any factor adversely affecting the market for portal software in general, or our software in particular, would adversely affect our ability to generate revenues. Our future financial performance will depend in large part on the successful development, introduction and customer acceptance of our products and product enhancements in a timely and cost effective manner. After the offering, we expect to commit significant resources to market and further develop the XPS software product and related products and services and enhance the brand awareness of XPS. The market for our software may not continue to grow or may grow at a slower rate than we expect. Furthermore, the market may not accept our products and services. If this market fails to grow or grows more slowly than we anticipate, or if the market fails to accept our products and services, our business could suffer.

Capacity restrictions of our software could reduce the demand for and use of our products which may limit our ability to generate software licensing revenues.

      The boundaries and capacity of our XPS software, in terms of numbers of concurrent users or interactions, are unknown because, to date, no customer or testing environment has reached these boundaries. The capacity boundaries of XPS may, at some future time, be reached and, when reached, may be insufficient to enable some of our customers to achieve their desired levels of information aggregation and interaction. We may lose customers or fail to gain new customers if the capacity boundary of XPS limits the ability of our customers to achieve expected levels of information aggregation and interaction.

Our failure to obtain or maintain third-party licenses could subject us to significant damages and disrupt our business.

      We currently, and expect to continue to, incorporate into our pre-packaged software third-party software, including software licensed from DT Software, Inc. that enables the implementation of our products. In addition, we license software technology used to develop our software. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified and licensed or compiled, which could adversely affect our business and impair our future growth.

Our failure to manage our expanding operations could impair our future growth.

      The planned expansion of our operations will place a significant strain on our management, financial controls, operations systems, personnel and other resources. Our ability to manage our future growth, should it occur, will depend in large part upon a number of factors including our ability to rapidly:

•	build and train our sales and marketing staff to create an expanding presence in the rapidly evolving interactive e-business portal market, and keep them fully informed over time regarding the technical features, issues and key selling points of our products;

•	develop our customer support capacity as sales of our products grow, so that we can provide customer support without diverting engineering resources from product development efforts; and

•	expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas within Sequoia as the number of our personnel and size of our organization increases.

      We may not succeed with these efforts. Our failure to efficiently expand and develop these areas could cause our expenses to grow, could cause our revenues to decline or grow more slowly than expected or could otherwise impair our growth.

The variable sales cycles of our software products, licenses and services could cause significant fluctuation in our quarterly results, which could result in volatility in the price of our stock.

      The typical sales cycle of our software is unpredictable and generally involves a significant commitment of resources by our customers. A customer’s decision to license our software generally involves the evaluation of the available alternatives by a significant number of personnel in various functional and geographic areas and is subject to delays over which we may have little or no control, including budgeting constraints, internal purchase review procedures and the inclusion or exclusion of our products on customers’ approved standards list. Accordingly, we typically must expend substantial resources educating prospective customers about our software solutions. Therefore, the length of time between the date of initial contact with the potential customer and the execution of a software license agreement typically ranges from three to six months and is subject to delays over which we may have little or no control. This cycle may lengthen in the future. As a result, our ability to predict the timing and amount of specific sales is limited and any delay or failure to complete one or more large transactions could have a material adverse effect on our business and could cause operating results to vary significantly from quarter-to-quarter, which could result in volatility in our stock price.

XPS is based on XML, which has not yet achieved broad market acceptance and, if broad market acceptance for XML does not develop, our business could be harmed.

      XPS is based on XML, an emerging standard for sharing data over the Internet. While we anticipate that XML will achieve broad market acceptance in the near future, it is possible that a competing standard perceived to be superior could replace XML, in which case the market may not accept an XML-based product. If a new standard were perceived to be superior, our software might not be compatible with the new standard or we might not be able to develop a product using this standard in a timely manner. Consequently, a failure of XML-based products to achieve broad market acceptance or the introduction of a competing standard perceived to be superior in the market could limit our growth.

Our software products rely on our intellectual property, and any failure by us to protect our intellectual property could enable our competitors to market products with similar features that may reduce demand for our products which would adversely affect our revenues.

      Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our software products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as those in the United States. Our success and ability to compete depend substantially upon our internally developed technology, which is incorporated in the source code for our products. We protect our intellectual property through a combination of patent, copyright, trade secret and trademark law. We presently have two patent applications and one provisional patent application pending in the United States. We have two trademark registrations and two trademark applications pending in the United States. In addition, Radian Systems, our wholly owned subsidiary, has three intent-to-use trademark applications and one trademark application pending in the United States.

We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to our source code and other intellectual property and the distribution of our software, documentation and other proprietary information. These measures afford only limited protection and may be inadequate. Others may develop technologies that are similar or superior to our technology or design around the copyrights and trade secrets we own.

Our products employ technology that may infringe the proprietary rights of others, and we may be liable for significant damages as a result.

      We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments grows and overlaps. We believe that our products do not employ technology that infringes any proprietary rights of third parties. Nevertheless, third parties may claim that we infringe their intellectual property rights. Regardless of whether these claims have any merit, they could:

•	be time-consuming to defend;

•	result in costly litigation;

•	divert our management’s attention and resources;

•	cause product shipment delays; or

•	require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all.

      A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could damage our business because we would not be able to sell our products without redeveloping them or otherwise incurring significant additional expenses.

Our software products are complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products, increase our cost of doing business and impede our growth.

      Our software products are complex, and may contain undetected errors or result in failures, which are not detected until after commencement of commercial shipments. Any of these errors could be significant and could harm our business and ongoing results. Any significant errors may result in:

•	costly litigation;

•	diversion of management’s attention and resources;

•	damage to our reputation;

•	increase in our product development costs;

•	loss of sales; or

•	delay in market acceptance of our products.

      In addition, the sale and support of our products may entail the risk of product liability or warranty claims based on damage incurred by our customers due to such errors or failures. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Although we carry general liability insurance, our current insurance coverage may be insufficient to protect us from all liability that may be imposed under these types of claims.

Intense competition and consolidation in our industry could limit our ability to attract and retain customers.

      The market for our products is intensely competitive, highly fragmented, characterized by rapid technological change, evolving industry standards, changes in customer needs and significantly affected by new product introductions and improvements. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and a larger installed base of customers than us, any of which could provide them with a significant competitive advantage. We expect that the rapid evolution of Internet-based software applications and standards will require us to adapt our software products to remain competitive. If we are unable to compete successfully, we may be unable to attract and retain customers. Increased competition could also result in price reductions for our products and lower profit margins, either of which could materially and adversely affect our business, results of operations and financial condition.

      We expect to face increased competition in the future from our current competitors. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. We also may face increased competition from existing large business application software vendors that may broaden their product offerings to include portal software. For example, Microsoft could decide to either add features to its operating system that directly compete with our software solutions or develop solutions that compete with ours. Their significant installed customer bases and abilities to offer a broad solution and price these new products as incremental add-ons to existing systems could provide them with a significant competitive advantage. Our principal competitors include:

•	other vendors of software that provide e-business interactive portal software solutions;

•	developers of software that address only certain technology components of portal software (e.g., enterprise application integration); and

•	in-house development efforts by potential clients or partners.

We need to expand our sales and distribution capabilities, and failure to do so could impede our growth.

      We need to substantially expand our direct and indirect sales and distribution efforts, both domestically and internationally, in order to increase market awareness and sales of our software and services. We continue to expand our direct sales force and plan to hire additional sales personnel. Competition for qualified sales and marketing personnel is intense, and we might not be able to hire and retain adequate numbers of such personnel to maintain our growth. We also plan to expand our relationships with system integrators, enterprise software vendors and other third-party resellers to further develop our indirect sales channel. As we continue to develop our indirect sales channel, we will need to manage potential conflicts between our direct sales force and third-party reselling efforts.

If we do not develop and maintain successful relationships with indirect sales channel partners, including systems integrators and complementary technology vendors, we may not be able to attract and retain customers.

      We pursue business alliances with indirect channel partners to endorse our products, implement our software, provide customer support services, promote and resell products that integrate with our products and develop industry-specific software products. These alliances provide an opportunity to license XPS to our partners’ installed customer bases. In many cases, these parties have established relationships with our existing and potential customers and can influence the decisions of these customers. We rely upon these companies for recommendations of our products and related services during the evaluation stage of the purchasing process, as well as for implementation and customer support services. A number of our competitors have stronger relationships with indirect channel partners who, as a result, may be more likely to recommend our competitors’ products and services. In addition, some of our competitors have relationships with a greater number of these indirect channel partners and, therefore, have access to a broader base of customers. If we are unable to establish, maintain and strengthen these relationships, we will have to devote substantially more resources to the selling and marketing, implementation and support of our products. Our efforts may not be as effective as these indirect channel partners, which could significantly harm our operating results.

If the market for the Windows NT operating system declines or develops more slowly than we expect, sales of XPS will be materially adversely affected and our revenues will suffer.

      We built XPS to function on a platform using Microsoft’s Windows NT operating system. If the market for the Windows NT operating system declines or develops more slowly than we expect, our business and operating results will be significantly harmed. Market acceptance of the Windows NT operating system will depend on many factors, including Microsoft’s development and support of the Windows NT market. For example, Microsoft could decide to discontinue or lessen its support of the Windows NT market. Similarly, Microsoft could decide to shift its support to another operating system to the detriment of Windows NT. In addition, we cannot predict the ability of the Windows NT operating system to compete against existing and emerging operating systems, including AIX, HP-UX, Linux and Solaris. Any decline in the market penetration of Window NT operating systems will lead to a shrinking market for our product.

We plan to develop international operations and if we fail to do so effectively, it could harm our future growth.

      We intend to expand our international sales efforts in the future. We have very limited experience in marketing, selling and supporting our software and services abroad. Expansion of our international operations will require a significant amount of attention from our management and substantial financial resources. Although currently our international presence is not material, if we are unable to grow our international operations successfully and in a timely manner, it could harm our future growth. In addition, doing business internationally involves additional risks, particularly:

•	unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

•	restrictions on repatriation of earnings;

•	differing intellectual property rights;

•	differing labor regulations;

•	changes in a specific country’s or region’s political or economic conditions;

•	greater difficulty in staffing and managing foreign operations; and

•	fluctuating currency exchange rates.

If we are unable to attract and retain key management and personnel, we may become unable to operate our business effectively and our stock price may decline.

      We depend to a significant degree on the skills, experience and efforts of our key executive officers and our employees, including without limitation: Richard C. Faint, Jr., our chairman of the board and chief executive officer; Mark A. Wesker, our president and chief operating officer; Gregory G. Heard, our chief financial officer who joined us in January 2000; Kenneth E. Tighe, our executive vice president of sales, the members of our research and development staff and a number of other key management, sales, support, technical and services personnel. Qualified personnel are in great demand throughout the software industry, and our future success depends in large part on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team. The loss of the services of any executive officer or the failure to attract and retain the highly trained technical personnel that are integral to our sales, product development, service and support teams, could have a material adverse effect on our business.

If we undertake acquisitions, they may be expensive and disruptive to our business and could have an adverse effect on our business, future operations and stock price.

      We may from time to time purchase or make investments in companies, products or technologies that differ from our core business. If we purchase a company, we could have difficulty in assimilating that company’s technologies, employees and operations. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. We also expect that we would incur substantial expenses if we acquired other businesses or technologies. Furthermore, we may use the proceeds of this offering, incur debt or issue equity securities to pay for any future acquisitions. If we issue additional equity securities, our stockholders could experience dilution and the market price of our stock may decline. We currently have no agreements or understandings regarding any future acquisitions.

If we are unable to obtain additional capital, we may be unable to conduct our business as planned.

      We may require additional capital to finance our growth or to fund acquisitions or investments in complementary businesses, technologies or product lines. This additional financing may not be available to us on a timely basis if at all, or, if available, on terms acceptable to us. Moreover, additional financing may cause dilution to existing stockholders.

All Year 2000 problems may not have been addressed by our suppliers and any service interruption we experience as a result of these problems may cause us to lose customers and, therefore, may impede our growth.

      The Year 2000 issue generally describes the various problems that may result from the improper processing of dates and date-sensitive transactions by computers and other equipment as a result of computer hardware and software using two digits, rather than four digits, to identify the year in a date. Any computer programs or systems of our suppliers that have date-sensitive software may recognize a date using “00” as the year 1900 rather than the year 2000. While we have experienced no Year 2000 issues to date, and we are not aware of any material issues for our suppliers, we are continuing to evaluate and determine whether our significant suppliers are in compliance or have appropriate plans to remedy Year 2000 issues when their systems interact with our systems. We do not expect that this will have a material impact on our operations. However, there can be no assurance that the systems of other companies on which we rely are Year 2000 compliant, that another company’s failure to successfully convert, or that another company’s conversion to a system incompatible with our systems, would not have an impact on our operations. The failure of our principal suppliers to be Year 2000 compliant could result in delays in service deliveries from those suppliers and materially impact our ability to do business.

      In addition, our customers’ and their business partners’ hardware operating systems and other software applications must operate effectively for them to use our software effectively. If these systems or applications are not Year 2000 compliant, our customers and their business partners may not be able to use our software. We cannot predict the extent to which our customers’ and their business partners’ systems and applications are Year 2000 compliant, and our business, operating results and financial condition could be harmed.

Risks Related to Our Industry

The demand for our software and growth could be impaired by external factors that may be out of our control.

      The demand for our software products and growth of our business may be adversely affected by external factors that we cannot control, including:

•	a decrease in the speed and reliability of the Internet and our customers’ internal networks that may hinder the ability of our customers to utilize our solution, which may reduce the demand for our software;

•	the lack of growth or widespread acceptance and use of the Internet as an effective medium for commerce by consumers, businesses and business applications; and

•	the adoption of Internet laws or regulations that cause companies, including our customers to seek alternative methods for conducting business due to increased costs or administrative burdens of doing business using the Internet.

      We are unable to control such factors, and these factors may create a significant risk that the value of our common stock will decline.

Increased security risks of e-business may deter future use of our software and services.

      A fundamental requirement for e-business is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the security features contained in our software or the algorithms used by our customers and their business partners. This could make it difficult to protect content and transactions on Internet e-commerce marketplaces or proprietary information in our customers’ and their business partners’ databases. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in our customers’ and their business partners’ operations. Our customers and their business partners may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, reducing their demand for our software. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of our software to prevent security breaches, or well publicized security breaches affecting the Internet in general, could significantly harm our business, operating results and financial condition.

Risks Related to This Offering

Our management has broad discretion over the use of proceeds from this offering, and the failure of management to apply these funds effectively could have a material adverse effect on our business and results of operations.

      We intend to use the proceeds of the offering to fund ongoing operations, to fund possible future acquisitions and to fund the costs of developing our products and services, as well as for general corporate and working capital purposes. We have not determined and cannot predict in which, if any, of our existing or future opportunities we will ultimately invest. Therefore, we have broad discretion as to how we spend the proceeds, and stockholders may not agree with how we use the proceeds. We may not be successful in using the proceeds from this offering in ways that will yield favorable results. See “Use of Proceeds.”

Our executive officers and directors are able to exercise significant influence over our company, which could adversely affect our business and depress our stock price.

      After this offering, our executive officers and directors will continue to control approximately      % of our common stock and will exercise significant influence over stockholder voting matters which will limit the influence of our new stockholders. If our officers and directors act together, they will be able to influence the composition of the board of directors and will continue to have significant influence over our affairs in general.

      In addition, members of our Board of Directors are directors of companies, equity investment firms and other capital providers that may regularly compete with us or invest in or acquire interests in businesses that compete with us. See “Management.” These directors may have conflicting fiduciary obligations to our stockholders and the stockholders of the other companies for which they serve as directors or in which they hold management positions. We and these directors have agreed that these directors are under no obligation to bring to our company any investment or business opportunities of which they become aware, even if such opportunities are within our scope and objectives.

After the offering, some of our stockholders may be able to control all matters submitted for stockholder approval, and you will be subject to their decisions which may differ from those of other stockholders and could delay or prevent a change of control.

      Some of our stockholders own a large enough stake in us to have a significant influence on the matters presented to stockholders. As a result, these stockholders may be able to control all matters requiring stockholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any merger, consolidation or sale of all or substantially all of our assets, and the control of our management and affairs. Accordingly, that concentration of ownership may delay, defer or prevent a change of control of our company, impede a merger, consolidation, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, any of which could have a material adverse effect on the market price of our common stock. See our discussion under the caption “Principal Stockholders” for more information regarding ownership of our outstanding shares.

Investors will experience immediate and substantial dilution of $7.44 in the book value of their investment.

      If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options and warrants to purchase common stock.

Our stock does not have a trading history and may be extremely volatile because we operate in a rapidly changing industry, which could result in substantial losses for investors purchasing shares in this offering.

      The trading price of our common stock is likely to be volatile. The stock market has experienced extreme volatility and this volatility has often been unrelated to the operating performance of particular companies. We cannot be sure that an active public market for our common stock will develop or continue after this offering. Investors may not be able to sell their common stock at or above our initial public offering price or at all. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us and general economic, industry and market conditions.

Future sales of our common stock by our existing stockholders may cause our stock price to decline.

      If our existing stockholders sell a large number of shares of our common stock, the market price of the common stock could decline significantly. The perception in the public market that our existing stockholders might sell shares of common stock could depress our market price. Immediately after this offering, approximately 27,195,528 shares of our common stock will be outstanding.

      Of these shares,            shares will be available for immediate resale in the public market. The remaining            shares, or      % of our total outstanding shares, will become available for resale in the public market as shown on the chart below. Of these remaining shares,      are subject to lock-up agreements restricting the sale of such shares for 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow these stockholders to sell their shares at any time.

Number of Shares/
% of Outstanding	Date of First Availability for Resale

/ %	Immediately after the date of this prospectus
/ %	60 days after the date of this prospectus
/ %	90 days after the date of this prospectus
/ %	After 180 days from the date of the prospectus, subject, in some cases, to volume limitations

      Some of our existing stockholders (including members of management) have advised us that they intend to offer for sale a small number of shares owned by them, up to an aggregate of 216,000 shares, following the offering. In no case does the number of shares to be offered for sale exceed 5% of any individual’s holdings of our stock. The shares, when sold, will continue to be subject to lock-up agreements restricting the further sale of such shares for 180 days from the date of this prospectus.

We have implemented certain anti-takeover provisions, which could delay or prevent a change of control of Sequoia that stockholders consider favorable.

      At the time we complete this offering, our charter and our bylaws, in conjunction with Maryland law, will contain provisions that could make it more difficult for a third-party to obtain control of Sequoia even if doing so would be beneficial to stockholders. For example, our charter will provide for a classified board of directors and give the board of directors the ability to expand its size and fill any vacancies without stockholder approval. See “Description of Our Capital Stock — Anti-takover Effects of Our Charter and Bylaws and Maryland General Corporation Law” for more information.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. We will file an amendment to this registration statement if material changes occur to our business or this offering.

FORWARD-LOOKING STATEMENTS; MARKET DATA

      We make forward-looking statements in the “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere in this prospectus. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations, intentions and assumptions and other statements that are not historical facts. We generally intend the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions to identify forward-looking statements.

      Because these forward-looking statements involve risks and uncertainties, including those described in the “Risk Factors” section, our actual results may differ materially from those expressed or implied by these forward-looking statements. See “Risk Factors” for more information.

      All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

      This prospectus contains market data related to us and our industry. These data have been included in the studies of the market research firm International Data Corporation. This market research firm assumes certain events, trends and activities will occur and they project information based on those assumptions. We do not know all of the assumptions made by this firm and are not able to assess the basis for its assumptions. In particular, we do not know what level of growth in the U.S. economy the firm has assumed, or whether it has assumed that there would be a recession. If the market research firm is wrong about any of its assumptions, then its projections may also be wrong. Other market research firms, whose projections we have not included in this prospectus, make different assumptions and different projections than those made by International Data Corporation. There can be no assurances that any of these projections will be achieved.

USE OF PROCEEDS

      We estimate the net proceeds from the offering to be approximately $33.7 million at an initial public offering price of $9.00, the mid-point of the offering range per share and after deducting the underwriting discount and estimated offering expenses. The primary purposes of this offering are to create a public market for our common stock, to improve the incentive mechanism for our employees through stock options and to obtain additional equity capital and to facilitate future access to public markets. While we do not have any specific plans or proposals for the specific allocation of the net proceeds of this offering, we currently anticipate that over the next 12 months we will incur approximately:

      •  $19 million in sales and marketing expenses;

      •  $8 million in research and development;

      •  $4 million in general and administrative expenses; and

      •  $1 million in capital expenditures.

      Actual expenditures may vary substantially from these estimates. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts, marketing and sales activities, and the amount of cash generated by our operations. We may find it necessary or advisable to use portions of these proceeds for other purposes.

      As part of our strategy, we may make acquisitions and a portion of the net proceeds from the offering may be used for such purposes. We have no specific understandings, commitments, arrangements or agreements with respect to any acquisition, although we regularly engage in discussions with other companies and assess opportunities on an ongoing basis. We may be required to obtain additional financing to fund the development of our products and services if, among other reasons, we use a portion of the proceeds from the offering to fund acquisitions, or if our plans or projections change or prove to be inaccurate. We cannot assure you that such additional financing will be available on terms acceptable to us or at all.

      We intend to invest any remaining proceeds from the offering in short-term, interest bearing, investment grade marketable securities.

DIVIDEND POLICY

      We have never paid cash dividends on our common stock nor do we have plans to do so in the foreseeable future. We are prohibited from declaring and paying dividends under our loan agreements with Silicon Valley Bank. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2000:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock, effective upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 4,200,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, the mid-point of the offering range, and after deducting the estimated underwriting discount and offering expenses payable by us.

      Please read the capitalization table together with the sections of this prospectus entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements of Sequoia and Radian Systems included in this prospectus.

	As of March 31, 2000

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share and
	per share amounts)

Long-term debt, less current portion	$485	$485	$485

Series A redeemable convertible preferred stock, $0.001 par value; 8,064,877 shares authorized, 3,024,333 issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	27,219	—	—

Series B redeemable convertible preferred stock, $0.001 par value; 9,647,920 shares authorized, 3,617,978 issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	32,562	—	—

Series C redeemable convertible preferred stock, $0.001 par value, 26,092,770 shares authorized, 9,315,395 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	83,838	—	—

Series D redeemable convertible preferred stock, $0.001 par value, 6,817,239 shares authorized, no shares issued and outstanding actual, pro forma and pro forma as adjusted	—	—	—

Stockholders’ equity (deficit):

Common stock, $0.001 par value; 75,714,665 shares authorized; 6,994,809 shares issued and outstanding actual; 22,952,515 shares issued and outstanding pro forma and 27,152,515 issued and outstanding pro forma as adjusted	7	23	27

Additional paid-in capital	—	143,603	177,253

Accumulated deficit	(130,517)	(130,517)	(130,517)

Accumulated other comprehensive income	8	8	8

Total stockholders’ equity (deficit)	(130,502)	13,117	46,771

Total capitalization	$13,602	$13,602	$47,256

      We expect there to be 27,195,828 shares of our common stock outstanding after the offering. In addition to these shares, we may issue additional shares of our common stock under the following plans and arrangements:

•	2,170,425 shares of common stock reserved for issuance upon the exercise of outstanding options as of March 31, 2000 at a weighted average exercise price of $1.10 per share;

•	227,313 shares of common stock reserved for issuance upon the exercise of options granted from April 1, 2000 through May 8, 2000 at a weighted average exercise price of $1.867 per share;

•	393,450 additional shares of common stock authorized for granting as stock options by the board of directors as of May 8, 2000;

•	469,434 shares of common stock reserved for issuance upon the exercise of warrants for series C redeemable convertible preferred stock at a weighted average exercise price of $2.74 per share and conversion of shares of series C redeemable convertible preferred stock to an equal number of shares of common stock;

•	2,556,467 shares of common stock reserved for issuance upon the exercise of warrants for series D redeemable convertible preferred stock at a weighted average exercise price of $3.00 per share and conversion of shares of series D redeemable convertible preferred stock shares to an equal number of shares of common stock;

•	234,765 shares of common stock reserved for issuance upon the exercise of warrants to purchase common stock at a weighted average exercise price of $3.00 per share; and

•	shares of common stock reserved for issuance under our 2000 Stock Incentive Plan.

      We have not presented our series A, series B and series C redeemable convertible preferred stock as part of our stockholders’ equity because they are mandatorily redeemable after November 2004. All of these shares will automatically convert into common stock upon consummation of this offering.

DILUTION

      You will experience immediate and substantial dilution in the net pro forma tangible book value per share of your common stock.

      We calculate dilution to new investors by subtracting pro forma net tangible book value per share of common stock after this offering from the per share price paid by new investors in this offering. We calculate net pro forma tangible book value per share by subtracting liabilities from total tangible assets and then dividing that number by the number of shares of common stock outstanding at March 31, 2000, after giving effect to the automatic conversion of preferred stock upon consummation of this offering. The following table illustrates the per share dilution to investors in this offering:

Initial public offering price per share (based on the mid-point of the offering range)		$9.00

Net tangible book value as of March 31, 2000.	$0.38

Pro forma increase attributable to new investors in this offering	1.18

Pro forma net tangible book value after this offering		1.56

Pro forma dilution to new investors		$7.44

      The following table summarizes on a pro forma basis as of March 31, 2000, after giving effect to this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average consideration paid per share by existing stockholders and by new investors in this offering:

	Shares Purchased		Total Consideration
					Average
	Number	Percentage	Amount	Percentage	Price Per Share

			(in thousands)

Existing stockholders	22,952,515	84.5%	$35,809	48.6%	$1.56

Investors in this offering	4,200,000	15.5	37,800	51.4	9.00 (1)

Total	27,152,515	100.0%	$73,609	100.0%

(1)	Based on the mid-point of the offering range.

      The calculations on this page are based on shares outstanding as of March 31, 2000. These calculations exclude from the number of outstanding shares of common stock:

•	2,170,425 shares of common stock reserved for issuance upon the exercise of outstanding options as of March 31, 2000 at a weighted average exercise price of $1.10 per share, of which 43,313 were exercised during the period April 1, 2000 to May 8, 2000 at a weighted average exercise price of $1.59 per share;

•	227,313 shares of common stock reserved for issuance upon the exercise of options granted from April 1, 2000 through May 8, 2000 at a weighted average exercise price of $1.867 per share;

•	393,450 additional shares of common stock authorized for granting as stock options by the board of directors as of May 8, 2000;

•	469,434 shares of common stock reserved for issuance upon the exercise of warrants for series C redeemable convertible preferred stock at a weighted average exercise price of $2.74 per share and conversion of shares of series C redeemable convertible preferred stock to an equal number of shares of common stock;

•	2,556,467 shares of common stock reserved for issuance upon the exercise of warrants for series D redeemable convertible preferred stock at a weighted average exercise price of $3.00 per share and conversion of shares of series D redeemable convertible preferred stock to an equal number of shares of common stock;

•	234,765 shares of common stock reserved for issuance upon the exercise of warrants for common stock at a weighted average exercise price of $3.00 per share of which 98,691 were exercised during the period January 1, 2000 to April 19, 2000 at a weighted average exercise price of $3.00 per share; and

•	shares of common stock reserved for issuance under our 2000 Stock Incentive Plan.

      If all of the options and warrants outstanding as of March 31, 2000 had been exercised at that date, dilution to new investors in this offering would be $7.33 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table presents the selected historical consolidated financial data of our business. The consolidated financial data for 1995 have been derived from our unaudited consolidated financial statements. The consolidated financial data for 1996 have been derived from, and are qualified by reference to, our audited financial statements. The financial data for the years ended December 31, 1997, 1998 and 1999 have been derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The financial data for the three-month periods ended March 31, 1999 and 2000 have been derived from our consolidated unaudited financial statements included elsewhere in this prospectus.

     On July 1, 1999, we acquired Radian Systems. We accounted for this acquisition using the purchase method of accounting, and the results of operations of Radian Systems are included in our consolidated financial data for periods subsequent to June 30, 1999.

     You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements and related notes, and the financial statements and related notes of Radian Systems included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	1995	1996	1997	1998	1999	1999	2000

	(unaudited)

	(in thousands except share and per share data)					(unaudited)

Statements of Operations:

Revenues:

Licenses	$220	$139	$422	$575	$4,332	$304	$3,000

Services and maintenance	486	1,010	2,816	2,423	3,347	609	895

Hardware	169	638	438	1,013	719	137	145

Total revenues	875	1,787	3,676	4,011	8,398	1,050	4,040

Cost of revenues:

Cost of licenses	34	15	172	173	2,409	33	259

Cost of services and maintenance	371	634	1,332	1,881	2,749	393	846

Cost of hardware	135	442	321	762	922	132	114

Write-off of inventory	—	—	—	—	621	—	—

Total cost of revenues	540	1,091	1,825	2,816	6,701	558	1,219

Gross profit	335	696	1,851	1,195	1,697	492	2,821

Operating expenses:

Research and development	123	323	545	991	3,635	484	1,858

Sales and marketing	27	159	1,187	2,257	6,827	918	3,740

General and administrative	117	334	642	806	2,885	265	1,079

Bad debt expense	—	—	5	19	651	—	576

Total operating expenses	267	816	2,379	4,073	13,998	1,667	7,253

Income (loss) from operations	68	(120)	(528)	(2,878)	(12,301)	(1,175)	(4,432)

Other income (expense):

Interest expense	(10)	(28)	(39)	(84)	(508)	(8)	(53)

Other income, net	—	6	19	5	17	6	53

Total other expense, net	(10)	(22)	(20)	(79)	(491)	(2)	—

Net income (loss)	58	(142)	(548)	(2,957)	(12,792)	(1,177)	(4,432)

Accretion of redeemable convertible preferred stock	—	(123)	(191)	(3,570)	(8,514)	(130)	(100,141)

Net income (loss) attributable to common stockholders	$58	$(265)	$(739)	$(6,527)	$(21,306)	$(1,307)	$(104,573)

Basic and diluted loss per common share attributable to common stockholders (1)	—	$(0.07)	$(0.19)	$(1.71)	$(4.36)	$(0.34)	$(16.00)

Shares used in computing basic and diluted net loss per share attributable to common stockholders(1)	—	3,806	3,806	3,808	4,890	3,830	6,537

(1)	Prior to February 1996, we operated as a limited liability company and therefore we have not presented share and per share data for the year ended December 31, 1995.

	December 31,
						March 31,
	1995	1996	1997	1998	1999	2000

						(unaudited)
	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$18	$1,844	$343	$1,873	$10,903	$4,286

Working capital (deficit)	(30)	1,665	632	3,808	10,654	6,422

Total assets	213	2,318	2,544	5,689	22,283	19,603

Long-term debt, excluding current portion	166	192	153	77	474	485

Redeemable convertible preferred stock	—	2,000	2,191	12,161	43,479	143,619

Stockholders’ equity (deficit)	—	(297)	(1,037)	(7,561)	(26,539)	(130,502)

Members’ capital (deficit)	(102)	—	—	—	—	—

      We have not presented our redeemable convertible preferred stock as part of our stockholders’ equity because it is mandatorily redeemable after November 2004. All of these shares will automatically convert into common stock upon consummation of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the financial statements of Radian Systems and related notes contained elsewhere in this prospectus.

Overview

      We are a leading provider of XML-based Internet infrastructure software for creating interactive e-business portals. Interactive portals are a new generation of e-business solutions that are designed to tap into today’s vast corporate and Internet information reservoirs in order to bring the right information to the right people at the right time. This new type of XML-based information portal is distinctively capable of intelligently aggregating data and content from disparate sources, personalizing that information based upon a user’s profile, and enabling the user to interact with the original information source. These capabilities meet a growing need for software products that can sift through the increasing volumes of corporate and Internet-based information to identify and facilitate new e-business opportunities. From corporate intranets and extranets to Internet-based content and commerce providers, our products address a growing demand for a new breed of dynamic, flexible and standards-based e-business software that brings information and people together.

      Sequoia Software was founded in March 1992. During the period from our inception to 1996, we generated revenues primarily from developing custom software products that provided information management functionality to our customers. Beginning in early 1996, we saw potential for a new generation of software, based on Internet standards and designed to bring the right information to the right people at the right time. By early 1998, we had transitioned our business model from custom information technology products and services to pre-packaged, XML-based software licensing, professional services and maintenance. This transition is reflected in our financial results and should be considered when performing historical comparisons. We commercially released our first XML-based software product in November 1998, and we released XPS in March 1999. We released a subsequent version of XPS in December 1999. We have grown from 56 employees as of December 31, 1998 to 146 employees as of March 31, 2000.

      On July 1, 1999, we acquired Radian Systems for an aggregate purchase price of approximately $5.0 million in cash and stock. We accounted for the acquisition using the purchase method of accounting. As such, the results of operations of Radian Systems have been included in our results of operations beginning July 1, 1999, and the acquired net assets were recorded at their estimated fair value on July 1, 1999. We recorded approximately $5.4 million of goodwill and other identifiable intangible assets in connection with this acquisition, which are being amortized over a three, four or five-year period.

      We derive our revenues from software licenses, maintenance and services. In addition, we have previously sold hardware purchased from third parties for the convenience of our customers. Licenses for our software typically contain multiple elements, including the product license, maintenance and other services. We allocate the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on specific objective evidence.

      License revenues include fees from the sale of our XPS software as well as third-party software. Some of the software that we have developed is licensed under contractual arrangements that, in addition to the delivery of software, require significant modification and customization of the software. These arrangements are accounted for using the percentage of completion method, with progress to completion measured based on labor costs incurred.

      Sales of our software and third-party software are recognized when persuasive evidence of an arrangement exists, delivery has occurred, and the fee is fixed or determinable and probable of collection. Software license fees billed and not recognized as revenue are included in deferred revenue.

      Our services include installation, basic consulting, as well as software customization and modification to meet specific customer needs. Service fees that are provided under long-term contracts to install and customize our software or third-party software are recognized using the percentage of completion method. Progress to completion is measured using costs incurred compared to estimated total costs, or contract milestones.

      Our maintenance includes telephone support, bug fixes, and rights to upgrades on a when and if available basis associated with software licenses. These fees are collected in advance and recognized ratably over the maintenance period. Unrecognized maintenance fees are included in deferred revenues. During 1998, 43 customers entered into software maintenance and support contracts and of these contracts, 51% were renewed in 1999. The majority of these contracts provided support for Radian Systems’ products. We expect the majority of customers purchasing XPS to enter into maintenance and support contracts.

      We sell hardware purchased from third parties as a convenience to our customers. These revenues are recognized when the hardware is shipped. We expect that the sale of hardware will not continue to be a material part of our operations as we transition our business model from custom information technology products and services to pre-packaged software licensing, services and maintenance.

      In general, our license revenues generated from the sale of XPS software have lower costs than service revenues resulting in a favorable impact to our operations. Conversely, our service revenues have higher costs than license revenues including compensation and costs of third-party consultants resulting in a less favorable impact to our operations.

      Our cost of license revenues includes expenses pertaining to manufacturing, packaging and distributing our products and related documentation. Subsequent to June 30, 1999, as a result of our acquisition of Radian Systems, our cost of license revenues also included the cost of purchased third-party licenses sold to our customers. Cost of license revenues also includes the amortization of capitalized software development costs. Our cost of services and maintenance includes salaries and related expenses for our expert product services organization, costs of third-party consultants, and an allocation for overhead and recruitment.

      Research and development expenses consist of new software development, the costs associated with our in-house development staff, and contract software developers. The costs associated with this in-house development staff consist primarily of salaries, as well as other related expenses. From time to time, this in-house development staff is supported by outside developers on a contractual basis. The costs for the development of new software products and substantial enhancements to existing software products are expensed as research and development costs are incurred until technological feasibility has been established, at which time any additional development costs are capitalized until the product is available for general release to customers. We define the establishment of technological feasibility as the completion of a working model of the software product that has been tested to be consistent with the product design specifications.

      Sales and marketing expenses consist of salaries and related costs, as well as direct marketing costs, including trade shows, public relations, advertising, marketing materials and market research. We currently license our products primarily through our direct sales force. Additionally, we focus on working with our indirect channel partners, as well as identifying new indirect channel partners. These costs are expensed as incurred.

      General and administrative expenses include our personnel and other costs associated with management, finance, human resources and information services activities. We intend to hire a significant number of employees in the future. This expansion places significant demands on our management and operational resources. To manage our rapid growth and increased demand, we must invest in and implement scalable operating systems, procedures and controls. We expect future expansion to continue to challenge our ability to hire, train, manage and retain qualified employees. These costs are expensed as incurred.

      Since our inception, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our research and development, sales and marketing and professional services departments and to establish an administrative infrastructure. As a result, as of March 31, 2000, we had an accumulated deficit of $130.5 million after accretion of our redeemable convertible preferred stock. We believe our success depends on rapidly increasing our customer base, further developing XPS and introducing new product enhancements into the marketplace. We intend to continue to invest heavily in research and development and sales and marketing. We therefore expect to continue to incur substantial operating losses for the foreseeable future.

Results of Operations

      The following table sets forth consolidated statement of operations data for each of the periods indicated as a percentage of total revenues:

				Three Months Ended
	Year Ended December 31,			March 31,

	1997	1998	1999	1999	2000

Statements of Operations:

Revenues:

Licenses	11.5%	14.3%	51.6%	29.0%	74.3%

Services and maintenance	76.6	60.4	39.8	58.0	22.1

Hardware	11.9	25.3	8.6	13.0	3.6

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues:

Cost of licenses	4.7	4.3	28.7	3.1	6.4

Cost of services and maintenance	36.2	46.9	32.7	37.4	20.9

Cost of hardware	8.7	19.0	11.0	12.6	2.8

Write-off of inventory	—	—	7.4	—	—

Total cost of revenues	49.6	70.2	79.8	53.1	30.2

Gross profit	50.4	29.8	20.2	46.9	69.8

Operating expenses:

Research and development	14.8	24.7	43.3	46.2	46.0

Sales and marketing	32.3	56.2	81.3	87.4	92.6

General and administrative	17.4	20.1	34.3	25.2	26.7

Bad debt expense	0.2	0.5	7.8	—	14.2

Total operating expenses	64.7	101.5	166.7	158.8	179.5

Loss from operations	(14.3)	(71.7)	(146.5)	(111.9)	(109.7)

Other income (expense):

Interest expense	(1.1)	(2.1)	(6.0)	(0.8)	(1.3)

Other income, net	0.5	0.1	0.2	0.6	1.3

Total other expense, net	(0.6)	(2.0)	(5.8)	(0.2)	—

Net loss	(14.9)%	(73.7)%	(152.3)%	(112.1)%	(109.7)%

Quarters Ended March 31, 2000 and 1999

      License revenues increased 886.8% to $3.0 million in the first quarter of 2000 from $304,000 in the first quarter of 1999. This increase was a result of increased market acceptance of our XML-based product, XPS, released in March 1999. Our license revenues from the sale of XPS were $2.7 million in the first quarter of 2000, compared to $300,000 of sales of the predecessor to XPS in the first quarter of 1999. We sold XPS to 20 customers in the first quarter of 2000 compared to sales to 3 customers of the predecessor product in the first quarter of 1999.

      The remaining increase in license revenues resulted from increased sales of third-party software that we acquired from Radian Systems. We expect that future sales of third-party

      Services and maintenance revenues increased 46.9% to $895,000 in the first quarter of 2000 from $609,000 in the first quarter of 1999. This increase was principally related to increased maintenance fees from a larger customer base in 2000.

      Hardware revenues increased 5.8% to $145,000 in the first quarter of 2000 from $137,000 in the first quarter of 1999. We sell hardware for the convenience of our customers in connection with certain contracts to provide services that we no longer emphasize and we expect that hardware sales will decline significantly as a percentage of our total revenues.

      Cost of Revenues. Cost of license revenues increased 684.8% to $259,000 in the first quarter of 2000 from $33,000 in the first quarter of 1999. Our cost of license revenues increased as a result of a corresponding increase in license revenues. These costs as a percentage of license revenues decreased from 10.9% in the first quarter of 1999 to 8.6% in the first quarter of 2000, due to proportionately more higher-margin XPS sales in the 2000 period.

      The cost of services and maintenance revenues decreased 115.3% to $846,000 in the first quarter of 2000 from $393,000 in the first quarter of 1999. These costs as a percentage of services and maintenance revenue increased from 64.5% in the first quarter of 1999 to 94.5% in the first quarter of 2000, principally as a result of an unexpected loss on one contract of approximately $330,000 in the first quarter of 2000. This contract was acquired as part of the Radian Systems acquisition.

      The cost of hardware revenues decreased 13.6% to $114,000 in the first quarter of 2000 from $132,000 in the first quarter of 1999.

  Operating Expenses

      Research and Development. Research and development expenses increased 283.9% to $1.9 million in the first quarter of 2000 from $484,000 in the first quarter of 1999. The increase was due to the hiring of additional personnel in our research and development department and an increase in the use of contract software developers. We also recognized $70,000 of stock compensation expense in the first quarter of 2000 related to stock options granted to our research and development employees. As a percentage of total revenues, research and development expenses remained constant at 46% for the quarters ended March 31, 2000 and 1999.

      We expect an increase in research and development expenses resulting from rising salaries and recruiting costs in the highly competitive market for software engineers. We also anticipate that further increases in the number of research and development personnel will be necessary to continue to enhance our XPS product, develop new products and support our growing customer base.

      Sales and Marketing. Sales and marketing expenses increased 307.4% to $3.7 million in the first quarter of 2000 from $918,000 in the first quarter of 1999. The increase was due to the hiring of additional sales and marketing personnel, as well as additional costs associated with selling and marketing XPS. We also recognized $174,000 of stock compensation expense in the first quarter of 2000 related to stock options granted to our sales and marketing employees.

      General and Administrative. General and administrative expenses increased 307.2% to $1.1 million in the first quarter of 2000 from $265,000 in the first quarter of 1999. The increase was due primarily to the hiring of additional administrative personnel and an increase in intangible asset amortization of $318,000. We also recognized $37,000 of stock compensation expense in the first quarter of 2000 related to stock options granted to our administrative employees. General and administrative expenses were 26.7% of total revenues in the first quarter of 2000 compared to 25.2% for the first quarter of 1999.

      Bad Debt Expense. We incurred $576,000 of bad debt expense in the first quarter of 2000 as a result of a contract dispute with a customer for which we performed software customization and modification services in 1999. This contract was acquired as part of the Radian Systems acquisition.

Years Ended December 31, 1999 and 1998

      Revenues. Total revenues increased 109.3% to $8.4 million in 1999 from $4.0 million in 1998. The increase in revenues was due primarily to an increase in the number of new customers to 43 customers in 1999 from 13 customers in 1998, accounting for $7.1 million or 84.5% of total revenues in 1999.

      License revenues increased 653.4% to $4.3 million in 1999 from $575,000 in 1998. The increase in license revenues was due to the first full year of commercial availability of XPS. License revenues from the sale of XPS were $1.1 million in 1999. License revenues from the sale of a similar XML-based product were $200,000 in 1998 and $300,000 in the first quarter of 1999. The remaining increase in license revenues was due to the sale of third-party software that we acquired from Radian Systems. The Company expects that future sales of third-party software will be insignificant, and that sales of XPS will comprise most of the license revenues in future periods.

      Services and maintenance revenues increased 38.1% to $3.3 million in 1999 from $2.4 million in 1998. The increase in services and maintenance revenues was attributable primarily to an increase in services and support provided in connection with increasing license sales and the growth of our customer base.

      Hardware revenues decreased 29.0% to $719,000 in 1999, from $1.0 million in 1998. Historically, hardware was provided at the request of customers in conjunction with long-term contracts to customize software. We do not expect hardware to be a material component of our business model.

      Cost of Revenues. Cost of license revenues increased 1,290.5% to $2.4 million in 1999 from $173,000 in 1998 due to increased license revenues. Our cost of license revenues increased at a faster rate than our license revenues due to sales of licenses in 1999 acquired upon the acquisition of Radian Systems. Margins on software products acquired from Radian Systems averaged 27% in 1999, while margins of XPS software averaged 87%. These lower margin products include third-party software licenses which reduce overall margins. We expect sales of software products acquired upon the acquisition of Radian Systems to diminish as we emphasize sales of our XPS software.

      The cost of services and maintenance revenues increased 46.1% to $2.7 million in 1999 from $1.9 million in 1998. The increase was due primarily to providing these services in conjunction with increasing license sales.

      The cost of hardware revenues increased 21.0% to $922,000 in 1999 from $762,000 in 1998. In 1999, we incurred a loss on the sale of hardware in conjunction with a long-term contract.

      During 1999, we wrote off $621,144 of software licenses purchased from software vendors to be sold with their products. The charge was necessitated by technological obsolescence of the product and changes in our product offerings.

      Gross Profit. Gross profit increased 42.0% to $1.7 million in 1999 from $1.2 million in 1998. As a percentage of total revenues, gross profit decreased to 20.2% in 1999 from 29.8% in 1998, primarily due to a change in our license revenue mix stemming from our acquisition of Radian Systems, and a charge for inventory obsolescence.

  Operating Expenses

      Research and Development. Research and development expenses increased 266.8% to $3.6 million in 1999 from $991,000 in 1998. The increase was attributable primarily to the addition of 31 personnel in our research and development department.

      Sales and Marketing. Sales and marketing expenses increased 202.5% to $6.8 million in 1999 from $2.3 million in 1998. The increase was primarily attributable to hiring 52 sales and marketing and customer support employees, as well as costs associated with the sales and marketing of our products.

      General and Administrative. General and administrative expenses increased 258.0% to $2.9 million in 1999 from $806,000 in 1998. The increase was due primarily to hiring seven administrative personnel. We also recognized $198,000 of compensation expense related to the issuance of stock options in 1999 and $636,000 of amortization expense related to intangible assets recorded in connection with our acquisition of Radian Systems.

      Bad Debt Expense. Bad debt expense increased 3,345.0% to $651,000 in 1999 from $19,000 in 1998. The increase in bad debt expense resulted principally from bad debt expense we recognized in connection with a long-term subcontract arrangement to provide software customization and related services. We recorded $434,000 of bad debt expense under this subcontract arrangement because we believe it is probable that a portion of the fees that we recognized as revenue will not be collected because of a dispute between the general contractor and its customer. Although we are not a party to the dispute, we believe that the likely resolution of the dispute will require us to make certain concessions for elements of the contract deliverables that are not currently operational. We are still owed another $974,000 under this arrangement, and all amounts owed are delinquent because the general contractor has been unable to collect certain fees billed. We believe that we will collect the amount owed in 2000; however, due to uncertainties surrounding the resolution of the dispute it is reasonably possible that our estimate of the recoverability of this receivable may change. We have not collected any additional amounts through April 6, 2000.

      Interest Expense. Interest expense increased 501.5% to $508,000 in 1999 from $84,000 in 1998. The increase in interest expense was due primarily to increases in borrowings to finance our operations and to acquire Radian Systems.

Years Ended December 31, 1998 and 1997

      Revenues. Total revenues increased 9.1% to $4.0 million in 1998 from $3.7 million in 1997.

      License revenues increased 36.2% to $575,000 in 1998 from $422,000 in 1997. This increase was due primarily to the first installations of our initial XML-based product, which we commercially released in November 1998.

      Services and maintenance revenues decreased 14.0% to $2.4 million in 1998 from $2.8 million in 1997. This decrease was primarily attributable to a shift in our efforts from custom software development to licensing pre-packaged software. This decrease was partially offset by the receipt of $1.1 million in 1998 and $215,000 in 1997 from the National Institute of Standards and Technology, a division of the U.S. Department of Commerce, for development of an XML-based technology for aggregating health care data from disparate sources.

      Hardware revenues increased 131.5% to $1.0 million in 1998 from $438,000 in 1997. This increase was primarily attributable to the increase of one component of a contract with a significant customer.

      Cost of Revenues. Cost of license revenues remained unchanged in terms of dollars, but decreased as a percentage of total license revenues to 30.1% in 1998 from 40.8% in 1997. This decrease was due to a shift in our efforts from custom software development to licensing pre-packaged software.

      Cost of services and maintenance revenues increased 41.3% to $1.9 million in 1998 from $1.3 million in 1997. The increase in dollars and percentage of revenue is the result of a cost sharing contract with the National Institute of Standards and Technology, a division of the U.S. Department of Commerce.

      Cost of hardware revenues increased 137.7% to $762,000 in 1998 from $321,000 in 1997, but remained constant as a percentage of hardware revenue. This increase was primarily attributable to the increase of one component of a contract with a significant customer.

      Gross Profit. Total gross profit decreased 35.5% to $1.2 million in 1998 from $1.9 million in 1997. The decrease was attributable primarily to the increase in the cost of services and maintenance revenues resulting from the contract with the National Institute of Standards and Technology.

  Operating Expenses

      Research and Development. Research and development expenses increased 81.8% to $991,000 in 1998 from $545,000 in 1997. The increase was attributable primarily to the addition of six personnel in our research and development department.

      Sales and Marketing. Sales and marketing expenses increased 90.1% to $2.3 million in 1998 from $1.2 million in 1997. The increase was attributable primarily to hiring seven sales and marketing and customer support employees, as well as costs associated with the sales and marketing of our products.

      General and Administrative. General and administrative expenses increased 25.6% to $806,000 in 1998 and from $642,000 in 1997. The increase was due primarily to hiring five administrative personnel.

      Interest Expense. Interest expense increased 114.9% to $84,000 in 1998 from $39,000 in 1997. The increase in interest expense was due primarily to the issuance of convertible promissory notes and long-term debt to finance our operations.

Selected Quarterly Results of Operations

      The following table sets forth our unaudited quarterly results of operations for each of the five quarters in the period ended March 31, 2000, as well as the percentage of our total revenues represented by each item indicated. We derived this data from our unaudited financial statements, and, in our opinion, they include all adjustments necessary to present fairly the financial results for the periods. Results of operations for any previous fiscal quarter do not necessarily indicate what results may be for any future period.

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,	March 31,
	1999	1999	1999	1999	2000

	(unaudited)
	(in thousands)

Statements of Operations:

Revenues:

Licenses	$304	$650	$1,496	$1,882	$3,000

Services and maintenance	609	394	1,308	1,036	895

Hardware	137	1	115	466	145

Total revenues	1,050	1,045	2,919	3,384	4,040

Cost of revenues:

Cost of licenses	33	51	753	1,572	259

Cost of services and maintenance	393	361	1,085	910	846

Cost of hardware	132	—	373	417	114

Write-off of inventory	—	—	—	621	—

Total cost of revenues	558	412	2,211	3,520	1,219

Gross profit	492	633	708	(136)	2,821

Operating expenses:

Research and development	484	546	987	1,618	1,858

Sales and marketing	918	1,238	2,052	2,619	3,740

General and administrative	265	311	1,064	1,245	1,079

Bad debt expense	—	30	2	619	576

Total operating expenses	1,667	2,125	4,105	6,101	7,253

Loss from operations	(1,175)	(1,492)	(3,397)	(6,237)	(4,432)

Other income (expense):

Interest expense	(8)	(45)	(239)	(216)	(53)

Other income, net	6	3	4	4	53

Total other income, net	(2)	(42)	(235)	(212)	—

Net loss	$(1,177)	$(1,534)	$(3,632)	$(6,449)	$(4,432)

As a Percentage of Total Revenues:

Revenues:

Licenses	29.0%	62.2%	51.3%	55.6%	74.3%

Services and maintenance	58.0	37.7	44.8	30.6	22.1

Hardware	13.0	0.1	3.9	13.8	3.6

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues:

Cost of licenses	3.1	4.9	25.8	46.5	6.4

Cost of services and maintenance	37.4	34.5	37.1	26.9	20.9

Cost of hardware	12.6	—	12.8	12.3	2.8

Write-off of inventory	—	—	—	18.3	—

Total cost of revenues	53.1	39.4	75.7	104.0	30.2

Gross profit	46.9	60.6	24.3	(4.0)	69.8

Operating expenses:

Research and development	46.2	52.1	33.7	47.8	46.0

Sales and marketing	87.4	118.5	70.3	77.4	92.6

General and administrative	25.2	29.8	36.5	36.8	26.7

Bad debt expense	—	2.9	0.1	18.3	14.2

Total operating expenses	158.8	203.3	140.6	180.3	179.5

Loss from operations	(111.9)	(142.7)	(116.3)	(184.3)	(109.7)

Other income (expense):

Interest expense	(0.8)	(4.3)	(8.2)	(6.4)	(1.3)

Other income, net	0.6	0.3	0.1	0.1	1.3

Total other income, net	(0.2)	(4.0)	(8.1)	(6.3)	—

Net loss	(112.1)%	(146.7)%	(124.4)%	(190.6)%	(109.7)%

      Revenues. Revenues generally remained constant in the quarter ended June 30, 1999 as compared to the quarter ended March 31, 1999 and increased in each of the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000. The increase in total revenues to $2.9 million in the quarter ended September 30, 1999 from $1.0 million in the quarter ended June 30, 1999 was due primarily to the acquisition of Radian Systems. The increase in total revenues to $3.4 million in the quarter ended December 31, 1999 was due to the commercial introduction of XPS and the increase in size of our customer base. The increase in total revenues to $4.0 million in the first quarter of 2000 was due principally to increased market acceptance of XPS.

      License revenues increased in each of the quarters ended March 31, 1999, June 30, 1999, September 30, 1999, December 31, 1999 and March 31, 2000. The increase in license revenues to $650,000 in the quarter ended June 30, 1999 from $304,000 in the quarter ended March 31, 1999 was due primarily to the commercial introduction of XPS. The increase in license revenues to $1.5 million and $1.9 million in the quarters ended September 30, 1999 and December 31, 1999, respectively, was due primarily to the acquisition of Radian Systems and the commercial availability of XPS. The increase in license revenues to $3.0 million in the first quarter of 2000 was due principally to increased market acceptance of XPS. We sold XPS to 18 new customers in the first quarter of 2000, which generated $2.1 million of license revenue. Two existing XPS customers purchased additional licenses in the first quarter of 2000, which accounted for $567,000 of license revenue.

      Services and maintenance revenues decreased to $394,000 in the quarter ended June 30, 1999 from $609,000 in the quarter ended March 31, 1999. This decrease was due to our shift from custom software development to licensing pre-packaged software. Services and maintenance revenues increased to $1.3 million in the quarter ended September 30, 1999 due to the acquisition of Radian Systems. These revenues decreased in the quarters ended December 31, 1999 and March 31, 2000 due to the continuing shift toward licensing pre-packaged software.

      Hardware revenues decreased to an insignificant amount in the quarter ended June 30, 1999 from $137,000 in the quarter ended March 31, 1999. Hardware revenues in the first quarter was due primarily to a long-term contract and was provided at the request of the customer. The increase in hardware revenues to $115,000 and $466,000 in the quarters ended September 30, 1999 and December 31, 1999, respectively, was due primarily to the acquisition of Radian Systems. Hardware revenues decreased to $145,000 in the first quarter of 2000. We do not expect hardware to be a material component of our business model.

      Cost of Revenues. Cost of license revenues increased in each of the quarters ended March 31, 1999, June 30, 1999, September 30, 1999 and December 31, 1999. The increase in the cost of license revenues to $51,000 in the quarter ended June 30, 1999 from $33,000 in the quarter ended March 31, 1999 was due primarily to the commercial introduction of XPS. The increase in the cost of license revenues to $753,000 and $1.6 million in the quarters ended September 30, 1999 and December 31, 1999, respectively, was due primarily to the increase in license revenues. The cost of license revenues decreased to $259,000 in the first quarter of 2000, and decreased as a percentage of license revenue to 9%, due to proportionately more higher-margin XPS sales in the 2000 period.

      Cost of services and maintenance revenues generally remained constant at $393,000 in the quarter ended March 31, 1999 and $361,000 in the quarter ended June 30, 1999 and increased to $1.1 million and $910,000 in the quarters ended September 30, 1999 and December 31, 1999, respectively. The increase in the third quarter was due to providing these services in conjunction with increasing license sales. The decrease of these costs in the fourth quarter was due to the shift towards pre-packaged software licenses with less services. This trend continued into the first quarter of 2000 but was offset by an unexpected loss on one contract of approximately $330,000. This contract was acquired as part of the Radian Systems acquisition.

      Cost of hardware revenues decreased to an insignificant amount in the quarter ended June 30, 1999 from $132,000 in the quarter ended March 31, 1999. Hardware costs in the quarter ended March 31, 1999 were 96.3% of hardware revenues and were incurred at the request of a customer as a component of a long-term contract. The cost of hardware revenues in the quarter ended September 30, 1999 of $373,000 exceeded hardware revenues due to a loss incurred on delivery of hardware in connection with this long-term contract. Cost of hardware revenues for the quarter ended December 31, 1999 of $417,000 were due primarily to existing contracts from our acquisition of Radian Systems. The costs of hardware revenues decreased to $114,000 for the first quarter of 2000. This decrease is consistent with the decrease in hardware revenue.

      In the quarter ended December 31, 1999, we wrote off $621,144 of software licenses purchased from software vendors to be sold with their products. This charge was necessitated by technological obsolescence of the purchased product and changes in our product offerings.

      Our operating expenses have increased in absolute dollars in each quarter in connection with investment in the growth of our business and operating structure. Research and development expenses increased as a result of increased personnel costs and associated overhead, as well as the use of contract labor to develop our software products. Sales and marketing expenses increased as a result of increased hiring of sales and marketing and customer support employees, as well as costs associated with the sales and marketing of our products. General and administrative expenses increased as a result of increased spending for administrative infrastructure as well as the amortization of goodwill and other intangible assets recorded in connection with the acquisition of Radian Systems. We recognized compensation expense related to vested stock options of $137,000 and $281,000 in the quarters ended December 31, 1999 and March 31, 2000, respectively. Bad debt expense increased to $619,000 in the quarter ended December 31, 1999 from insignificant amounts in the prior three quarters. The increase in bad debt expense resulted principally from bad debt expense we recognized in connection with a long-term subcontract arrangement to provide software customization and related services. We recorded $434,000 of bad debt expense under this subcontract because we believe it is probable that a portion of the fees that we recognized as revenue will not be collected because of a dispute between the general contractor and its customer. Although we are not a party to the dispute, we believe that the likely resolution of the dispute will require us to make certain concessions for elements of the contract deliverables that are not currently operational. We are still owed another $974,000 under this arrangement, and all amounts owed are delinquent because the general contractor has been unable to collect certain fees billed. We believe that we will collect the amount owed in 2000, however, due to uncertainties surrounding the resolution of the dispute, it is reasonably possible that our estimate of the recoverability of this receivable may change in the near term. We have not collected any additional amounts through May 8, 2000.

      We incurred $576,000 of bad debt expense in the first quarter of 2000 as a result of a contract dispute with a customer for which we performed software customization and modification services in 1999. This contract was acquired as part of the Radian Systems acquisition.

      Historically, our quarterly operating results have varied in the past and may vary significantly in the future depending on many factors including, among others:

•	the size, timing and recognition of revenue from significant orders;

•	changes in the rapidly evolving market for internet infrastructure software solutions;

•	overall demand for and market acceptance of our products, services and future product enhancements;

•	increases in operating expenses required for product development and marketing;

•	our success in attracting highly skilled employees, whether related to technology, sales, marketing or management;

•	the mix of services provided and whether services are provided by our own staff or third-party contractors; and

•	cost related to possible acquisitions of technology or businesses.

      Overall, we believe that the purchase of our products is discretionary and generally involves a significant commitment of capital. As a result, purchases of our product may be deferred or cancelled in the event of a downturn of our customers’ businesses or the economy in general. As such, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Potential investors should not rely on the results of any one quarter as an indication of future performance.

Future Assessment of Recoverability and Impairment of Intangible Assets

      In connection with our acquisition of Radian Systems, we recorded goodwill and covenants not to compete that are being amortized on a straight-line basis over their estimated useful lives. At December 31, 1999, the unamortized portion of these intangibles was $4.8 million, which represented 21.4% of total assets and 28.2% of pro forma stockholders’ equity. We valued our acquired covenants not to compete based on an independent appraisal. We are amortizing the two contracts over a three- and four-year term. Goodwill represents the amount that we paid for Radian Systems in excess of the fair value of the acquired tangible and separately measurable intangible net assets. We have estimated the useful life of our goodwill to be five years based upon several factors, the most significant of which is the susceptibility of the business of Radian Systems to change as a result of technological advances and the rapidly changing needs of its customers.

      We periodically review the carrying value and recoverability of our unamortized goodwill and other intangible assets for impairment. If the facts and circumstances suggest that the goodwill or other intangible assets may be impaired, the carrying value of this goodwill or these intangible assets will be adjusted by an immediate charge against income during the period of the adjustment. The length of the remaining amortization period may also be shortened, which will result in an increase in the amount of goodwill or intangible assets amortization during the period of adjustment and each period thereafter until fully amortized. Once adjusted, there can be no assurance that there will not be further adjustments for impairment and recoverability in future periods. Of the various factors to be considered by us in determining the existence of an impairment, the most significant factor will be changes in forecasted operating results that may indicate that future cash flows will be insufficient to recover recorded intangible assets.

Income Taxes

      We have incurred operating losses for all periods from September 30, 1996, and therefore have not recorded income tax expense for those periods. We have recorded a valuation allowance for the full amount of our net deferred tax assets. We cannot currently predict the realization of the deferred tax assets.

      As of December 31, 1999, we had net operating loss carryforwards of approximately $15.6 million. These net operating loss carryforwards are available to reduce future taxable income and begin to expire in 2011. Under the provisions of the Internal Revenue Code of 1986, as amended, certain substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be used in each year to offset future taxable income.

Liquidity and Capital Resources

      Since inception, we have primarily financed our operations and capital expenditures through the private sales of redeemable convertible preferred stock, with net proceeds of approximately $31.8 million, as well as through bank loans and equipment leases. We have also financed our operations and capital expenditures through a line of credit and an equipment line of credit, under which an aggregate of $1.7 million was outstanding as of March 31, 2000. We had $4.3 million of cash and cash equivalents and $6.4 million in working capital as of March 31, 2000.

      Our net cash used in operating activities was $1.2 million in 1997, $4.1 million in 1998, $11.1 million in 1999 and $6.5 million in the first quarter of 2000. The increase in cash used in operating activities was due primarily to our net loss excluding non-cash charges (consisting principally of depreciation and amortization) and our working capital investments. Our working capital investments consist principally of accounts receivable, prepaid expenses and unbilled revenue. Our accounts receivable and unbilled revenue at the end of any period have significantly fluctuated due principally to the significant dollar amount of our individual software licensing arrangements and other software services and the timing of the revenue recognition of these arrangements.

      At March 31, 2000, $974,000 of our accounts receivable was due from one customer acting as a general contractor to which we were engaged under a subcontractor arrangement,

which required delivery and significant modification and customization of software. The amount owed to us by this customer is past due as a result of a dispute that has not allowed the customer to collect fees that will allow for the payment of our subcontract services. We are not a party to the dispute, and we expect to collect the amount owed in 2000.

      Net cash used in investing activities was $553,000 in 1997, $395,000 in 1998, $645,000 in 1999 and $563,000 in the first quarter of 2000. We expended $425,000 in 1997 and $100,000 in 1998 for capitalized software development costs principally related to the development of XPS. Capital expenditures were $197,000 in 1997, $295,000 in 1998, $848,000 in 1999, and $563,000 in the first quarter of 2000. Our capital expenditures consisted of purchases of operating resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. We expect that our capital expenditures will continue to increase in the future.

      On July 1, 1999, we acquired all of the outstanding common stock of Radian Systems for 1.4 million shares of our common stock, valued in an independent appraisal at $1.4 million, and promissory notes of $3.5 million. We paid the sellers the amounts due under the promissory notes in November 1999.

      Our net cash provided by financing activities was $251,000 in 1997, $6.0 million in 1998, $20.7 million in 1999 and $402,000 in the first quarter of 2000. In 1998 and 1999, we issued series B and series C redeemable convertible preferred stock that provided us total cash proceeds of $29.6 million. Upon completion of this offering, our outstanding redeemable convertible preferred stock will automatically convert into common stock. In the first quarter of 2000, we also generated $334,000 of cash from the exercise of stock options.

      We expect to experience significant growth in our operating expenses, particularly research and development and sales and marketing expenses, for the foreseeable future in order to execute our business plan. As a result, we anticipate that such operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions of complementary businesses, technologies or product lines. We believe that our net proceeds from this offering, together with cash and cash equivalents on hand, will be sufficient to meet our cash requirements for the foreseeable future, including working capital requirements and planned capital expenditures. We may require additional funds for other purposes, and there can be no assurance that additional financing sources will be available or that, if available, the financing will be attainable on terms favorable to us.

      In March 1999, we entered into a loan agreement with Silicon Valley Bank, whereby Silicon Valley Bank will provide draws to us under a revolving line of credit in an aggregate principal amount of up to $1.0 million and an equipment line of credit in an aggregate principal amount of $750,000. This line of credit was amended on March 7, 2000 to increase the aggregate available borrowings to $3.5 million. The revolving line of credit is to be used for working capital purposes and the equipment line of credit is to be used only to finance or refinance the purchase of equipment. To secure these loans, we have granted Silicon Valley Bank a security interest in all of our assets. The revolving line of credit matures on June 25, 2000 and the equipment line of credit matures on February 5, 2003. Interest on the revolving line of credit is payable monthly and accrues at the prime rate as announced by Silicon

Valley Bank plus 0.75% per annum. Interest on the equipment line of credit is due monthly in arrears and accrues at the prime rate as announced by Silicon Valley Bank plus 1.25% per annum. As of March 31, 2000, we had $1.0 million outstanding under the revolving line of credit and $730,000 outstanding under the equipment line of credit. In connection with these lines of credit, we issued to Silicon Valley Bank promissory notes with an aggregate principal amount of up to $1.0 million and $750,000, respectively. We expect to renew the revolving line of credit maturing on June 25, 2000 on similar or more favorable terms prior to maturity.

      In addition, in May 1997, we entered into a loan agreement with Silicon Valley Bank, whereby Silicon Valley Bank will provide funds to us under an equipment line of credit in an aggregate principal amount of up to $500,000. This equipment line of credit is to be used only to finance or refinance purchases of equipment. To secure this loan, we have granted Silicon Valley Bank a security interest in all of our assets. This equipment line of credit matures on November 14, 2000. Interest is due monthly in arrears and accrues at the prime rate as announced by Silicon Valley Bank plus 1.50% per annum. As of March 31, 2000, we had $47,000 outstanding under this equipment line of credit. In connection with this line of credit, we issued to Silicon Valley Bank a promissory note with an aggregate principal amount of up to $500,000.

      We are prohibited from declaring and pay dividends under our loan agreements with Silicon Valley Bank. See “Dividend Policy” for more information.

Recent Accounting Pronouncements

      In December 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-9, or SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” SOP 98-9 requires recognition of revenue using the residual method for multiple element software arrangements when three conditions have all been satisfied. We adopted SOP 98-9 in 2000, and such adoption did not have any effect on our results of operations.

Impact of the Year 2000 Issue

      We did not experience any problems on January 1, 2000 and to date, we have not experienced, nor are we aware of, any material Year 2000 issues with any of our internal systems or our services, and we do not anticipate experiencing such issues in the future. Further, we are unaware of any issues with our vendors, suppliers or customers that will materially affect us.

      Our total cost to proactively address our Year 2000 issues was approximately $30,000. The cost of addressing Year 2000 issues was reported as a general and administrative expense. We believe we have identified and resolved all Year 2000 issues that could materially and adversely affect our business operations.

      We have developed contingency plans to be implemented if our efforts to identify and correct Year 2000 issues affecting our internal systems were ineffective. We have adopted the Year 2000 contingency plans as our standard operational contingency plans. Our contingency plans are designed to minimize disruptions or other adverse effects. Our plans include:

•	accelerated replacement of affected equipment or software;

•	short to medium-term use of backup equipment and software;

•	increased work hours for our personnel; and

•	use of contract personnel to correct on an accelerated schedule any Year 2000 issues that arise or to provide manual workarounds for information systems.

Quantitative and Qualitative Disclosure About Market Risk

      We are exposed to market risk from changes in interest rates that could affect our future results of operations and financial condition. We manage our exposure to these risks through our regular operating and financing activities.

      The fair value of our cash and cash equivalents would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due to the short-term nature of our portfolio. At March 31, 2000, our investment in interest-bearing securities is not material.

      Our revolving credit facility and equipment term loan bear interest at variable rates, and the fair values of these instruments are not significantly affected by changes in market interest rates. A hypothetical 100 basis point increase in interest rates for one year would increase interest expense by an immaterial amount.

BUSINESS

Overview

      Sequoia Software Corporation provides XML-based Internet infrastructure software for creating interactive e-business portals. Interactive portals are a new generation of e-business solutions that are designed to tap into today’s vast corporate and Internet information reservoirs in order to bring the right information to the right person at the right time. This new type of XML-based information portal is capable of intelligently aggregating data and content from disparate sources, personalizing that information based upon a user’s profile, and enabling the user to interact with the original information source. These capabilities meet a growing need for software products that can sift through the increasing volumes of corporate and Internet-based information to identify and facilitate new e-business opportunities. From corporate intranets and business-to-business, or B2B portals to Internet-based content and commerce providers, our products address a growing demand for a new breed of dynamic, flexible and standards-based e-business software that brings information and people together.

      Our XML-based products are designed to meet today’s e-business challenge. Our flagship product is the Sequoia XML Portal Server, or XPS. XPS is a comprehensive software solution targeted at enterprises that are deploying interactive portals to improve e-business processes and create new opportunities. We believe that XPS is the first interactive portal software product that uses XML as its core technology. By using XML, XPS is distinctively capable of integrating, extracting and aggregating information from disparate applications such as customer databases, groupware products, business intelligence solutions, human resource systems and financial applications, as well as the Internet. This is due to XPS’ ability to convert data into XML format and repurpose it quickly and effectively. Once XPS aggregates information, it uses our patent-pending XML indexing technology to provide users with content based searching capabilities so that they can access and interact with the most relevant information available, personalized for each user’s individualized needs. Our customers leverage XPS capabilities to create a variety of e-business solutions. For example, one of our customers uses XPS to keep its sales representatives better informed about their customers, prospects and products to enhance revenue opportunities. Another of our customers utilizes XPS to open its information resources to its partners and affiliates in order to broaden their market share. These examples illustrate how XPS readily adapts to the differing and changing needs of our customers so that their e-business strategies can be implemented rapidly, evolve and scale.

      We believe that establishing an interactive portal is critical for many businesses, institutions and governments to compete in today’s global business environment. Our solution provides enterprises with a fully integrated, pre-packaged software application targeted directly at this need.

Industry Overview

  The Emergence of e-Business

      The Internet has emerged as a powerful communications and commerce environment for enterprises to share and exchange business information with their employees, customers, suppliers and strategic partners. New technology is also altering the competitive landscape for many businesses, as companies face loss of market share, severe price pressures and shorter product life cycles that require them to constantly improve their efficiency. As a result, the business environment across nearly all industries is becoming increasingly competitive and dynamic.

      To succeed in this new environment, enterprises are adopting new Internet-based technologies to re-create themselves as e-businesses. e-Business results from the transformation of an enterprise’s internal and external business processes to take advantage of the communication infrastructure that the Internet provides for accessing new markets, providing additional services and enhancing customer relationships. This e-business imperative is driving companies to augment or even replace their traditional distribution, supply chain and customer-service channels with Internet-based channels in order to build new revenue streams, create competitive advantages and reduce costs.

  The Challenge of e-Business: Integrating and Utilizing Information

      Transforming into an e-business is a complex challenge. It requires enterprises to Internet-enable existing systems, deploy new Internet-based infrastructure technologies, and manage the growing volume of information flowing into and out of the enterprise. IDC estimates that the number of web pages worldwide will grow from approximately 907 million in 1998 to over 13 billion in 2003, representing a compound annual growth rate of 70.3%. IDC also estimates that the amount of data in multi-user disk storage is expected to increase from more than 188,000 terabytes in 1999 to more than 1.9 million terabytes in 2003, representing a compound annual growth rate of 78.3%. All of this information arrives at the enterprise from multiple sources such as the Internet, corporate networks, e-mail, databases and business software programs. Additionally, this information is often in a format that is incompatible with an enterprise’s own systems.

      Enterprises are devoting substantial resources to successfully integrate and utilize this increasing flow of information. IDC estimates that worldwide spending on Internet infrastructure software will grow at a compound annual growth rate of 31.0% from an estimated $9.4 billion in 1998 to $36.2 billion in 2003. We expect that this spending will be targeted at a variety of e-business strategies including e-commerce, knowledge management, supply chain management, customer support, self-service, procurement and online publishing. All of these strategies focus on establishing an e-business environment in which enterprises have the opportunity to make better business decisions and improve overall efficiency and productivity, and break down the geographic and logistical boundaries between offices, employees, customers, suppliers and strategic partners.

  Inadequacies of Existing Solutions

      Current means of aggregating and repurposing the increasing flow of information are costly and inadequate. Early attempts by enterprises to solve this problem through in-house software development efforts often failed due to the complexity of the challenge, insufficient internal resources and long development cycles. These difficulties led to the development of commercially available software products designed to address this information aggregation problem with a reduced commitment of internal resources. Many of these solutions, however, still require an undue amount of customization and maintenance in connection with implementation and are difficult to integrate with other applications.

      Enterprises require a comprehensive and cost-effective solution that is capable of efficiently integrating and utilizing information from the wide variety of disparate information sources typically found in an enterprise. This type of solution should address the following problems:

•	Limited Access to Information for Effective Business Intelligence and Decision-Making. Few available solutions have the capabilities to filter the vast amount of internal and external data and direct relevant information to those who need it. Enterprises require a solution that will enhance business intelligence and decision-making to identify new revenue opportunities and control costs.

•	Inefficient Communication and Interaction with Constituencies. The Internet is fueling competition to bring products to market in a timely and cost-effective manner. Enterprises desire to increase productivity and reduce costs by improving interaction among their employees, customers, suppliers and strategic partners while automating manufacturing, distribution and procurement processes.

•	Disparate Systems, Standards and Formats. The lack of a uniform standards-based approach for representing data makes it difficult for enterprises to integrate, aggregate, exchange and disseminate information. Enterprises need a universal language such as XML, which was formally recognized by the World Wide Web Consortium as an Internet standard in February 1998.

•	Lengthy and Costly Implementation Cycles. Current solutions are time-consuming and costly to implement or have inadequate functionality. It is important for a solution to minimize the time and expense of system implementation. At the same time, the solution must include the technology to extract, store, analyze and act on information and solve specific business problems in areas such as sales, marketing, finance, customer support and Internet commerce.

      The complex problem of aggregating, organizing and interacting with the large volumes of information being generated by today’s e-business environment requires a robust and focused solution such as an XML-based interactive portal.

The Sequoia Solution

      We believe that interactive e-business portals are a critical component of a successful e-business strategy. Our solution consists of XML-based Internet infrastructure software and services that enable e-businesses to create, deploy and manage interactive portals. Our interactive e-business portal solution, XPS, aggregates and organizes information from disparate sources using a powerful, context-based approach to information management. With XPS, an enterprise can seamlessly integrate multiple sources of information into an easy to use, personalized interface. We believe this enhanced capability to access and interact with information improves an enterprise’s communication, decision-making, identification of new revenue opportunities and its ability to leverage its technology investment.

      We believe our comprehensive, integrated, interactive solution provides our clients with the following benefits:

•	Streamlined Business Processes. Our interactive e-business portal solutions enable and promote enterprise e-business strategies by enabling the integration and aggregation of disparate information. Our customers can create interactive environments in which their employees, customers, suppliers and strategic partners can share and update information in real-time. This improves coordination of effort and reduces the time it takes to respond to market changes and customer and strategic partner needs.

•	Improved Decision-Making. Our products incorporate proprietary searching and indexing technology designed to provide the most up-to-date, user-defined information when and where it is needed. Good business decisions are generally a function of getting the right information to the right people at the right time. This often entails a lengthy process of sorting through large volumes of information. XPS can sweep multiple, disparate information sources, extract relevant data and personalize the presentation for specific users. With access to timely, relevant data, users can make more informed decisions.

•	Enhanced Revenue Opportunities. Our solutions create new revenue opportunities for enterprises by facilitating business intelligence, customer communication and enterprise responsiveness. Companies are often isolated from vital information regarding current and potential customers and strategic partners. By leveraging the aggregation capabilities of our products, enterprises can determine which opportunities to target, based on predetermined, relevant criteria, and build better relationships. XPS presents this information in a useful format that assists users in identifying desirable opportunities.

•	Ability to Leverage Existing Technology Investment. Our solutions are designed to minimize the costs of implementing e-business strategies. e-business solutions are often time-consuming and cumbersome to implement. They also frequently require enterprises to replace existing applications and systems. Our products do not require changes to underlying systems, which preserves an enterprise’s technology investments. By minimizing implementation costs, improving productivity and creating additional revenue opportunities, our solutions enable an enterprise to leverage its existing technology investment to deliver new and added value to their users.

•	Flexible, Scalable, XML-based Architecture. We have been using XML since 1997, before it was an adopted standard, because it is a powerful, enabling technology that is being widely adopted as the preferred Internet standard for e-business. XML enables users to attach descriptive tags that give meaning to the content. XML serves as the foundation for our scalable platform that allows our customers to improve information management, preserve existing computer system investments and enhance overall productivity.

The Sequoia Strategy

      Our goal is to be the market leader for XML-based, Internet infrastructure software for creating e-business solutions. We intend to continue to supplement our solutions with comprehensive service and support, so that our customers may maximize the benefits achieved with the use of our software. The key elements of our business strategy are to:

•	Maintain and Extend Leadership in XML-based Interactive Portal Software Market. We intend to continue to pursue open, standards-based, XML technology that can significantly reduce the complexity and effort required to create e-business solutions. We intend to continue to protect our XML-based technologies through patents, and leverage XML to develop new products for our customers. We are actively working with Internet-based standards organizations in the development of new XML-based e-business standards.

•	Expand Product Offerings. We are actively developing new products and enhancements to foster our growth and solidify our leadership position. We also plan to expand our product offerings by marketing various components of XPS as stand-alone e-business infrastructure tools and applications, such as our XML indexing engine, Xdex, which creates an index of XML data. In addition, XPS’s open architecture provides a flexible environment that allows third-parties to develop enhancements to XPS. We expect additional enhancements to include:

•	portal management capabilities that facilitate ease of deployment and maintenance;

•	integration features that embrace open, emerging information exchange standards, such as Microsoft’s BizTalk and encourage third-party add-ons to our products;

•	search and presentation features that improve the user experience; and

•	a software component known as an XML application server that will enhance our products’ current scalability and transaction processing capabilities.

•	Further Develop Indirect Distribution Channels. We plan to continue to leverage our sales and marketing efforts through indirect distribution channels. We intend to continue to foster these relationships to fuel additional growth because they significantly extend our market reach. We focus on extending our sales, distribution and implementation capabilities by pursuing relationships with application service providers, system integrators, consultants, and independent software vendors and enhancing our customer’s user experience through partnerships with portal content providers and e-marketplaces.

•	Extend Our Strategic Relationships. We intend to expand our relationships to pursue strategic opportunities for the marketing and sale of our products. These relationships provide us with an important endorsement of our software and a distribution mechanism for exposing the capabilities of our products. For example, we also intend to continue our collaborative efforts with Microsoft to further our expertise in Microsoft products and promote the advancement of XML-based technologies.

•	Leverage Radian Systems’ Customer Base to Enhance Sales of XPS. We acquired Radian Systems’ substantial customer base, which includes prominent companies such as GE Power Generation and Blue Cross/ Blue Shield of Minnesota. We intend to leverage this installed customer base to expand distribution and sale of XPS. This will enable Radian Systems’ customers to continue to use and build upon their information technology infrastructure investments.

XML Standard

      XPS uses eXtensible Markup Language, or XML, an emerging standard that defines a universal method for structuring data as its core technology. XML was formally recommended by the World Wide Web Consortium as a standard in February 1998. Since then, a number of industry leaders, including Microsoft, IBM, Sun and Oracle have announced support for XML.

      We believe that XML will be a key enabler of interactive portals and e-business solutions. XML, like Hyper Text Markup Language, or HTML, descends from the Internet’s original data standard, Standard Generalized Markup Language, or SGML. Unlike HTML, the standard currently used for formatting information on the Internet, however, XML enables information to be coded for content rather than solely for presentation. This coding difference allows applications to examine and manipulate data for content as well as context. Descriptive tags are attached to each piece of data so applications can understand the meaning of the data and process it accordingly. This characteristic of XML eliminates the need for re-keying data and enables users to quickly identify, retrieve, parse, interpret and transmit critical business intelligence, including data, text, images and streaming audio/video.

Products

      We believe we are the market leader for XML-powered interactive portal software. Our principal product, Sequoia XML Portal Server, or XPS, is a Microsoft Windows NT server-based, Internet infrastructure software product that enables the rapid deployment of interactive e-business portals. XPS is a fully integrated and pre-packaged application that contains both platform and application components. Our platform components provide the foundation for our standards-based, flexible and scalable architecture. Our application components provide the features and functionality of our e-business portal solutions.

      XPS consists of a component-based architecture that improves access to information, allows users to act quickly upon that information and enhances user-to-user collaboration. XPS accomplishes this by providing an automated mechanism that periodically gathers and channels internal and external content. Content may originate from many sources, including network directories and file systems, enterprise applications, databases or web sites. Once XPS identifies and collects content, it creates an index that enables users to rapidly search for, identify and retrieve relevant information. XPS leverages our patent-pending XML indexing technology that allows users to perform contextual searches on XML-based information. We believe that XPS improves employee productivity, customer support, and partner relationships by creating a highly interactive environment. This architecture allows our customers to create interactive portals that allow for real-time updating of underlying information sources. Using XPS’s interactive capabilities, organizations can streamline business processes by allowing users to create a personalized, self-service environment.

  The Interactive XML Portal Server

      XPS 2.0

      Our XPS 2.0 platform components run on Microsoft Windows NT and extensively use XML as the universal method for describing and managing the disparate content that an organization exposes to its portal solution. XPS 2.0 contains three platform components: our XML Integration Engine, our XML Repository and our XML Rules Engine.

•	XML Integration Engine. Our XML Integration Engine provides a BizTalk compliant mechanism for communicating with enterprise applications. This engine is responsible for extracting information from disparate applications and transferring the data to XPS. The engine is also responsible for providing XPS with its interactive capabilities by enabling the product to transmit new, updated information back to the original enterprise applications.

•	XML Repository. Our XML Repository provides a mechanism for storing, indexing and providing controlled access to aggregated content. It receives content from two primary sources: our XML Integration Engine and end-user applications. Our XML Repository can maintain and manage both structured data, such as information extracted from databases, and unstructured data, such as word processing files, spreadsheets, web pages and multimedia files, including streaming audio and video.

•	XML Rules Engine. Our XML Rules Engine analyzes XML data and performs functions based on its content. This engine is used by enterprises to integrate XPS with their existing business processes to create content-based rules for routing information to relevant parties, notifying users of information events, controlling access to data and personalizing content for the designated user.

      The following application components are available in XPS 2.0:

XPS 2.0 Application Components

Application Components	Description

Smart Summaries	Enables enterprises to create a single, comprehensive view of related information brought together from disparate sources.
XML Indexing	Leverages our patent-pending technology to enable users to do context-based searching.
Meta-Search	Allows users to search multiple internal and external content sources more rapidly with automatic updates.
Data Replication Services	Replicates database information to multiple servers. In conjunction with Meta-Search, this component provides enhanced scalability, or the ability to leverage an enterprise’s platform to manage growth.
Active Personalization	Enables users to subscribe to specific types of content and filter unwanted content from their personal desktop, and facilitates timely delivery of relevant information.
XML Data Entry	Facilitates the creation of XML documents via Internet-based forms. Content created using XML data entry may be stored in the XML Repository or returned to a host application.
Categorization	Organizes portal content through a rules-based methodology.

      XPS 3.0

      In the near future, we intend to release our third generation of XPS. We are rapidly adding platform and application components to XPS to enhance the functionality we provide our customers and extend the product’s capabilities to meet the needs of the growing market for interactive e-business portals. In addition to the existing capabilities of XPS 2.0, we anticipate that our next generation product, XPS 3.0, will have the following platform components:

•	XML Application Server. Our XML Application Server platform component enhances system scalability by allowing XPS platform and application components to be distributed onto multiple servers. This platform component of XPS 3.0 enhances transactional integrity by providing an XML-based messaging infrastructure built on the Microsoft NT platform.

•	Content Delivery Server. Our Content Delivery Server platform component integrates information from third-party applications and personalizes it for specific end-users. Additionally, the Content Delivery Server enhances XPS’s interactive capabilities by providing real-time, two-way integration with an enterprise’s existing systems.

      In addition to these additional platform components and the existing functionality of XPS 2.0, XPS 3.0 will include the following set of application components:

XPS 3.0 Application Components

New Application Components	Description

Portal Management Console	Enables the creation, deployment and management of multiple e-business portals within a single enterprise.
Smart Spiders	Proactively gathers structured and unstructured data from internal and external sources, including network directories and file systems, enterprise applications, databases or external web sites. Smart spiders can be customized for the needs of a particular enterprise.
Collaboration	Enables users to collaborate and publish documents to the portal.

  e-Business Infrastructure Applications

      Our architectural approach of developing separate platform and application components allows us to easily unbundle particular components for the marketing and sale of stand-alone e-business infrastructure products. Our first component to be unbundled from XPS is Xdex, our stand-alone XML indexing application. Xdex is currently a component of our integrated solution that we plan to re-package as a stand-alone product. Xdex will be used to index the growing volume of XML data now being generated since XML’s adoption by the World Wide Web Consortium. Xdex leverages our patent pending XML indexing technology to create a highly contextualized index for the search and retrieval of XML data. We released a technology preview of Xdex in December 1999 and expect to release it commercially in the near future. As of March 22, 2000, we have received over 1,000 specific inquiries and requests for Xdex, many from leading platform vendors and Global 2000 companies.

      Other future components that we plan on unbundling from our existing solution include, but are not limited to, our Meta-Search component, XML Application Server and Smart Summaries. We believe Xdex, along with our other e-business infrastructure applications, creates new channels and opportunities for selling our e-business portal products.

Furthermore, we believe these applications create additional opportunities for growth through possible sales through original equipment manufacturers.

XPS 3.0

[CIRCLE GRAPH]

Services

      We offer our customers and indirect channel partners an array of training and expert product services in connection with the sale, distribution and use of our products. We believe these services are an important part of our success and the success of our customers. Our expert product services group is primarily focused on strengthening the implementation capabilities of our channel partners, which provide most of the services in conjunction with the sale of our products. Our product support group is expanding rapidly to support our growing customer base. We intend to leverage our services to broaden market awareness of the advantages of our solutions and to create opportunities to sell new or enhanced products to customers.

  Expert Product Services

      Technical Training. We regularly offer instructor-led, multimedia-driven courses that focus on the implementation, administration and management of our products. We also offer product education to our technical specialists through our series of product training courses, which are delivered at our corporate training center. We emphasize training because we believe that product education provides the knowledge transfer necessary to help expedite product implementation for our customers and business partners.

      Reselling, Consulting and Implementation. We focus a significant amount of our efforts on our business partners that are authorized to resell our products and provide consulting and implementation services to both our customers and their own. We believe that this provides an ample resource to assist our customers in any consulting and implementation services they require in connection with the installation and deployment of our products. To ensure that those consulting and implementation services are provided properly, we assign product experts to each customer engagement, and require that our indirect channel partners be fully certified on our products.

  Product Support

      Ongoing product and customer support is important to our continued success and we strive to provide our customers with quick and helpful responses to inquiries. We provide a compilation of answers to frequently asked questions on our web site, which our customers can access in addition to calling customer support. Our product and customer support personnel answer product questions and provide troubleshooting advice. The customer support team is active in many areas of our business and participates in product training for new employees, reviewing and offering input for product documentation and assisting with the quality assurance effort for each software release.

Sales and Marketing

      Our sales and marketing function is focused on delivering interactive e-business portal solutions that are directed at the specific needs of our customers. To accomplish this, we are focusing our marketing efforts on developing greater awareness of the benefits of XML-powered interactive e-business portals. Moreover, in addition to targeting the interactive e-business portal market, we are focusing on specific market segments that are aggressively seeking to adopt innovative technologies in order to acquire a competitive advantage. In the e-business portal market, these market segments include financial services, communications/ technology, industrial, healthcare and government.

      For each of these markets, we intend to sell and market specialized portal initiatives, including:

•	strategic business alliances with channel partners, independent software vendors and service companies that have established brand identity for each market segment;

•	connections to industry-specific application software;

•	industry-specific interfaces;

•	industry-specific product overviews, or “white papers,” and case studies; and

•	sponsor exhibits and speak at industry trade shows.

  Sales

      Direct Sales. As of May 8, 2000, our direct sales force consisted of 25 sales professionals and 17 technical sales support specialists primarily based at our principal offices, as well as sales offices in Chicago, Illinois; New York, New York; San Jose, California; and Dublin, Ireland. Our direct sales force focuses on end-users and channel partners to generate product demand. We intend to increase the number of sales professionals and technical sales support specialists located both domestically and internationally.

      Indirect Channels. We intend to significantly expand our installed base and service capabilities through relationships with indirect channel partners. Our indirect channel partners consist of applications service providers, systems integrators and consultants that market, sell, implement and support our products and independent software vendors that can incorporate and embed our products into their own e-business solutions. Our indirect channel partners include Acuent, Cap Gemini, Cediti of Belgium, divine interVentures, General Dynamics Defense Systems, ImageVision.Net, Impact Innovations Group, Lockheed Martin Management & Data Systems, marchFirst Cornerstone, Microsoft, PSINet, RWD Technologies, S2 Systems and Superior Consultant Company.

  Product Marketing

      Our marketing organization consists of two functions, product marketing and corporate communications. Product marketing provides a strategic function within the organization focusing on product direction, branding, target markets and strategic positioning. Our corporate communications group seeks to increase market awareness, generate leads, promote our technology leadership and educate independent research analysts. These efforts include brand promotion, public relations, advertising, trade shows, speaking engagements, seminars, direct mail, telemarketing, web sites and white papers. Our marketing professionals also produce marketing materials to support sales to prospective customers, such as brochures, data sheets, presentations and demonstrations.

  Business Alliances

      To increase our leadership in the market, we have formed business alliances focused on enhancing relationships with complementary vendors that we believe will contribute to our success, such as portal content providers and e-marketplaces. Our business alliances offer a variety of products and services that when incorporated into our product offering provide additional capabilities. Our business relationship strategy is focused on enhancing user experience through partnerships with portal content providers and e-marketplaces. Our business alliances include biztravel.com, extensibility, Finance Center, Managemark, Inc., Sabre, Inc., Wavo Corp., and Zacks Investment Research, Inc.

Strategic Relationship with Microsoft

      We continue to forge a close sales, marketing and technology relationship with Microsoft. We believe our relationship with Microsoft enables us to capitalize on the growing market for e-business solutions by complementing and augmenting the products and services we provide to our customers, and extending our market reach.

      We have been working with Microsoft’s Business Solutions Group since late 1997 to jointly create opportunities for XML-based interactive portals in vertical markets such as healthcare, financial and government. XPS is Microsoft BackOffice-certified, meaning our product has been tested by Microsoft’s independent certification department and has met requirements with respect to the Microsoft platform, which includes technology such as

Microsoft SQL Server 7.0, Distributed Component Object Model, Microsoft Transaction Server, BizTalk and Internet Explorer 5.0. Microsoft has assisted our marketing efforts in many ways including:

•	participating with us in the launch of our first XML-based product;

•	placing advertisements that mention us as a Microsoft partner;

•	allowing us to demonstrate our product in Microsoft trade show booths; and

•	publishing a report exclusively about our portal software product.

      In addition to marketing assistance, Microsoft provides our technical team with technology briefings. We are continuing to expand our sales, marketing and technology relationship with Microsoft. This relationship provides us with a distribution mechanism for exposing the capabilities of our products to the Microsoft customer base. Our Microsoft relationship has included joint promotional efforts, marketing materials, white papers and product demonstrations. At a recent trade show, Microsoft’s founder, chairman and chief software architect, Bill Gates, demonstrated XPS to thousands of attendees and the media.

Research and Development

      Our development staff is responsible for enhancing our existing products and expanding our product line. We believe that a technically skilled software development organization will continue to be a core component of our success. As of May 8, 2000, we had a development staff of 66 personnel, including 32 developers, 18 quality assurance personnel, seven product support personnel and nine product management personnel.

      We have made substantial investments in research and development, primarily through internal development, but also through technology acquisitions. Our research and development expenditures for the years ended December 31, 1997, 1998 and 1999 and the quarter ended March 31, 2000 were approximately $500,000, $1.0 million, $3.6 million, and $1.9 million respectively. Our research and development expenses have been expensed as incurred. We expect that we will continue to commit significant resources to research and development in the future, as it is a key component of our strategy. We focus our research and development activity on enhancing our existing software and developing new software products. We work closely with our customers and strategic partners to identify areas on which to focus our new product development efforts.

      We believe that we have demonstrated significant innovations in our application of XML technologies to address the problems of e-business. While we evaluate externally-developed technologies for integration into our software, most enhancements to our software have been, and we expect will continue to be, developed internally. Our current product development activities focus on product enhancements to XPS and the integration of external services and partner technology. We believe that we must continue to design, develop and introduce new products that take advantage of market opportunities and comply with emerging standards.

Customers and Case Studies

  Customers

      Our customers represent a broad array of enterprises within diverse industry sectors, including financial services, communications/ technology, industrial, healthcare and government. Customers are generally organizations that seek to leverage emerging technology to achieve a competitive advantage in their markets. Our customers are using XPS to deploy intranet, or corporate portals, B2B portals and Internet portals. Since the commercial release of XPS in March 1999, the number of our licensed users has grown rapidly. Licensing arrangements range from departmental-size solutions to enterprise-wide commitments.

      The following is a partial list of customers that have licensed our XPS software or software of our wholly owned subsidiary, Radian Systems:

Financial Services

• Blue Cross/ Blue Shield of Minnesota*
• First Trust*
• Prudential Insurance*

Communications/ Technology

• BMC Software
• Ecommunications
• Fantasy Sports Network
• IT Publishing
• Lockheed Martin Management & Data Systems
• PSINet
• Stateside.com

Industrial

• E.I. DuPont de Nemours
• GE Power Generation

Healthcare

• Baylor Health Care System
• Centers for Disease Control
• Kaiser Permanente
• MacNeal Health Network
• Pointshare Corporation

Government

• Arlington County, Virginia
• National Institute of Standards and Technology

• The State of Texas*

*  Represents users of Radian Systems’ software.

      Blue Cross/ Blue Shield of Minnesota and The State of Texas each represent more than 10% of our revenues for the year ended December 31, 1999.

  Customer Case Studies

      We believe our customers have chosen XPS due to its scalable architecture, low cost of ownership and rapid implementation. Our customers use XPS to create interactive portals that facilitate collaboration within the enterprise, integrate disparate business processes and existing systems, enable better decision-making and optimize operations. Customers also use XPS to provide fast access to complex information over the Internet for collaboration with their customers, employees, suppliers and strategic partners.

  GE Power Generation

      General Electric is a Fortune 50 company that is a worldwide market leader in manufacturing and services. One of its manufacturing divisions, GE Power Generation, builds heavy-turbine and generator equipment to produce electricity for major utility companies worldwide. Each turbine and generator is composed of thousands of machine-critical parts designed to withstand extreme high temperature and strict operating tolerances. Due to their mission-critical nature, GE Power creates and maintains extensive electronic databases containing as-built configuration data and paper-based information pertaining to these parts for each turbine manufactured. This data is critical to the operation and maintenance of this equipment. However, managing customer requests for complete and accurate sets of this information was an expensive, time-consuming and labor-intensive process. To address the challenge of managing this information, GE Power implemented a document management solution purchased from Radian Systems. With Radian Systems’ solution, GE Power was able to successfully streamline the paper-based process for aggregating turbine parts information.

      Following our acquisition of Radian Systems, we introduced GE Power to XPS. Radian Systems’ extensive knowledge of the technology challenges facing Power Systems enabled us to effectively demonstrate the benefits that XPS could provide to our recently acquired client. GE Power quickly recognized that with XPS, it could provide its customers and employees with a more comprehensive solution that included better access to more data from a wider range of information sources.

      Utilizing XPS’s highly scalable and flexible architecture, GE Power customers are now empowered to easily and directly access the exact information they require from any Internet-enabled computer on a real-time basis. Our solution enables GE Power to aggregate its data from multiple disparate sources in real-time to provide customers and employees with immediate access to the current information. As a result, GE Power was able to reduce the number of employees required to manage its information retrieval and distribution process by 60% while enhancing the accessibility of the data and documents. Implementation of the solution provides GE Power the ability to connect the portal to additional data sources to further enhance GE Power’s capability to provide additional e-business services to its customers.

  DuPont

      DuPont is one of the world’s largest chemical concerns. A global leader among industrial companies, DuPont is also a leader in science and technology in a range of disciplines including high-performance materials, specialty chemicals, pharmaceuticals and agricultural biotechnology. The company operates in 65 countries and has 97,000 employees dispersed worldwide.

      DuPont is continually working to enhance the collaborative environment among its teams of scientists and researchers dispersed around the globe. Driven by a need to continue rapidly introducing new products to market, DuPont strives to reduce redundant efforts and encourage greater interaction and collaboration among its research and development teams. As part of the collaborative process, these teams depend upon a variety of disparate information sources, such as personal databases and other existing systems that play an instrumental role in effectively bringing new products to market.

      In 1999, DuPont embarked on a corporate strategy to enhance its collaborative environment by embracing emerging Internet portal technologies that could improve access to and interaction with its array of information assets. After a deliberate process of evaluating available technologies and products, including many of our competitors, DuPont determined that, first and foremost, it intended to embrace an XML-based, integrated solution. DuPont concluded that the data management capabilities of XML made it the key ingredient for its enterprise-wide portal initiative. Having established XML as a baseline requirement for its enterprise portal, DuPont quickly settled on XPS, and its use of XML, as the preferred solution.

  PSINet

      PSINet Inc. is one of the largest providers of Internet solutions and services for global business. The world’s first commercial Internet service provider, PSINet operates one of the largest and most advanced Internet access networks. PSINet provides Internet access in over 800 metropolitan areas in 26 countries. To manage this rapid growth, PSINet Limited, a wholly owned Canadian subsidiary, sought to effectively leverage its information resources to improve the productivity of its sales, marketing and customer service teams.

      Having already made a significant investment in its existing technology infrastructure, PSINet required a solution that was compatible with its existing systems yet could meet the heavy remote access demands of its cross-continent teams. Initially, PSINet began an internal development project to evaluate the feasibility of and necessary requirements for implementing a portal for its sales and marketing staff. Internal, proprietary projects targeted at a specific group of users are frequently a first step for innovative organizations seeking to take advantage of new technologies to improve business processes. Internal development efforts, however, can be costly and complex, and typically are replaced, once packaged solutions emerge that meet a customer’s needs.

      For PSINet, in mid-1999, it began evaluating the emerging class of enterprise portal products to determine which products had the necessary features and XML-based capabilities to address its portal requirements and potentially augment and replace its in-house development efforts. In October 1999, PSINet selected XPS and commenced a pilot project to evaluate whether our product could meet its needs. In just a few days, the initial pilot was successful, and discussions progressed regarding an XPS licensing arrangement that would adequately serve the diverse needs of its employee and customer base.

      With XPS, PSINet is able to integrate with and aggregate information from existing systems and provide its sales and marketing team with information personalized to meet their individual needs. XPS enabled PSINet employees to more readily access sales tools such as customer documents, brochures and white papers and to interact with other corporate databases through any web browser. In addition, sales representatives can utilize our XML Data Entry component, to easily create web-based forms for real-time updating of customer contact information. Our product also provides PSINet sales representatives located in various worldwide offices access to client contact records and current product documentation. The next phase of PSINet’s project will offer integrated real-time scheduling, daily sales information and the ability to pull information stored in a variety of existing systems.

  Baylor Health Care System

      Baylor Health Care System is based in Dallas, Texas and is one of the nation’s largest not-for profit integrated health care providers, encompassing a network of hospitals, primary care centers and practices, community health centers and senior health centers. For six consecutive years, U.S. News & World Report’s “America’s Best Hospitals” guide has ranked Baylor among the top hospitals nationwide in several specialties. An employer of more than 13,000 people, Baylor ranks as the fourth largest private sector employer in the Dallas/ Forth Worth Metroplex. In addition, Baylor provides cohesive and coordinated research efforts and pursues research opportunities through the Baylor Research Institute. Baylor University Medical Center, a major patient care, teaching and research center for the Southwest and the second largest medical center in the Metroplex, serves as Baylor Health Care System’s flagship hospital.

      Baylor has a wide network of affiliated physicians and a geographically distributed infrastructure base. As part of this large network, Baylor manages a variety of disparate information systems where relevant patient information is frequently dispersed. For Baylor, the challenge was to make it quicker and more convenient for its health care providers to get the information they need to provide the best care for their patients. To do this, Baylor sought to remove the communication barriers between physicians, the organization and its health care information systems. The goal is to allow physicians to interact with patient data through a secured network, no matter where the physician is located.

      Baylor is now engaged in an aggressive transformation to an e-business. To accomplish this, Baylor is implementing a variety of e-business initiatives, including an enterprise portal. Baylor selected XPS, as a component of its overall strategy, primarily because of its ability to serve as a clinical document data repository as well as for a variety of technical reasons, including XPS’s adherence to open standards. Because Baylor adheres to health care standards, which are moving towards XML, XPS and its XML-based architecture, was a natural choice. In addition, with our XML Repository, Baylor will be able to replace existing and outdated systems, and at the same time provide enhanced functionality such as context-based searching capabilities on textual reports. XPS will also be utilized to aggregate dispersed patient information and to replace current methods of information delivery. Physicians using the Baylor enterprise portal will use XPS to get quick access to and interact with information such as admitting records, contact and insurance information, radiology reports, laboratory reports and other patient records. With this information, Baylor Health Care System can provide patient care in a more efficient manner while enhancing their nationally recognized quality patient care.

Intellectual Property and Licensing

      Our success and ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely primarily on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information. For example, we license rather than sell our software to customers and require licensees to enter into license agreements that impose certain restrictions on licensees’ ability to utilize the software. We have applied for three U.S. patents covering our core XML technology, one of which is a provisional application. We have no patents or patent applications pending in any foreign countries. We have two U.S. trademark registrations and three pending trademark applications. Additionally, we have filed three intent-to-use trademark applications in the United States for our product names and corporate logo. We own the registration rights for five Internet domain names, including those pertaining to our company name, one of our subsidiary’s company name and certain aspects of our XML technology. There can be no assurance that any of our patents, copyrights or trademarks will not be challenged or invalidated.

      We also enter into license agreements with respect to our technology, documentation and other proprietary information. Those licenses are generally non-transferable and typically have a perpetual term. Despite our best efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. In particular, we provide our licensees with access to object code versions of our software, and other proprietary information underlying our licensed software. Policing unauthorized use of our products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

      From time to time we integrate third-party software into our products. This third-party software may not continue to be available on commercially reasonable terms. We currently license software from DT Software, Inc. under a perpetual license agreement for indexing functionality in our Sequoia XML Portal Server software. We also license the same software from DT Software, Inc. under a perpetual license agreement for indexing functionality in our Xdex software. If we cannot maintain licenses to this third-party software, shipments of our products could be delayed until equivalent software could be developed or licensed and integrated into our products, which could materially adversely affect our business, operating results and financial condition.

      Overall, the protection of our proprietary rights may not be adequate and our competitors may independently develop similar technology. Due to rapid technological change, we believe that factors such as the technological and creative skill of our personnel, new product developments and enhancements to existing products are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

      We do not believe that any of our products, trademarks, copyrights or other proprietary rights infringe the proprietary rights of third parties except for one instance. In July 1999, we received a notice from NetRight Technologies, Inc., objecting to our use of the mark ‘iManage’. We had ceased using the mark prior to the receipt of the notice and we do not anticipate any further action. Third parties may assert infringement claims against us in the future with respect to current or future products. Further, we expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

      All of our employees sign nondisclosure and confidentiality agreements. From time to time, we hire or retain employees or consultants who have worked for independent software vendors or other companies developing products similar to those offered by us. Those prior employers may claim that our products are based on their products and that we have misappropriated their intellectual property. Any claims of that variety, with or without merit, could cause a significant diversion of management attention, result in costly and protracted litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Those royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which would have a material adverse affect on our business. For additional discussion regarding our intellectual property risk, see “Risk Factors—Our software products rely on our intellectual property, and any failure by us to protect our intellectual property could enable our competitors to market products with similar features that may reduce demand for our products which would adversely affect our revenues” on page 11.

Competition

      The market for e-business solutions is rapidly changing and intensely competitive, and is likely to become more competitive as the number of entrants and new technologies increases. We believe that, while none of our competitors or potential competitors currently produces an XML-based solution comparable to ours, we face current or potential competition from large software vendors, vendors of proprietary enterprise application integration and application server products, in-house divisions and others that intend to add XML capabilities to their products. Our customers and other companies with which we have strategic relationships may also compete with us in the future. Many of these competitors may emerge rapidly and gain significant market share quickly. In addition, new and improved technologies or the expansion of existing technologies may increase competitive pressures. As a result, we may not be able to compete successfully, and our business, operating results and financial condition could be harmed.

      We compete principally on the basis of:

•	product quality and performance, including scalability and breadth and depth of solution;

•	interoperability of solution with existing applications;

•	speed and ease of deployment;

•	customer service; and

•	price.

      We believe that we compete favorably in each of these areas and that our product has more functionality than those of any of our competitors and is easier to implement than their products. In addition, we believe that our product is more scalable and makes more use of XML than our competitors’ products.

      We believe that the principal competitive factors affecting our market include:

•	the number of customers;

•	the number of strategic alliances; and

•	strength of sales channels.

      Although we believe our solution currently competes favorably with respect to these factors, our market is relatively new and rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical and other resources, such as larger customer bases and greater brand recognition that may have lower overhead costs than us and therefore be able to offer advantageous pricing. Additionally, some of our competitors may be able to secure alliances with customers and affiliates on more favorable terms than we can. We expect that competition will increase as other established and emerging companies enter the portal solution market and as new products and technologies are introduced. Increased competition may result in price reductions and lower gross margins.

Employees

      As of May 8, 2000, we employed 182 full-time employees, which included 66 in sales and marketing, 21 in expert product services and product support, 66 in research and development and 29 in administration, operations and finance. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. As of May 8, 2000, all of our employees own options to purchase our stock. From time to time, we have employed, and will continue to employ, independent contractors and consultants to support research and development, marketing and sales, and business development. Our employees are not represented by a collective bargaining agreement and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good.

Facilities

      Our principal administrative, sales, marketing and research and development facility is located in Columbia, Maryland and consists of approximately 21,635 square feet of office space held under a lease that expires in July 2002. We have entered into a lease for a 60,000 square foot facility in Columbia, Maryland as a replacement for our current principal offices. We anticipate relocating our current principal offices in September 2000. We also lease a sales office in Dublin, Ireland which consists of approximately 1,900 square feet. In July 1999, in conjunction with the acquisition of Radian Systems, we assumed responsibility for approximately 7,683 square feet of office space in Alexandria, Virginia under a three-year lease expiring in September 2002. We intend to relocate personnel located in the Alexandria facility to Columbia, Maryland. We are currently negotiating an interim lease for 5,700 square feet of additional space in Columbia, Maryland near our headquarters to accommodate this move.

      We also maintain sales and support personnel in Chicago, Illinois; New York, New York; San Jose, California; and Seattle, Washington.

Legal Proceedings

      From time to time, we are a party to routine litigation and proceedings in the ordinary course of business. We are not aware of any current or pending litigation to which we are or may be a party that we believe could materially adversely affect our results of operations or financial condition.

MANAGEMENT

Our Directors and Executive Officers

      The following table sets forth information with respect to our directors and executive officers as of May 8, 2000:

Name	Age	Position

Richard C. Faint, Jr.	48	Chief Executive Officer and Chairman of the Board

Mark A. Wesker	38	President, Chief Operating Officer and Director

Gregory G. Heard	35	Chief Financial Officer, Vice President, Treasurer and Assistant Secretary

Anil Sethi	41	Chief Technology Officer, Vice President and Assistant Secretary

Marc E. Rubin	36	Chief Accounting Officer, Vice President, Secretary and Assistant Treasurer

Kenneth E. Tighe	41	Executive Vice President, Sales

Thomas D. Craig	32	Vice President, Business Development

Marvin W. Adams(2)	42	Director

Lawrence A. Bettino(1)	39	Director

Andrew J. Filipowski	49	Director

Jonathan I. Grabel(1)(2)	31	Director

William M. Gust II(1)(2)	57	Director

Richard R. Roscitt	48	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

      Richard C. Faint, Jr. has been our Chief Executive Officer and Chairman of the Board since July 1996. Mr. Faint served as Chief Financial Officer of Mergent Technologies from September 1995 to July 1996. Previously, from January 1995 to September 1995, Mr. Faint was the Chief Financial Officer of Performance Learning Group which merged with Mergent Technologies in September 1995. From December 1984 to January 1995, Mr. Faint served as Chief Financial Officer of PersonaCare, a company that he co-founded. PersonaCare was acquired by TheraTx, which later completed its initial public offering. Mr. Faint received his B.S. in Accounting and Finance from Towson University and his J.D. and M.B.A. from The University of Baltimore.

      Mark A. Wesker co-founded our company and has been our President, Chief Operating Officer and a director since joining our company in November 1992. Prior to joining our company, Mr. Wesker was an attorney with the law firm of Miles & Stockbridge from May 1986 to November 1992. Mr. Wesker received his B.A. in Political Science from The George Washington University and his J.D. from The University of Baltimore. Mr. Wesker is Mr. Sethi’s brother-in-law.

      Gregory G. Heard has been our Chief Financial Officer and Vice President since joining us in January 2000 and is currently our Treasurer and Assistant Secretary. From November 1994 to January 2000, Mr. Heard was Managing Director of Equity Research at Corbyn Investment Management and the Greenspring Fund. Prior to that, from September 1991 to October 1994, Mr. Heard was Manager, Financial Advisory Services Group at Coopers & Lybrand. Mr. Heard received his B.S. in Accounting and an M.B.A. from Lehigh University. Mr. Heard is a Certified Management Accountant.

      Anil Sethi founded our company in April 1992 and is currently our Chief Technology Officer, Vice President and our Assistant Secretary. Since July 1996, Mr. Sethi has served as our Chief Technology Officer. Prior to that, Mr. Sethi served as our Chairman and Chief Executive Officer. Prior to founding our company, Mr. Sethi participated in another start-up venture. Between 1983 and 1990, Mr. Sethi served in various Systems Engineering positions for Hewlett Packard, the U.S. Navy and Apple Computer. Mr. Sethi received his B.S. in Mechanical Engineering with a concentration in Biomedical Engineering from the Catholic University of America. Mr. Sethi is Mr. Wesker’s brother-in-law.

      Marc E. Rubin has been our Chief Accounting Officer and Vice President since January 2000 and is our Secretary and Assistant Treasurer. Prior to that, from November 1995 to December 1999, Mr. Rubin served as our Chief Financial Officer. From December 1994 to October 1995, Mr. Rubin was the Manager of Financial Planning and Analysis at Black & Decker Canada. From July 1990 to December 1994, Mr. Rubin was Senior Internal Auditor for Black & Decker Corporation. Mr. Rubin received his B.A. in Accounting and his M.B.A. from The University of Baltimore.

      Thomas D. Craig has been our Vice President, Business Development since February 2000. Prior to joining our company, Mr. Craig was Business Development Manager of Microsoft Corporation from August 1997 to February 2000 and Corporate Account Executive of Microsoft Corporation from March 1994 to August 1997. Mr. Craig received his B.A. in Liberal Arts from Washington State University.

      Kenneth E. Tighe has been our Executive Vice President, Sales since July 1999. From May 1994, Mr. Tighe served as the President and Chief Executive Officer of Radian Systems, Inc., a company that he founded in May 1994, which is currently our wholly owned subsidiary. Prior to that, from September 1989 to May 1994, Mr. Tighe served as Vice President of Sales & Marketing at INTRAFED, Inc. Mr. Tighe received a B.S. in Marketing from The University of Maryland.

      Marvin W. Adams has been a director since February 2000. Mr. Adams is Executive Vice President and Chief Technology Officer of Bank One Corporation, which positions he has held since December 1998 and October 1998, respectively. Prior to that, from February 1997 to October 1998, Mr. Adams served as Chief Technology and Information Officer of Banc One Corporation. From June 1996 to February 1997, Mr. Adams served as Chief Information Officer of Frontier Communications Corporation. From April 1994 to June 1996, Mr. Adams served as President of Financial Card Services of Banc One Corporation. Mr. Adams received his B.S. in Electrical Engineering from Michigan State University.

      Lawrence A. Bettino has been a director since November 1999. Mr. Bettino is a founding member of Baker Capital Partners, LLC, the general partner of Baker Communications Fund, L.P., a communications-focused private equity fund, a position he has held since May 1996. From July 1989 to April 1996, Mr. Bettino worked for Dillon Read Venture Capital. Mr. Bettino is currently a director of Connected Corporation, Curl Corporation, NetOps Corporation, NextPoint Networks, Inc. and S2 Systems, Inc. Mr. Bettino received his B.S. degree in Electrical Engineering from Renssalaer Polytechnic Institute and his M.B.A. from Harvard Business School.

      Andrew J. Filipowski has been a director since November 1999. Mr. Filipowski has been Chairman of the Board of Directors and Chief Executive Officer of divine interVentures, inc. since its inception and was President from its inception until October 1999. He has also been Chairman and Chief Executive Officer of Platinum Venture Partners, Inc., the previous general partner of the Platinum Venture Partners limited partnerships. Mr. Filipowski was a founder of PLATINUM Technology International Inc. and served as the Chairman of its Board of Directors, Chief Executive Officer and President from its inception in 1987 until it was acquired by Computer Associates in June 1999. Mr. Filipowski is currently a director of Blue Rhino Corporation, a provider of propane grill cylinder exchange, Bluestone Software Inc., a provider of software for enterprise interaction management, eShare Technologies, Inc., a provider of unified web and telephony customer communications solutions, Platinum Entertainment, Inc., a producer, distributor, marketer and seller of music, and System Software Associates, Inc., a global systems solution provider and developer of enterprise resource planning.

      Jonathan I. Grabel has been a director since November 1999. Mr. Grabel is a partner with Baker Communications Fund, L.P., a communications-focused private equity fund. From August 1996 to August 1998, Mr. Grabel was an investment banker with Nomura Securities International, Inc. and Warburg Dillon Read LLC. Mr. Grabel is currently a director of S2 Systems, Inc. Mr. Grabel received his B.S. in Economics from the Wharton School of the University of Pennsylvania and his M.B.A. from The University of Chicago. Mr. Grabel is a Certified Public Accountant.

      William M. Gust II has been a director since November 1996. Since September 1994, Mr. Gust has been President of Anthem Capital Management, Inc., the management company for Anthem Capital L.P., a venture capital partnership, of which he has been a Managing General Partner since September 1994. Mr. Gust is currently a director of CyberSystem Technologies, Inc., Mensana Diagnostics Corp. and WisdomWare, Inc. Mr. Gust received his B.A. in Creative Writing and English Literature from Northwestern University.

      Richard R. Roscitt has been a director since April 2000. Mr. Roscitt is President and Chief Executive Officer of AT&T Solutions, a position he has held since September 1997. Prior to that, from January 1992 to September 1997, Mr. Roscitt served as Vice President of AT&T Business Long Distance Services. Mr. Roscitt received his B.S. in Engineering from Stevens Institute of Technology and his M.B.A. in Management from the Sloan School of M.I.T.

      Officers serve at the discretion of the board of directors. All of the current directors were elected as our directors pursuant to the Third Amended and Restated Stockholders’ Agreement dated November 23, 1999, between our company and some of our stockholders. The voting provisions of this agreement will automatically terminate upon the closing of the offering.

      In accordance with the terms and conditions of the closing of our sale of series C redeemable convertible preferred stock in November 1999, several of our previous directors resigned, including Marc Benson, Kenneth Homa, Anil Sethi, Philip Vermeulin and Charles Vickers.

Board Composition

      We currently have seven authorized directors. Upon the closing of the offering, our charter will provide that the terms of the directors will be divided into three classes. Class I director terms will expire at the annual meeting of stockholders to be held in 2001. Class II director terms will expire at the annual meeting of stockholders to be held in 2002. Class III director terms will expire at the annual meeting of stockholders to be held in 2003. The Class I directors are Messrs. Bettino and Filipowski. The Class II directors are Messrs. Faint and Gust. The Class III directors are Messrs. Adams, Grabel and Wesker. At each annual meeting of stockholders after the initial classification or special meeting in lieu of the annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu of the annual meeting. Each director is elected at the respective meeting of our stockholders by a vote of the holders of a plurality of the voting power represented at that meeting. In addition, our bylaws provide that the authorized number of directors may be changed by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing a change of control or management of our company.

Board Committees

      Our bylaws provide that our board of directors may designate one or more board committees. We currently have an audit committee and a compensation committee.

      Our audit committee, currently comprised of Messrs. Bettino, Grabel and Gust:

•	recommends to our board of directors the independent auditors to conduct the annual audit of our books and records;

•	reviews the proposed scope and results of the audit;

•	approves the audit fees to be paid;

•	reviews accounting and financial controls with the independent public accountants and our financial and accounting staff; and

•	reviews and approves transactions between us and our directors, officers and affiliates.

      Our compensation committee, currently comprised of Messrs. Adams, Grabel and Gust:

•	reviews and recommends the compensation arrangements for management, including the compensation for our president and chief executive officer;

•	establishes and reviews general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals; and

•	administers our stock option plan.

Compensation Committee Interlocks and Insider Participation

      From November 1996 to November 1999, members of our compensation committee were Messrs. Gust, Benson and Faint. Mr. Faint has been our chief executive officer since July 1996. From November 1999 to January 2000, members of our compensation committee were Messrs. Grabel and Gust. From January 2000 to the present, the members of our compensation committee are Messrs. Grabel, Gust and Adams. None of our executive officers has served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director of our company or as a member of our compensation committee. Please see “Related Party Transactions” for more information.

Director Compensation

      Our directors have received no compensation for serving as directors. We reimburse our directors for reasonable expenses they incur to attend board and committee meetings.

      Our non-employee directors are eligible to receive grants of options to acquire our common stock pursuant to our stock plan. In July 1996 and March 1999, we granted to Mr. Homa options to purchase 37,500 and 18,750 shares of our common stock, respectively at exercise prices of $0.027 and $0.347 per share, respectively. In March 1999, we granted to Messrs. Benson, Gust, Vermeulin and Vickers options to purchase 28,125, 37,500, 9,375 and 18,750 shares, respectively, of our common stock at exercise prices of $0.347 per share, respectively. In February 2000, we granted to Mr. Adams options to purchase 37,500 shares of our common stock at an exercise price of $1.867 per share. In April 2000, we granted to Messrs. Adams, Roscitt, Grabel, Bettino and Gust options to purchase 37,500, 75,000, 25,000, 25,000 and 25,000, respectively, of our common stock at exercise prices of $1.867 per share. See “—Stock Option Plan”

Executive Compensation

      The following table summarizes the compensation paid to our chief executive officer and the other four most highly paid executive officers whose total salary and bonus exceed $100,000 for the year ended December 31, 1999, whom we refer to as our named executive officers:

Summary Compensation Table

			Long-Term
	1999 Annual		Compensation
	Compensation
			Securities
Name and Principal Positions	Salary	Bonus	Underlying Options

Richard C. Faint, Jr. Chief Executive Officer and Chairman of the Board	$160,000	$17,500	93,750	(1)
			18,750	(2)

Mark A. Wesker President, Chief Operating Officer and Director	135,000	17,500	75,000	(1)

Marc E. Rubin Chief Accounting Officer, Vice President, Secretary and Assistant Treasurer	102,500	15,000	18,750	(3)

Anil Sethi Chief Technology Officer, Vice President and Assistant Secretary	125,833	12,500	56,250	(1)

Kenneth E. Tighe (4) Executive Vice President, Sales	105,756	—	56,250	(1)

(1)	Options vest according to the following schedule: 50% of the options vest immediately and the remaining 50% of the options vest ratably on each of the two anniversaries following the date of grant. Options expire on the tenth anniversary of the date of grant.

(2)	Options vest immediately and expire on the tenth anniversary of the date of grant.

(3)	Options vest ratably on each of the four anniversaries following the date of grant. Options expire on the tenth anniversary of the date of grant.

(4)	Mr. Tighe joined us as executive vice president, sales in July 1999. Mr. Tighe earned $105,756 in 1999, but his annual base salary for 1999 was $156,000.

Option Grants in 1999 and Year-End Option Values

      The following table sets forth information regarding options granted to the named executive officers during 1999.

Option Grants In Last Fiscal Year

	Individual Grants

		Percent of				Potential Realizable Value
	Number of	Total				at Assumed Annual Rates
	Securities	Options				of Stock Price Appreciation
	Underlying	Granted to	Exercise or			for Option Term(3)
	Options	Employees	Base Price		Expiration
Name and Principal Positions	Granted	in 1999(1)	($/Share)		Date(2)	0%	5%	10%

Richard C. Faint, Jr., Chief Executive Officer and Chairman of the Board	18,750	1.68%	$0.35		3/5/09	162,250	268,376	431,194

Richard C. Faint, Jr., Chief Executive Officer and Chairman of the Board	93,750	8.41%	$1.86	7	11/23/09	668,750	1,199,380	2,013,470

Mark A. Wesker, President and Chief Operating Officer	75,000	6.73%	$1.86	7	11/23/09	535,000	959,504	1,610,776

Marc E. Rubin, Chief Accounting Officer	18,750	1.68%	$0.35		3/5/09	162,250	268,376	431,194

Anil Sethi, Chief Technology Officer	56,250	5.04%	$1.86	7	11/23/09	401,250	719,628	1,208,082

Kenneth E. Tighe, Executive Vice President, Sales	56,250	5.04%	$1.86	7	11/23/09	401,250	719,628	1,208,082

(1)	Based on options to purchase 1,115,199 shares of our common stock granted to employees in 1999.

(2)	The options have ten year terms, subject to earlier termination upon death, disability or termination of employment.

(3)	We recommend caution in interpreting the financial significance of the figures representing the potential realizable value of the stock options. They are calculated by multiplying the number of options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to rules of the Commission. They assume the fair value of common stock, based on the mid-point of the offering range, appreciates 0%, 5% or 10% each year, compounded annually, for ten years (the term of each option). They are not intended to forecast possible future appreciation, if any, of our stock price or to establish a present value of options. Also, if appreciation does occur at the 5% or 10% per year rate, the amounts shown would not be realized by the recipients until the year 2003. Depending on inflation rates, these amounts may be worth significantly less in 2003, in real terms, than their value today.

Year-End Options Values

			Securities Underlying		Value of Unexercised
			Unexercised Options at		in-the-Money Options at
	Shares		December 31, 1999		December 31, 1999(1)
	Acquired On	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard C. Faint, Jr.	—	$—	440,625	46,875	3,731,625	225,000

Mark A. Wesker	—	—	37,500	37,500	180,000	180,000

Marc E. Rubin	—	—	112,500	18,750	1,005,750	154,125

Anil Sethi	—	—	28,125	28,125	135,000	135,000

Kenneth E. Tighe	—	—	28,125	28,125	135,000	135,000

(1)	Calculated on the basis of the initial public offering price of our common stock, less the exercise price payable for those shares, multiplied by the number of shares underlying the option.

     No compensation intended to serve as incentive for performance to occur over a period longer than one year was paid pursuant to a long-term incentive plan during the last year to any of the executive officers named above.

Employment Arrangements

      We have entered into an employment agreement with each of our named executive officers. Each agreement has an initial term of two years and is automatically extended for additional one year terms unless we or the executive elects to terminate the agreement upon 180 days’ notice. These executives are also eligible to receive an annual bonus. If his employment is terminated by us without “cause,” we will continue to pay him his base salary either through the end of the two-year period of his agreement or for one year, whichever is greater, as well as any bonus amounts, if any, accrued through the date of termination. Each executive is entitled to participate in our 401(k) Plan and our stock option plan, as well as such other employee benefit plans or arrangements as provided to other senior executives.

      The following table shows information about the compensation arrangements for our named executive officers as of May 8, 2000:

Named Executive Officer	Annual Base Salary

Richard C. Faint, Jr.	$200,000

Mark A. Wesker	175,000

Kenneth E. Tighe	156,000

Anil Sethi	125,000

Gregory G. Heard	115,000

Marc E. Rubin	115,000

      In addition, each of these executives has agreed not to reveal any confidential information belonging to us, except as may be required in the course of performing his duties as our employee. He has also agreed to assign to us any rights which he may have with respect to inventions, software programs, data or other developments created or discovered during his employment term. He has also agreed that while he is employed by us, and for one year after his termination he will not compete with any business we conduct, and that during his employment and for two years after his termination, he will not solicit any of our employees.

Stock Option Plan

      In January 2000, we adopted a stock option plan to promote our long-term growth and profitability by providing our people with incentives to improve stockholder value and contribute to our growth and financial success. We believe our stock option plan will assist us in attracting, retaining and rewarding the best available people.

      The compensation committee of our board of directors has been given broad authority to administer our stock incentive plan. The compensation committee may grant the following types of awards under our stock incentive plan to our employees, officers, directors and consultants:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	restricted and unrestricted stock awards;

•	phantom stock awards;

•	performance awards; and

•	other stock-based awards.

      The compensation committee determines the size and terms of all awards under our stock option plan. However, no more than an aggregate of 20% of the number of shares of common stock outstanding after the closing of the offering on a fully diluted basis at any given time, plus the number of any shares surrendered to us in connection with any award, may be issued under stock incentive plan awards. These share amounts may be adjusted for future stock dividends, spin-offs, split-ups, recapitalizations, mergers, consolidations, business combinations, exchanges of shares and the like.

      While no options, or any other awards, have been granted under our stock option plan, our stock option plan incorporates options previously granted outside of any plan. Of these previously granted options, a total of 199 employees, officers, directors and key consultants hold options to purchase 2,354,238 shares of our common stock as of May 8, 2000. Of this number, 793,912 options are vested.

      Our stock option plan terminates automatically on January 28, 2010, but our board of directors may amend or terminate it at any time.

      The following is a summary of the types of awards that we may grant under our stock incentive plan:

      Stock Options. The compensation committee may grant options to purchase shares of our common stock intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended, and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the compensation committee, but the exercise price of any incentive stock option may not be less than the fair market value of our common stock on the date of grant.

      The term of each option will be fixed by the compensation committee, but the term of any incentive stock option may not exceed ten years from the date of grant. The compensation committee will determine the vesting of each option and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may vest in installments. The vesting of options may be accelerated by the compensation committee.

      To exercise an option, the optionee must pay the exercise price in full either in cash or cash equivalents or by delivery of shares of common stock already owned by the optionee. The exercise price may also be delivered by a broker under irrevocable instructions to the broker from the optionee.

      Stock Appreciation Rights. The compensation committee may grant a right to receive a number of shares, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares of our common stock underlying the right during a period specified by the compensation committee. The compensation committee may grant these stock appreciation rights alone or in connection with stock options. Upon exercise of a stock appreciation right that is related to a stock option, the holder will surrender the option for the number of shares as to which the stock appreciation right is exercised and will receive payment of an amount computed as described in the stock appreciation right award. A stock appreciation right granted in connection with a stock option will usually be exercisable at the time or times, and only to the extent that, the related stock option is exercisable and will not be transferable except to the extent the related option is transferable.

      Restricted and Unrestricted Stock. The compensation committee may also award shares of our common stock to participants. These stock awards may be conditioned on the achievement of performance goals and/or continued employment with us through a specified restriction period. If the performance goals and any other restrictions are not attained, the holder will forfeit his or her restricted shares. The compensation committee may also grant shares of common stock that are free from any restrictions under our stock option plan. Unrestricted shares of common stock may be issued to participants in recognition of past services or in lieu of cash compensation. The purchase price, if any, for shares of our common stock under stock awards will be determined by the compensation committee.

      Phantom Stock Awards. The compensation committee may also grant phantom stock awards to participants. These awards are contractual rights that are equivalent in value to, but not actual shares of, our common stock. Phantom stock awards may be conditioned on the achievement of performance goals and/or continued employment with us through a specified date. The compensation committee will determine the time or times when a participant will be paid the value of the phantom stock award, and the payment may be in cash, in shares of our common stock or in a combination of cash and common stock. Because phantom stock awards are not actual shares of our common stock, they do not have any voting rights.

      Performance Stock Awards. The compensation committee may also grant performance stock awards to receive shares of our common stock upon achievement of performance goals and other conditions determined by the compensation committee.

      Other Stock-based Awards. The compensation committee is authorized to grant to participants other awards that may be based on or related to our common stock or other securities. These could include:

•	convertible or exchangeable debt securities;

•	other rights convertible or exchangeable into shares;

•	purchase rights for shares or other securities; and

•	incentive awards with value and payment contingent upon performance.

      The compensation committee will determine whether other stock-based awards will be paid in our common stock, other securities, cash or a combination of these mediums.

401(k) Plan

      We adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Under the 401(k) plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such contribution contributed to the 401(k) plan. The 401(k) plan also permits us to make matching contributions to the 401(k) plan on behalf of participants in the 401(k).

Limitation of Directors’ Liability and Indemnification Matters

      Our charter limits the liability of directors to the maximum extent permitted by Maryland law. Maryland law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the company or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This limitation does not apply to liabilities arising under federal law and state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Section 2-418 of the Maryland General Corporation Law permits indemnification of directors, officers, employees and agents of a corporation under certain conditions and subject to limitations. Our charter and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Section 2-418, including circumstances in which indemnification is otherwise discretionary. Section 2-418 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. We are not aware of any threatened litigation that may result in claims for indemnification. We currently have liability insurance for our directors and officers and intend to extend that coverage for public securities matters.

RELATED PARTY TRANSACTIONS

Sales of Stock

  Sale of Series A Redeemable Convertible Preferred Stock

      In November 1996, we issued 3,024,333 shares of series A redeemable convertible preferred stock at a price of $0.66 per share, including 1,512,165 shares to Anthem Capital of which Mr. Gust, one of our directors, is managing general partner and 340,238 shares to Mr. Faint, who is also our chairman of the board and chief executive officer. In connection with this transaction we also issued 113,414 shares of series A redeemable convertible preferred stock to Mr. Homa and 756,083 shares of series A redeemable convertible preferred stock to NEPA Ventures, of which Mr. Benson is a vice president. At the time of this transaction, each of Messrs. Benson and Homa were directors.

  Sale of Series B Redeemable Convertible Preferred Stock

      In July 1998 and September 1998, we issued a total of 3,617,978 shares of series B redeemable convertible preferred stock at a price of $1.80 per share, including 378,860 shares to Anthem Capital of which Mr. Gust, one of our directors is managing general partner. In connection with this transaction, we also issued 189,431 shares of series B redeemable convertible preferred stock to NEPA Ventures, of which Mr. Benson is a vice president; 804,008 shares of series B redeemable convertible preferred stock to the Nelson Bunker Hunt Estate — Trust B, of which Mr. Vickers is trustee; and 1,663,464 shares of series B redeemable convertible preferred stock to Flanders Language Valley Fund, of which Mr. Vermeulin is managing director. At the time of this transaction, each of Messrs. Benson, Vermeulin and Vickers were directors.

  Radian Acquisition

      In July 1999, we acquired Radian Systems for a purchase price of $4,900,000, including 2,100,002 shares of our common stock and the issuance of promissory notes in aggregate principal amount of $3,500,000.

  Bridge Financing

      In May 1999, we issued to related parties convertible promissory notes in aggregate principal amount of $5,000,000. The following table sets forth information regarding securities sold to related parties in connection with such issuance:

	Aggregate
	Principal
	Amount of	Shares of Series C Redeemable
	Convertible	Convertible Preferred Stock	Warrants to Purchase Shares
	Promissory	Issued Upon Conversion of	of Series C Redeemable
Related Party	Notes	Notes in November 1999	Convertible Preferred Stock(8)

Richard C. Faint, Jr.(1)	$400,000	152,919	38,231

Anthem Capital(2)	433,000	163,574	40,895

Andrew J. Filipowski(3)	450,000	166,053	41,514

NEPA Ventures(4)	167,000	63,560	15,891

Kenneth E. Homa(5)	175,000	66,605	16,652

Flanders Language Valley Fund, C.V.A.(6)	500,000	189,446	47,363

Nelson Bunker Hunt Estate- Trust B(7)	240,000	90,935	22,734

(1)	Mr. Faint is our chairman of the board and chief executive officer.

(2)	Mr. Gust, a director, is managing general partner of Anthem Capital.

(3)	Mr. Filipowski is a director.

(4)	Mr. Benson, a former director, is vice president of NEPA Ventures.

(5)	Mr. Homa is a former director.

(6)	Mr. Vermeulin, a former director, is managing director of Flanders Language Valley Fund, C.V.A.

(7)	Mr. Vickers, a former director, is trustee of Nelson Bunker Hunt Estate-Trust B.

(8)	These warrants are currently exercisable at a price of $2.74 per share, expiring May 10, 2004.

Sale of Series C Redeemable Convertible Preferred Stock

      In November 1999, we issued 9,315,395 shares of our series C redeemable convertible preferred stock at a price per share of $2.74, warrants to purchase 2,556,467 shares of series D redeemable convertible preferred stock and warrants to purchase 234,765 shares of our common stock to related parties. The following table sets forth information regarding securities sold to related parties in connection with such issuance:

		Warrants to
		Purchase Shares
	Shares of Series C	of Series D
	Redeemable	Redeemable	Warrants to Purchase
	Convertible	Convertible	Shares of
Related Party	Preferred Stock	Preferred Stock(9)	Common Stock(10)

Richard C. Faint, Jr.(1)			17,081

Anthem Capital(2)			94,932

NEPA Ventures(3)			47,466

Kenneth E. Homa(4)			5,694

Nelson Bunker Hunt Estate-Trust B(5)			40,362

Flanders Language Valley Fund, C.V.A.(6)			83,508

Baker Communications Fund, L.P.(7)	5,469,450	1,917,350

divine interVentures, inc(8)	1,823,150	639,117

(1)	Mr. Faint is our chairman of the board and chief executive officer.

(2)	Mr. Gust, a director, is managing general partner of Anthem Capital.

(3)	Mr. Benson, a former director, is vice president of NEPA Ventures.

(4)	Mr. Homa is a former director.

(5)	Mr. Vickers, a former director, is trustee of Nelson Bunker Hunt Estate-Trust B.

(6)	Mr. Vermeulin, a former director, is managing director of Flanders Language Valley Fund, C.V.A. In March 2000, these warrants were exercised for 83,508 shares of our common stock at an exercise price of $3.00 per share.

(7)	Messrs. Bettino and Grabel, two of our directors, are principals of Baker Communications Fund, L.P.

(8)	Mr. Filipowski, a director, is chairman of the board and chief executive officer of divine interVentures, inc.

(9)	These warrants are currently exercisable at a price of $3.00 per share, expiring upon the closing of the offering.

(10)	These warrants are currently exercisable at a price of $3.00 per share, expiring upon the closing of the offering.

      In January 2000, Mr. Faint, our chairman of the board and chief executive officer, exercised an option to purchase 375,000 shares of our common stock at an exercise price of $0.027 per share. In February 2000, Mr. Rubin, our chief accounting officer, exercised an option to purchase 60,000 shares of our common stock at an exercise price of $0.027 per share.

      In connection with the preferred stock financings, we granted registration rights to the preferred stockholders. Upon exercise of these registration rights, these stockholders can require us to file registration statements covering the sale of shares of common stock held by them and may include the sale of their shares in registration statements covering our sale of shares to the public.

      We believe that all transactions set forth above were made on terms no less favorable to us than we would have obtained from unaffiliated third parties. We have a policy whereby all future transactions between us and our officers, directors and affiliates will be on terms no less favorable to us than could be obtained from unrelated third parties. These transactions must be approved by a majority of the disinterested members of our board of directors.

Employment Agreements

      We have employment agreements with our executive officers as described in “Management—Employment Agreements.”

PRINCIPAL STOCKHOLDERS

      The following table sets certain information regarding beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of the shares offered hereby, by:

•	each person who we know beneficially owns more than 5% of our common stock;
•	each member of our board of directors;
•	each of our named executive officers; and
•	all directors and executive officers as a group.

      Unless otherwise indicated, the address for each stockholder listed is c/o Sequoia Software Corporation, 5457 Twin Knolls Road, Columbia, Maryland 21045. Except as otherwise indicated, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated.

      For purposes of calculating the percentage beneficially owned, 22,995,828 shares of common stock equivalents are deemed outstanding before the offering, including 7,017,309 shares of common stock outstanding as of May 8, 2000 and 15,957,706 shares of common stock equivalents issuable upon conversion of the preferred stock. For purposes of calculating the percentage beneficially owned, the number of shares deemed outstanding after the offering includes: (a) all shares deemed to be outstanding before the offering and (b) 4,200,000 shares being sold in this offering, assuming no exercise of the underwriters’ over-allotment option. Share ownership in each case includes shares issuable upon conversion of outstanding options and warrants that are exercisable within 60 days of May 8, 2000, as described in the footnotes below.

		Percent of Ownership
	Number of
	Shares	Before	After
Name of Beneficial Owner	Beneficially Owned	Offering	Offering

Baker Communications Fund, L.P.(1)	7,386,800	29.7%
540 Madison Avenue
New York, NY 10022

divine interVentures, inc.(2)	2,462,267	10.4
4225 Naperville Road
Suite 400
Lisle, IL 60532

Anthem Capital, L.P.(3)	2,227,926	9.6
16 South Calvert Street
Suite 800
Baltimore, MD 21202-1305

Flanders Language Valley Fund, C.V.A.	1,983,781	8.6
B-8900 IEPER
Belgium

Lawrence A. Bettino(4)	7,400,863	29.7

Jonathan I. Grabel(5)	7,400,863	29.7

		Percent of Ownership
	Number of
	Shares	Before	After
Name of Beneficial Owner	Beneficially Owned	Offering	Offering

Andrew J. Filipowski(2)(6)	2,669,834	11.3%

William M. Gust II(3)	2,227,926	9.6

Marvin W. Adams(7)	42,188	*

Philip Vermeulin(8)	1,993,156	8.6

Anil Sethi(9)	1,895,657	8.2

Mark A. Wesker(10)	1,877,088	8.1

Kenneth E. Tighe(11)	1,165,593	5.1

Richard C. Faint, Jr.(12)	963,312	4.2

Marc E. Rubin(13)	116,360	*

Richard R. Roscitt(14)	42,188	*

Gregory G. Heard	—	*

All executive officers and directors as a group (12 persons)	25,801,870	91.8%

*	Less than one percent

(1)	Includes 1,917,350 shares issuable upon exercise of warrants. Mr. Bettino, a director, is a founding member of Baker Capital Partners, LLC, the general partner of Baker Communications Fund, L.P. Mr. Grabel, a director, is a partner of the Baker Communications Fund, L.P. Messrs. Bettino and Grabel share voting and dispositive control over these shares, and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest. Messrs. Bettino’s and Grabel’s address is c/o Baker Communications Fund, L.P., 540 Madison Avenue, New York, NY 10022.

(2)	Includes 639,117 shares issuable upon exercise of warrants. Mr. Filipowski, a director, is chairman of the board of directors and chief executive officer of divine interVentures, inc. Mr. Filipowski shares voting and dispositive control over shares beneficially held by divine interVentures. Other directors of divine interVentures sharing voting and dispositive control over these shares are: Scott A. Hartkopf, Michael P. Cullinane, Paul L. Humenansky, Larry S. Freedman, Robert Bernard, Michael J. Birck, James E. Cowie, Andrea Lee Cunningham, Thomas P. Danis, Michael H. Forster, Arthur P. Frigo, Gian M. Fulgoni, George Garrick, Craig D. Goldman, Joseph D. Gutman, Arthur W. Hahn, David D. Hiller, Jeffrey D. Jacobs, Gregory K. Jones, Michael J. Jordan, Steven Neil Kaplan, Richard P. Kiphart, Ronald D. Lachman, Eric C. Larson, William A. Lederer, Michael E. Leitner, Lawrence F. Levy, Thomas J. Meredith, Teresa L. Pahl, John Rau, Bruce V. Rauner, Andre Rice, Mohanbir S. Sawhney, Alex C. Smith, Timothy Stojka, Aleksander Szlam, Mark A. Tebbe, James C. Tyree, William Wrigley, Jr., and Robert Jay Zollars. Mr. Filipowski disclaims beneficial ownership of shares beneficially held by divine interVentures except to the extent of his pecuniary interest. Mr. Filipowski’s address is c/o divine interVentures, inc., 4225 Naperville Road, Suite 400, Lisle, IL 60532.

(3)	Includes 135,827 shares issuable upon exercise of warrants and 37,500 shares issuable upon exercise of options to acquire our common stock. Mr. Gust is the managing general partner of Anthem Capital. Mr. Gust shares voting and dispositive control over these shares. Other directors of Anthem Capital sharing voting and dispositive control over these shares are: Gerald Schaafsma and C. Edward Spiva. Mr. Gust disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Mr. Gust’s address is c/o Anthem Capital, 16 South Calvert Street, Suite 800, Baltimore, MD 21202-1305.

(4)	Includes 1,917,350 shares issuable upon exercise of warrants. Mr. Bettino, a director, was a founding member of Baker Capital Partners, LLC, the general partner of Baker Communications Fund, L.P., Mr. Bettino shares voting and dispositive control over these shares, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 14,063 shares issuable upon exercise of options to acquire our common stock. Mr. Bettino’s address is c/o Baker Communications Fund, L.P., 540 Madison Avenue, New York, NY 10022.

(5)	Includes 1,917,350 shares issuable upon exercise of warrants. Mr. Grabel, a director, is a partner of Baker Communications Fund, L.P. Mr. Grabel shares voting and dispositive control over these shares, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 14,063 shares issuable upon exercise of options to acquire our common stock. Mr. Grabel’s address is c/o Baker Communications Fund, L.P., 540 Madison Avenue, New York, NY 10022.

(6)	Includes 41,514 shares issuable upon exercise of warrants held by Mr. Filipowski.

(7)	Includes 42,188 shares issuable upon exercise of options to acquire our common stock. Mr. Adams’ address is c/o Bank One Corporation, PO Box 711133, Columbus, Ohio 43271-1133.

(8)	Includes 47,363 shares issuable upon exercise of warrants and 9,375 shares issuable upon exercise of options to acquire our common stock. Mr. Vermeulin is managing director of Flanders Language Valley Fund, C.V.A. Mr. Vermeulin shares voting and dispositive control over shares beneficially held by Flanders Language Valley Fund, C.V.A. except to the extent of his pecuniary interest. Mr. Vermeulin’s address is c/o Flanders Language Valley Fund, C.V.A., B-8900 IEPER, Belgium.

(9)	Includes 35,157 shares issuable upon exercise of options to acquire our common stock, and 995,826 shares held by Sethi Family, L.L.C., of which Mr. Sethi is managing partner.

(10)	Includes 47,088 shares issuable upon exercise of options to acquire our common stock; 150,000 shares held by a grantor retained annuity trust organized for the benefit of Natasha Wesker, Mr. Wesker’s wife; 225,000 shares held by a grantor retained annuity trust organized for the benefit of Mr. Wesker; 16,725 shares held in an irrevocable trust for the benefit of Natasha Wesker, for which Natasha Wesker, Mr. Wesker’s wife is trustee; 7,500 shares held in an irrevocable trust for the benefit of Tania Sethi, for which Natasha Wesker is trustee. Mr. Wesker disclaims all beneficial ownership of the shares held in the irrevocable trusts and the grantor retained annuity trust organized for Natasha Wesker.

(11)	Includes 35,157 shares issuable upon exercise of options to acquire our common stock.

(12)	Includes 77,343 shares issuable upon exercise of options to acquire our common stock and 55,312 shares issuable upon exercise of warrants.

(13)	Includes 58,360 shares issuable upon exercise of options to acquire our common stock; 250 shares held by Mr. Rubin as custodian for Robert Grossman, Mr. Rubin’s nephew, a minor; and 250 shares held by Mr. Rubin as custodian for Lauren Grossman, Mr. Rubin’s niece, a minor. Mr. Rubin disclaims all beneficial ownership of these shares.

(14)	Includes 42,188 shares issuable upon exercise of options to acquire our common stock. Mr. Roscitt’s address is Vreeland Road, Room 2S127, Florham Park, NJ 07932.

DESCRIPTION OF OUR CAPITAL STOCK

General

      After the offering and the filing of our charter, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share.

      The following table sets forth our outstanding securities as of May 8, 2000.

Description	Number of Shares

Common stock	7,038,122

Series A redeemable convertible preferred stock	3,024,333

Series B redeemable convertible preferred stock	3,617,978

Series C redeemable convertible preferred stock	9,315,395

Warrants for common stock	234,765

Options for common stock	2,354,238

Warrants for series C redeemable convertible preferred stock	469,434

Warrants for series D redeemable convertible preferred stock	2,556,467

Total:	28,610,732

      At May 8, 2000, there were 123 holders of record of our common stock. Our series A, B and C redeemable convertible preferred stock are held of record by nine, seven and 26 stockholders, respectively. Immediately prior to the closing of the offering, all outstanding shares of redeemable convertible preferred stock will be converted into 15,957,706 shares of common stock and will no longer be issued and outstanding.

      After this offering, we will have outstanding, 27,195,828 shares of common stock if the underwriters do not exercise their over-allotment option, or 27,825,828 shares of common stock if the underwriters exercise their over-allotment option in full.

      The following summary description of our capital stock, charter and bylaws is not intended to be complete and assumes the filing as of the closing of the offering of our amended and restated charter. This description is qualified by reference to the provisions of applicable law and to our amended and restated charter and bylaws filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Holders of common stock are entitled to one vote for each share of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratably such lawful dividends as may be declared by the board of directors. However, such dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution, or winding up of the affairs of our company, whether voluntary or involuntary, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. Our common stock has no preemptive, redemption, conversion or subscription rights. Piper Marbury Rudnick & Wolfe LLP, our counsel, will opine that the shares of common stock to be issued by us in this offering, when issued and sold in the manner described in the prospectus and in accordance with the resolutions adopted by the board of directors, will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      At the closing of the offering, our outstanding shares of preferred stock will be converted into common stock. For a description of this preferred stock, please see note 10 to the notes to financial statements included elsewhere in this prospectus.

Issuance of Options

      In July 1996 and March 1999, we granted to Mr. Homa options to purchase 37,500 and 18,750 shares of our common stock at exercise prices of $0.027 and $0.347 per share, respectively. In March 1999, we granted to Messrs. Benson, Faint, Gust, Vermeulin and Vickers options to purchase 28,125, 18,750, 37,500, 9,375 and 18,750 shares, respectively, of our common stock at exercise prices of $0.347 per share, respectively. Messrs. Benson, Faint, Gust, Homa, Vermeulin and Vickers were granted options in connection with their services as members of our board of directors. Messrs. Benson, Homa, Sethi, Vermeulin and Vickers resigned from the board of directors effective as of November 1999.

      In July 1996 and November 1999, we granted to Mr. Faint options to purchase 375,000 and 93,750 shares of our common stock at exercise prices of $0.027 and $1.867 per share, respectively. In January 2000, Mr. Faint exercised the option to purchase 375,000 shares at an exercise price of $0.027 per share. In July 1996 and March 1999, we granted to Mr. Rubin options to purchase 112,500 and 18,750 shares of our common stock at exercise prices of $0.027 and $0.347 per share, respectively. In November 1999, we granted to Messrs. Sethi, Tighe and Wesker options to purchase 56,250, 56,250 and 75,000 shares, respectively, of our common stock at exercise prices of $1.867 per share, respectively. Messrs. Faint, Rubin, Sethi, Tighe and Wesker were granted options in connection with their services as officers.

      In January 2000 and February 2000, we granted to Mr. Heard options to purchase 37,500 and 37,500 shares of our common stock at exercise prices of $1.867 and $1.867 per share, respectively. In February 2000, we granted to Messrs. Faint and Wesker options to purchase 300,000 and 150,000 shares, respectively, of our common stock at exercise prices of $1.867 per share, respectively. Messrs. Faint, Heard and Wesker were granted options in connection with their services as officers. In February 2000, we granted to Mr. Adams an option to purchase 37,500 shares of our common stock at an exercise price of $1.867 per share. In April 2000, we granted to Mr. Adams an option to purchase 37,500 shares of our common stock at an exercise price of $1.867 per share. Mr. Adams was granted these options in connection with his services as our director. In April 2000, we granted Messrs. Roscitt, Grabel, Bettino and Gust options to purchase 37,500, 25,000, 25,000 and 25,000 shares, respectively, of our common stock at an exercise prices of $1.867 per share. Messrs.

Roscitt, Grabel, Bettino and Gust were granted these options in connection with their services as our directors.

Warrants

      In May 1999 in connection with the issuance of $5,000,000 in convertible promissory notes, we granted warrants to purchase an aggregate of 469,428 shares of our series C redeemable convertible preferred stock at an exercise price per share of $2.74, expiring May 10, 2004. These warrants are currently exercisable.

      Upon the closing of this offering, the warrants to purchase our series C redeemable convertible preferred stock shall become exercisable for shares of our common stock.

      In connection with the sale of our series C redeemable convertible preferred stock in November 1999, we granted warrants to purchase up to an aggregate of 2,556,467 shares of our series D redeemable convertible preferred stock at an exercise price per share of $3.00 to Baker Communications Fund, L.P. and divine interVentures, inc. Messrs. Bettino and Grabel, each a director, are principals of Baker Communications Fund, L.P. Mr. Filipowski, a director, is president and chief executive officer of divine interVentures. These warrants expire upon the closing of this offering and are currently exercisable. The necessary regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the exercise of the warrant held by Baker Communications Fund, L.P., have been obtained.

      In connection with the sale of our series C redeemable convertible preferred stock in November 1999, we also issued warrants to purchase up to an aggregate of 333,456 shares of our common stock for an exercise price per share of $3.00 expiring upon the closing of this offering. These warrants are currently exercisable.

Registration Rights

      After this offering, holders of (i) an aggregate of 3,024,333 shares of common stock issued upon the conversion of the series A redeemable convertible preferred stock; (ii) 3,617,978 shares of common stock issued upon the conversion of the series B redeemable convertible preferred stock; (iii) 9,315,395 shares of common stock issued upon the conversion of the series C redeemable convertible preferred stock; and (iv) 2,556,467 shares of series D redeemable convertible preferred stock issuable upon the exercise of warrants will be entitled to rights with respect to the registration of such shares under the Securities Act.

      Pursuant to the Amended and Restated Registration Rights Agreement, dated November 23, 1999, the holders of our redeemable convertible preferred stock which shall convert automatically into 15,957,706 shares of our common stock have the right to register. Subject to limitations provided in the registration rights agreement, including those in lock-up agreements that these stockholders have signed relating to this offering, these stockholders have the following rights as described below. After the closing of this offering, upon request of Baker Communications Fund, L.P., we may be required to register under the Securities Act the sale of an aggregate of at least 20% of the series C and series D registrable shares or having an aggregate offering price of at least $2,000,000. At any time after the closing of the first sale of series C or series D registrable shares pursuant to a series C/ D demand registration, upon request of holders of a majority in interest of at least 50% of the series A and series B registrable shares, we may be required to register under the Securities Act the sale of an aggregate of at least 20% of the series A and series B registrable shares or having an aggregate offering price of at least $2,000,000. The number of demand registrations for each class is limited to two. In addition to these demand registration rights and, subject to conditions and limitations provided in the registration rights agreement, each class of these stockholders may require us to file an unlimited number of registration statements on Form S-3 under the Securities Act with a maximum of two in any 12-month period, when such form is available for our use, generally one year after this offering.

Anti-takeover Effects of Our Charter and Bylaws and Maryland General Corporation Law

  Our charter and bylaws and Maryland general corporation law

      Certain provisions of Maryland law and our charter and bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	the removal of our incumbent officers and directors.

      These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

  Classified Board of Directors

      Upon the completion of the offering, our amended and restated charter will provide for our board to be divided into three classes of directors. The term of office of the first class, consisting of two directors, will expire at our 2001 annual meeting of our stockholders; the term of office of the second class, consisting of two directors, will expire at our 2002 annual meeting of our stockholders; and the term of office of the third class, consisting of three directors, will expire at our 2003 annual meeting of our stockholders. At each annual meeting we hold after 2003, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of our board will be elected each year, and each of the directors will serve a staggered three-year term. Also, our amended and restated charter will provide that directors may be removed only for cause, upon the vote of 80% of our outstanding shares of capital stock.

      These provisions could prevent a stockholder (or group of stockholders) having majority voting power from obtaining control of our board until the second annual stockholders’

meeting after the time that the stockholder (or group of stockholders) obtains majority voting power. Therefore, these provisions may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

  Special Meetings

      Our bylaws provide that special meetings of our stockholders may only be called by a majority of our board, the chairman of the board, our president, our board of directors or upon written request of holders of a majority of our outstanding voting stock. These provisions may make it more difficult for stockholders to take an action that our board opposes.

  Anti-Takeover Effects Provisions of Maryland General Corporation Law

      Business Combinations. Maryland general corporation law prohibits specified “business combinations” between a Maryland corporation and an “interested stockholder.” These business combinations include a merger, consolidation, share exchange, an asset transfer or issuance or reclassification of equity securities. Interested stockholders are either:

•	anyone who beneficially owns 10% or more of the voting power of the corporation’s shares;

•	an affiliate or associate of the corporation who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period prior to the date in question.

      These business combinations are prohibited for five years after the most recent date on which the stockholder became an interested stockholder. Thereafter, any of these business combinations must be recommended by the board of directors of the corporation and approved by the vote of:

•	at least 80% of the votes entitled to be cast by all holders of voting shares of the corporation’s voting shares; and

•	at least 66 2/3% of the votes entitled to be cast by all holders of the corporation’s voting other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder.

      However, these special voting requirements do not apply if the corporation’s stockholders receive a minimum price for their shares (as specified in the statute) and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares.

      This business combination statute does not apply to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. A Maryland corporation may adopt an amendment to its charter electing not to be subject to these special voting requirements. Any amendment would have to be approved by at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders.

      Control Share Acquisitions. The Maryland general corporation law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	20% or more but less than 33 1/3%;

•	33 1/3% or more but less than a majority; or

•	a majority of all voting power.

      Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

      A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders’ meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person’s statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

      The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation.

Stock Transfer Agent

      The transfer agent and registrar for our common stock is HSBC Bank USA.

SHARES AVAILABLE FOR FUTURE SALE

      Sales of substantial amounts of our common stock in the public market following the offering could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us.

      After this offering, we will have 27,195,828 shares of common stock outstanding. If the underwriters exercise their over-allotment option in full, we will have 27,909,078 shares of common stock outstanding.                  of the shares we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below.

      The remaining      %, or                  shares of common stock outstanding after this offering, will be restricted shares under the terms of the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, and subject to the lock-up requirements which rules are summarized below. These restricted shares will be available for resale in the public market as follows:

Number of Shares/
% of Outstanding	Date of First Availability for Resale

/ %	Immediately after the date of this prospectus
/ %	60 days after the date of this prospectus
/ %	90 days after the date of this prospectus
/ %	After 180 days after the date of the prospectus, subject, in some cases, to volume limitations

      Before this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.

Rule 144

      In general, under Rule 144, beginning 90 days after the effective date of the offering, a stockholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock, or approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

      In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities.

      Under Rule 144(k), a stockholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours who owns restricted shares that have been outstanding for at least two years may resell these restricted shares without compliance with the above requirements. The one-and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement are eligible to resell their shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some restrictions, including the holding period, contained in Rule 144.

Registration rights

      We have entered into a registration rights agreement with some of our stockholders, who will own up to an aggregate of 18,514,173 shares of our common stock following this offering. These stockholders have registration rights which, upon exercise, require us to file registration statements covering the sale of their shares of common stock and to include the sale of their shares in registration statements covering our sale of shares to the public. See “Description of our Capital Stock—Registration Rights.”

Stock options

      Shortly after completion of this offering, we plan to file one or more registration statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option plan. As of May 8, 2000, options to purchase 2,354,238 shares of common stock were issued and outstanding, 793,312 of which are vested. This registration statement is expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under the S-8 registration statement will, subject to lock-up agreements, vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the registration statement becomes effective.

Lock-up agreements

      Our executive officers, directors and stockholders holding in the aggregate approximately 92.2% of the outstanding shares of our capital stock, including shares issuable pursuant to options and warrants, have agreed that they will not, without the prior written consent of Lehman Brothers Inc., offer, sell, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our capital stock or publicly announce an intention to effect any of these transactions, for a period of 180 days from the date of this prospectus. Notwithstanding the foregoing, some of our officers and existing stockholders will be permitted to sell up to an aggregate of 216,000 shares of our common stock, subject to the transferee’s agreement to be bound by the provisions of the lock-up agreements. Transferees may include Lehman Brothers and other existing stockholders.

      Lehman Brothers currently has no plans to release any other portion of the securities subject to lock-up agreements. When determining whether or not to release any portion of the securities subject to lock-up agreements, Lehman Brothers will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

      The following discussion summarizes the principal U.S. federal tax consequences of the purchase, ownership and disposition of our common stock by Non-United States Holders. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary, and proposed Treasury regulations promulgated thereunder, administrative pronouncements and rulings, and judicial decisions, changes to any of which subsequent to the date hereof may affect the tax consequences described herein, possibly with retroactive effect.

      This summary discusses only the common stock held as capital assets within the meaning of Code section 1221. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or foreign currencies, tax exempt organizations, or persons holding common stock as part of a straddle, hedging or conversion transaction. Persons considering purchasing common stock should consult their own tax advisors concerning the application of United States federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      As used in this summary, the term “United States Holder” means the beneficial owner of common stock that is, for United States federal tax purposes, (i) a citizen or resident of the United States (including certain former citizens and former long-term residents); (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust with respect to the administration of which a court within the United States is able to exercise primary supervision and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. As used in this summary, the term “Non-United States Holder” means a beneficial owner of the common stock that is not a United States Holder.

Payment of Dividends

      In general, any dividends (to the extent the Company has earnings and profits for federal income tax purposes) paid to a Non-United States Holder on common stock will be subject to 30% U.S. federal income tax withholding, unless such rate is reduced by an applicable income tax treaty or the dividends are effectively connected with such Holder’s conduct of a trade or business in the United States (in which latter case the dividends generally will be subject to U.S. federal income tax at regular rates and may also be subject to an additional branch profits tax at a 30% rate).

Sale or Disposition of Common Stock

      Under present U.S. federal tax law, and subject to the discussion below concerning backup withholding, a Non-United States Holder of common stock, will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of the common stock, unless (i) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States, (or, if an applicable tax treaty so provides, the gain is attributable to a U.S. permanent establishment maintained by the Non-United States Holder) or (ii) the Company is or has been a “U.S. real property holding corporation” for federal income tax purposes at any time during the five year period ending on the date of disposition and the Holder at any time during such five-year period held, actually or constructively, more than 5% of such common stock. The Company does not anticipate that it will be a U.S. real property holding corporation.

Federal Estate Taxes

      Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding

      A payment by a U.S. office of a broker of the proceeds of a sale of the common stock is subject to both backup withholding and information reporting unless the beneficial owner provides a completed IRS Form W-8 which certifies under penalties of perjury that such owner is a Non-United States Holder who meets all the requirements for exemption from United States federal income tax on any gain from the sale, exchange or retirement of common stock.

      In general, backup withholding and information reporting will not apply to a payment of the gross proceeds of a sale of the common stock effected at a foreign office of a broker. If, however, such a broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person 50 percent or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States or certain other persons with specified U.S. relationships, such payments will not be subject to backup withholding, but will be subject to information reporting unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other considerations are met; or (ii) the beneficial owner otherwise establishes an exemption, provided such broker does not have actual knowledge that the payee is a U.S. person. Non-United States Holders should consult their own tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a United States Holder’s or a Non-United States Holder’s United States federal income tax liability and may entitle such Holder to a refund, provided the required information is furnished to the IRS.

      The Treasury Department has issued final rules with respect to withholding tax on income paid to Non-United States Holders and related matters (the “New Withholding Regulations”), which are currently scheduled generally to go into effect for payments made after December 31, 2000. The New Withholding Regulations modify the requirements imposed on a Non-United States Holder and certain intermediaries for establishing the recipients’s status as a Non-United States Holder eligible for exemption from withholding and backup withholding. In particular, the New Withholding Regulations impose more stringent conditions on the ability of financial intermediaries acting for a Non-United States Holder to provide certifications on behalf of the Non-United States Holder which may include entering into an agreement with the IRS to audit certain documentation with respect to such certifications. Non-United States Holders that are subject to withholding are urged to consult their own tax advisors with respect to the New Withholding Regulations.

THE FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. PROSPECTIVE PURCHASERS OF THE COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PRECISE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE COMMON STOCK.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., SG Cowen Securities Corporation, Wit SoundView Corporation and Fidelity Capital Markets, a division of National Financial Services Corporation are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.

SG Cowen Securities Corporation

Wit SoundView Corporation

Fidelity Capital Markets, a division of National Financial Services Corporation

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

      The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $     per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offer price per share less the amount paid to us per share. The underwriting discounts and commissions are equal to      % of the public offering price.

Total

		Without	With
	Per Share	Over-allotment	Over-allotment

Underwriting discounts and commissions to be paid by us	$	$	$

      We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $1,500,000.

      We have granted to the underwriters an option to purchase up to an aggregate of   additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter’s initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

      We have agreed that, without the prior consent of Lehman Brothers, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus. Our executive officers, directors and stockholders holding in the aggregate approximately 92.2% of the outstanding shares of our capital stock, including shares issuable pursuant to options and warrants, have agreed under lock-up agreements that, without prior written consent, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days after the date of this prospectus.

      Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives considered:

•	prevailing market conditions;

•	our historical performance;

•	our capital structure;

•	estimates of our business potential and earning prospects;

•	an overall assessment of our management; and

•	the consideration of the above factors in relation to market valuation of companies in related businesses.

      Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, Intranet and other proprietary electronic technology.

      We have applied for listing on the Nasdaq Stock Market’s National Market under the symbol “SQSW.”

      Until the distribution of the common stock is completed, rules of the Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

      The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

      The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters’ short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

      A prospectus in electronic format is being made available on the Internet web site maintained by Wit SoundView’s affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on Wit Capital’s Web site and any information contained on any other web site maintained by Wit Capital is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/ or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

      Neither we nor any of the underwriters makes any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

      Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

      The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock offered by them.

      At our request, the underwriters have reserved up to            shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

      In November 1999, we paid Lehman Brothers a fee of $1.4 million in connection with the private placement of our series C redeemable convertible preferred stock. Lehman Brothers also received 145,125 shares of our series C redeemable convertible preferred stock in lieu of partial cash payment of fees at a fair market value of $2.74 per share. In addition, in November 1999, affiliates of Lehman Brothers purchased an aggregate of 22,842 shares of series C redeemable convertible preferred stock at a price of $2.74 per share. In October 1999, affiliates of Lehman Brothers received warrants to purchase 5,713 shares of series C redeemable convertible preferred stock with an exercise price of $2.74 per share pursuant to a Note and Warrant Purchase Agreement, dated May 10, 1999. Upon the closing of the offering, all series C warrants shall become exercisable for common stock. All of the outstanding series C redeemable convertible preferred stock owned by Lehman Brothers and its affiliates will convert into the same number of shares our common stock upon the closing of the public offering. All unregistered securities acquired by Lehman Brothers and its affiliates will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the effective date of this public offering except to officers or partners (not directors) of Lehman Brothers or the selling group and/or their officers or partners (not directors).

VALIDITY OF THE SHARES

      Piper Marbury Rudnick & Wolfe LLP, Washington, DC, will pass upon the validity of the shares of common stock on our behalf. Skadden, Arps, Slate, Meagher & Flom LLP will pass upon legal matters for the underwriters.

EXPERTS

      The consolidated financial statements and schedule of Sequoia Software Corporation at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere in this prospectus and registration statement, and are included in reliance upon the reports given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

      The financial statements of Radian Systems, Inc. at December 31, 1997 and 1998, and for the years then ended, appearing in this prospectus and registration statement have been audited by Keller Bruner & Company, LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus and registration statement, and are included in reliance upon the report given upon the authority of Keller Bruner & Company, LLP as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We have filed with the Commission a registration statement, including exhibits, schedules and amendments. This prospectus is a part of the registration statement and includes all of the information that we believe is material to an investor considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. The registration statement is available for inspection and copying at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a Web site that contains the registration statement. The address of the Commission’s Internet site is “http://www.sec.gov.”

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Sequoia Software Corporation

Report of Independent Auditors	F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999 and March 31, 2000 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000 (unaudited)	F-5

Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000 (unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

Financial Statements of Radian Systems, Inc.

Report of Independent Auditors	F-26

Balance Sheets as of December 31, 1997 and 1998 and June 30, 1999 (unaudited)	F-27

Statements of Operations for the years ended December 31, 1997 and 1998, the three months ended March 31, 1999 (unaudited) and the six months ended June 30, 1999 (unaudited)	F-28

Statements of Stockholder’s/Divisional Equity (Deficit) for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 (unaudited)	F-29

Statements of Cash Flows for the years ended December 31, 1997 and 1998, the three months ended March 31, 1999 (unaudited) and the six months ended June 30, 1999 (unaudited)	F-30

Notes to Financial Statements	F-31

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1999	P-1

Financial Statement Schedule

Report of Independent Auditors	S-1

Schedule II — Valuation and Qualifying Accounts	S-2

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Sequoia Software Corporation

      We have audited the accompanying consolidated balance sheets of Sequoia Software Corporation (the “Company”) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sequoia Software Corporation at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland

February 7, 2000,
except for Note 16, as to which the date is
May 8, 2000

SEQUOIA SOFTWARE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,			Pro Forma
			March 31,	March 31,
	1998	1999	2000	2000

			(Unaudited)	(Unaudited—
				Note 17)

Assets

Current assets:

Cash and cash equivalents	$1,873,193	$10,902,585	$4,285,833	$4,285,833

Accounts receivable, less allowance for doubtful accounts of $184,864 in 1999 and $576,334 in 2000	418,260	4,135,698	6,740,274	6,740,274

Unbilled revenue	1,783,665	—	59,256	59,256

Inventory	621,144	10,000	10,000	10,000

Prepaid expenses and other current assets	124,278	475,533	1,327,994	1,327,994

Total current assets	4,820,540	15,523,816	12,423,357	12,423,357

Property and equipment:

Computer and office equipment	540,592	1,272,017	1,833,520	1,833,520

Furniture and fixtures	177,907	252,914	254,307	254,307

	718,499	1,524,931	2,087,827	2,087,827

Accumulated depreciation and amortization	(282,606)	(522,238)	(648,733)	(648,733)

	435,893	1,002,693	1,439,094	1,439,094

Software development costs, net of accumulated amortization of $92,462 in 1998, $254,530 in 1999 and $296,470 in 2000	432,444	349,602	307,662	307,662

Intangible assets:

Goodwill	—	3,128,133	3,128,133	3,128,133

Covenants not to compete	—	2,280,400	2,280,400	2,280,400

	—	5,408,533	5,408,533	5,408,533

Accumulated amortization	—	(635,872)	(953,809)	(953,809)

	—	4,772,661	4,454,724	4,454,724

Other assets	—	634,000	978,515	978,515

Total assets	$5,688,877	$22,282,772	$19,603,352	$19,603,352

See accompanying notes.

	December 31,			Pro Forma
			March 31,	March 31,
	1998	1999	2000	2000

				(Unaudited—
			(Unaudited)	Note 17)

Liabilities and stockholders’ equity (deficit)

Current liabilities:

Accounts payable and accrued expenses	$862,034	$1,971,649	$2,649,619	$2,649,619

Accrued compensation and related costs	39,757	384,050	164,860	164,860

Deferred revenue	26,720	1,196,970	1,814,157	1,814,157

Borrowings under revolving promissory note	—	1,000,000	1,000,000	1,000,000

Current portion of long-term debt	83,977	316,802	373,087	373,087

Total current liabilities	1,012,488	4,869,471	6,001,723	6,001,723

Long-term debt, less current portion	76,521	473,592	484,715	484,715

Total liabilities	1,089,009	5,343,063	6,486,438	6,486,438

Commitments and contingencies	—	—	—	—

Series A redeemable convertible preferred stock, $.001 par value; 8,064,877 shares authorized, 3,024,333 issued and outstanding in 1998, 1999 and 2000 (none pro forma); aggregate liquidation preference of $2,351,123 in 1998, $2,511,123 in 1999 and $2,551,123 in 2000	5,454,360	8,065,000	27,218,997	—

Series B redeemable convertible preferred stock, $.001 par value; 9,647,920 shares authorized, 3,617,978 issued and outstanding in 1998, 1999 and 2000 (none pro forma); aggregate liquidation preference of $6,706,447 in 1998, $7,228,438 in 1999 and $7,358,936 in 2000	6,706,447	9,647,920	32,561,802	—

Series C redeemable convertible preferred stock, $.001 par value, 26,092,770 shares authorized, 9,315,395 shares issued and outstanding in 1999 and 2000 (none pro forma); aggregate liquidation preference of $25,765,854 in 1999 and $26,276,804 in 2000	—	25,765,854	83,838,555	—

Series D redeemable convertible preferred stock, $.001 par value, 6,817,239 shares authorized, no shares issued and outstanding actual and pro forma	—	—	—	—

Stockholders’ equity (deficit):

Common stock, $.001 par value; 75,714,665 shares authorized; 3,829,546, 5,940,800 and 6,994,809 shares issued and outstanding in 1998, 1999 and 2000, respectively (22,952,515 shares pro forma)	3,830	5,941	6,995	22,952

Additional paid-in capital	—	—	—	143,603,397

Accumulated deficit	(7,565,704)	(26,559,262)	(130,517,502)	(130,517,502)

Accumulated other comprehensive income	935	14,256	8,067	8,067

Total stockholders’ equity (deficit)	(7,560,939)	(26,539,065)	(130,502,440)	13,116,914

Total liabilities and stockholders’ equity (deficit)	$5,688,877	$22,282,772	$19,603,352	$19,603,352

See accompanying notes.

SEQUOIA SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Three months ended March 31,

	1997	1998	1999	1999	2000

				(Unaudited)

Revenues:

Licenses	$422,176	$574,948	$4,331,804	$304,399	$3,000,424

Services and maintenance	2,816,494	2,422,811	3,346,589	608,749	895,000

Hardware	437,791	1,013,684	719,295	136,742	144,982

	3,676,461	4,011,443	8,397,688	1,049,890	4,040,406

Cost of revenues:

Cost of licenses	172,540	173,234	2,408,802	33,267	259,097

Cost of services and maintenance	1,331,829	1,881,670	2,748,841	392,560	845,715

Cost of hardware	320,613	761,972	922,007	131,706	114,231

Write-off of inventory	—	—	621,144	—	—

	1,824,982	2,816,876	6,700,794	557,533	1,219,043

Gross profit	1,851,479	1,194,567	1,696,894	492,357	2,821,363

Operating expenses:

Research and development	544,978	991,004	3,635,114	484,492	1,858,008

Sales and marketing	1,186,994	2,256,938	6,826,432	918,215	3,739,817

General and administrative	641,741	805,923	2,885,133	265,014	1,079,272

Bad debt expense	5,646	18,898	651,031	—	576,334

	2,379,359	4,072,763	13,997,710	1,667,721	7,253,431

Loss from operations	(527,880)	(2,878,196)	(12,300,816)	(1,175,364)	(4,432,068)

Other income (expense):

Interest expense	(39,292)	(84,469)	(508,106)	(7,546)	(52,711)

Other income, net	18,977	5,126	16,838	6,410	52,807

Net loss	(548,195)	(2,957,539)	(12,792,084)	(1,176,500)	(4,431,972)

Accretion of Series A redeemable convertible preferred stock to estimated mandatory redemption value	(191,123)	(3,263,237)	(2,610,640)	—	(19,153,997)

Accretion of Series B redeemable convertible preferred stock to estimated mandatory redemption value	—	(306,114)	(2,956,965)	(130,498)	(22,913,882)

Accretion of Series C redeemable convertible preferred stock to estimated mandatory redemption value	—	—	(2,945,974)	—	(58,072,701)

Net loss attributable to common stockholders	$(739,318)	$(6,526,890)	$(21,305,663)	$(1,306,998)	$(104,572,552)

Basic and diluted loss per common share attributable to common stockholders	$(0.19)	$(1.71)	$(4.36)	$(0.34)	$(16.00)

See accompanying notes.

SEQUOIA SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock				Accumulated
			Additional		Other
	Number		Paid-In	Accumulated	Comprehensive
	of Shares	Amount	Capital	Deficit	Income	Total

Balance at January 1, 1997	3,806,106	$3,806	$—	$(301,034)	$—	$(297,228)

Accretion of Series A redeemable convertible preferred stock to estimated mandatory redemption value	—	—	—	(191,123)	—	(191,123)

Net loss for 1997	—	—	—	(548,195)	—	(548,195)

Balance at December 31, 1997	3,806,106	3,806	—	(1,040,352)	—	(1,036,546)

Issuance of common stock for cash upon exercise of stock options	23,440	24	1,538	—	—	1,562

Accretion of Series A redeemable convertible preferred stock to estimated mandatory redemption value	—	—	(1,538)	(3,261,699)	—	(3,263,237)

Accretion of Series B redeemable convertible preferred stock to estimated mandatory redemption value	—	—	—	(306,114)	—	(306,114)

Net loss for 1998	—	—	—	(2,957,539)		(2,957,539)

Other comprehensive income—foreign currency translation adjustment	—	—	—	—	935	935

Comprehensive income (loss)	—	—	—	—	—	(2,956,604)

Balance at December 31, 1998	3,829,546	3,830	—	(7,565,704)	935	(7,560,939)

Issuance of common stock in connection with acquisition of Radian Systems, Inc.	2,100,002	2,100	1,376,740	—	—	1,378,840

Issuance of common stock for cash upon exercise of stock options	11,252	11	458	—	—	469

Issuance of warrants to purchase 333,456 shares of common stock and 2,556,467 shares of Series D redeemable convertible preferred stock in connection with issuance of Series C redeemable convertible preferred stock	—	—	736,817	—	—	736,817

Stock compensation from stock option grants	—	—	198,090	—	—	198,090

Accretion of Series A redeemable convertible preferred stock to estimated mandatory redemption value	—	—	(2,312,105)	(298,535)	—	(2,610,640)

Accretion of Series B redeemable convertible preferred stock to estimated mandatory redemption value	—	—	—	(2,956,965)	—	(2,956,965)

Accretion of Series C redeemable convertible preferred stock to estimated mandatory redemption value	—	—	—	(2,945,974)	—	(2,945,974)

Net loss for 1999	—	—	—	(12,792,084)		(12,792,084)

Other comprehensive income—foreign currency translation adjustment	—	—	—	—	13,321	13,321

Comprehensive income (loss)	—	—	—	—	—	(12,778,763)

Balance at December 31, 1999	5,940,800	5,941	—	(26,559,262)	14,256	(26,539,065)

Issuance of common stock for cash upon exercise of stock options	1,054,009	1,054	333,421	—	—	334,475

Stock compensation from stock option grants	—	—	280,891	—	—	280,891

Accretion of Series A redeemable convertible preferred stock to estimated mandatory redemption value	—	—	(614,312)	(18,539,685)	—	(19,153,997)

Accretion of Series B redeemable convertible preferred stock to estimated mandatory redemption value	—	—	—	(22,913,882)	—	(22,913,882)

Accretion of Series C redeemable convertible preferred stock to estimated mandatory redemption value	—	—	—	(58,072,701)	—	(58,072,701)

Net loss for the three months ended March 31, 2000	—	—	—	(4,431,972)	—	(4,431,972)

Other comprehensive income (loss)—foreign currency translation adjustment	—	—	—	—	(6,189)	(6,189)

Comprehensive income(loss)	—	—	—	—	—	(4,438,161)

Balance at March 31, 2000 (unaudited)	6,994,809	$6,995	$—	$(130,517,502)	$8,067	$(130,502,440)

See accompanying notes.

SEQUOIA SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three months ended
	Year ended December 31,			March 31,

	1997	1998	1999	1999	2000

				(Unaudited)

Operating activities

Net loss	$(548,195)	$(2,957,539)	$(12,792,084)	$(1,176,500)	$(4,431,972)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	96,780	128,668	278,231	48,664	126,495

Amortization of software development costs	—	92,462	171,845	33,266	41,940

Amortization of intangible assets	—	—	635,872	—	317,937

Loss on disposal of assets	20,491	—	—	—	—

Non-cash sale of software licenses	—	—	(634,000)	—	—

Non-cash compensation expense	—	—	198,090	43,782	280,891

Non-cash interest expense	—	24,889	150,200	—	—

Write-off of inventory	—	—	621,144	—	—

Changes in operating assets and liabilities:

Accounts receivable	(431,824)	162,371	(2,290,217)	(167,501)	(2,604,576)

Unbilled revenue	(776,858)	(943,407)	1,783,665	(517,869)	(59,256)

Income tax receivable	9,800	—	—	—	—

Inventory	(44,529)	(575,985)	(10,000)	—	—

Prepaid expenses and other current assets	(38,360)	(64,413)	(115,185)	14,651	(852,461)

Accounts payable and accrued expenses	360,675	265,871	(7,083)	174,561	333,455

Accrued compensation and related costs	152,359	(226,829)	82,658	(8,445)	(219,190)

Deferred revenue	(190)	26,720	840,149	33,824	617,187

Net cash used in operating activities	(1,199,851)	(4,067,192)	(11,086,715)	(1,521,567)	(6,449,550)

Investing activities

Cash acquired upon acquisition of Radian Systems, Inc.	—	—	203,336	—	—

Purchases of property and equipment	(197,071)	(294,880)	(848,141)	(164,087)	(562,896)

Proceeds from sales of property and equipment	69,367	—	—	—	—

Capitalized software development costs	(424,913)	(99,993)	—	—	—

Net cash used in investing activities	(552,617)	(394,873)	(644,805)	(164,087)	(562,896)

Financing activities

Proceeds from borrowings under long-term debt arrangements	500,000	584,159	624,984	—	125,021

Payments under long-term debt arrangements	(248,955)	(969,859)	(619,397)	(20,955)	(57,613)

Payments of notes payable	—	—	(3,500,000)	—	—

Proceeds from borrowings under revolving promissory note	—	—	1,000,000	—	—

Proceeds from stock option exercises	—	1,562	469	—	334,475

Proceeds from issuance of convertible demand promissory notes payable, subsequently converted to Series B preferred stock	—	1,000,000	—	—	—

Proceeds from issuance of Series B preferred stock, net of offering expenses	—	5,375,444	(15,492)	—	—

Proceeds from issuance of convertible demand promissory notes payable, subsequently converted to Series C preferred stock	—	—	5,000,000	—	—

Proceeds from issuance of Series C preferred stock, including attached warrants, net of offering expenses	—	—	18,257,027	—	—

Net cash provided by (used in) financing activities	251,045	5,991,306	20,747,591	(20,955)	401,883

Effect of exchange rate changes on cash	—	935	13,321	2,050	(6,189)

Net change in cash and cash equivalents	(1,501,423)	1,530,176	9,029,392	(1,704,559)	(6,616,752)

Cash and cash equivalents at beginning of year	1,844,440	343,017	1,873,193	1,873,193	10,902,585

Cash and cash equivalents at end of year	$343,017	$1,873,193	$10,902,585	$168,634	$4,285,833

See accompanying notes.

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

(Information as of March 31, 2000 and for the three months
ended March 31, 1999 and 2000 is unaudited)

1.  Organization and Summary of Significant Accounting Policies

Organization

      Sequoia Software Corporation (the “Company”) is a provider of portal software solutions that harness Internet technology for e-business applications. The Company’s principal product, Sequoia XML Portal Server (“XPS”) introduced in March 1999, is a portal software solution utilizing eXtensible Markup Language technology (“XML”). XPS enables users to interact with information originating from multiple applications. The Company also provides software engineering services in conjunction with the license and installation of back office and document management software products. The Company’s customers are in various industries and are principally located throughout the United States.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany accounts and transactions.

Unaudited Interim Financial Information

      The unaudited interim financial information as of March 31, 2000 and for the three months ended March 31, 1999 and 2000, has been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of such periods. The operating results for any interim period are not necessarily indicative of results for any future periods.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

      Accounts receivable at December 31, 1999 includes $1.0 million due from one customer under a subcontract arrangement. The Company performed software modification, customization and related services under their subcontract in 1997, 1998 and 1999. At December 31, 1999, the amount owed to the Company is past due as a result of a dispute between the general contractor and the general contractor’s customer that has not currently allowed the general contractor to collect certain fees billed. The Company is not a party to

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.  Organization and Summary of Significant Accounting Policies (continued)

the dispute, and expects that it will collect the amount owed in 2000. However, due to uncertainties surrounding the resolution of the dispute and the resultant effect on the general contractor’s ability to meet its obligations, it is reasonably possible that management’s estimate of the recoverability of this account receivable may change in the near term.

Cash Equivalents

      The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Unbilled Revenue

      Unbilled revenue represents revenues recognized using the percentage-of-completion method under long-term contracts. These amounts are billable upon the achievement of milestones specified in each contract, which are expected to occur within one year.

Inventory

      Inventory consists principally of transferable software licenses purchased from third-parties and integrated into software products sold or licensed to the Company’s customers. Inventory is valued at the lower of cost or market value. During 1999, the Company wrote off $621,144 of software licenses purchased from software vendors to be sold with its products. This charge was necessitated by technological obsolescence of the purchased product and changes in the Company’s product offerings.

Property and Equipment

      Property and equipment is stated at cost and depreciated using the straight-line method based on estimated useful lives of between three and seven years. Assets held under capital leases are stated at the lesser of the present value of future minimum payments using the Company’s incremental borrowing rate at the inception of the lease or the fair value of the property at the inception of the lease. The assets recorded under capital leases are amortized over the lesser of the lease term or the estimated useful life of the assets in a manner consistent with the Company’s depreciation policy for owned assets. Amortization of assets under capital leases is included in depreciation expense.

Software Development Costs

      Costs for the development of new software products and substantial enhancements to existing software products are expensed as research and development costs as incurred until technological feasibility has been established, at which time any additional development costs are capitalized until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of a working model of

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.  Organization and Summary of Significant Accounting Policies (continued)

the software product that has been tested to be consistent with the product design specifications.

      Amortization of software development costs begins upon general release of the software. These costs are amortized on a product-by-product basis using the greater of: (i) the amount computed using the ratio that current gross revenues for each product bear to the total of current and anticipated future revenue for that product, or (ii) the amount computed using the straight-line method over the estimated useful economic life of four years. Amortization expense is included in cost of software licenses.

Revenue Recognition

      The Company derives revenue from software licenses, maintenance (postcontract customer support) and services. In addition, the Company for the convenience of its customers has sold hardware purchased from third parties. Software licenses for the Company’s off-the-shelf software typically contain multiple elements, including the product license, maintenance, and/or other services. The Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence. This objective evidence of fair value is specific to the Company and consists either of prices derived from sales of elements when they are sold separately, such as the renewal rate for the maintenance element, or the price established by management for the sale of the elements in the ordinary course of business.

Licenses

      License fees include fees from the sale of third party software and software developed and licensed by the Company. Certain software developed by the Company is licensed under contractual arrangements that, in addition to the delivery of software, require significant modification and customization of software. These arrangements are accounted for using the percentage of completion method, with progress to completion measured based on costs incurred. Provisions for estimated losses under the percentage of completion method are made for the entire loss in the period in which they become evident.

      Off-the-shelf software and third party software sold by the Company is recognized when persuasive evidence of an arrangement exists, delivery has occurred, and the fee is fixed or determinable and probable of collection. The Company’s normal payment terms require payment within 90-days. The Company considers all arrangements with payments terms extending beyond 90-days not to have fees that are fixed or determinable. The entire fee under these arrangements is recognized as payments from customers become due, assuming all other revenue recognition criteria have been met.

      The license agreement allows for returns under a 90-day warranty provision for defects. The Company estimates the amount of future warranty costs at the date of revenue

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.  Organization and Summary of Significant Accounting Policies (continued)

recognition of the license fee, and accrues that amount as a liability. These costs to date have been nominal and no amount has been accrued as of December 31, 1998 and 1999.

      Software license fees billed and not recognized as revenue are included in deferred revenue.

Services and Maintenance

      Services include installation, basic consulting, as well as software customization and modification to meet specific customer needs. Professional service fees that are provided under long-term contracts to install and customize software developed by the Company or third parties is recognized using the percentage of completion method. Progress to completion is measured using costs incurred compared to estimated total costs, or contract milestones. Provisions for estimated losses under the percentage of completion method are made for the entire loss in the period in which they become evident.

      Maintenance fees include telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis associated with software licenses. These fees are collected in advance and recognized ratably over the maintenance period. Unrecognized maintenance fees are included in deferred revenue.

Hardware

      The Company sells hardware purchased from third parties. These revenues are recognized when the hardware is shipped.

Amortization of Intangible Assets

      The Company amortizes goodwill on a straight-line basis over its estimated useful life of five years. The Company amortizes covenants not to compete on a straight-line basis over the term of the agreements, which are three or four years.

Impairment of Long-Lived Assets

      Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates whether an impairment exists on the basis of undiscounted expected future cash flows from operations for the remaining amortization period. If an impairment exists, the asset is reduced by the estimated shortfall of discounted cash flows.

Advertising Costs

      The Company expenses advertising costs as incurred. Advertising expense totaled approximately $10,000, $111,000, and $629,000 in 1997, 1998 and 1999, respectively.

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.  Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

      The Company uses the liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Options Granted to Employees

      The Company accounts for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion 25, Accounting for Stock Issued to Employees (“APB 25”). Under APB 25, if the exercise price of the employee stock options equals the estimated fair value of the underlying stock on the date of grant, no compensation expense is generally recognized.

      The Financial Accounting Standards Board has issued FASB Statement No. 123, Accounting for Stock-Based Compensation, (“Statement 123”) which encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement 123 does not require companies to use fair value accounting for stock-based awards, but if the fair value method is not adopted, pro forma income is required to be disclosed in a note to the annual financial statements. The Company has determined that the pro forma compensation has an immaterial effect on the reported net loss and loss per share in 1997, 1998 and 1999.

Foreign Currency Translation

      The Company’s Irish subsidiary utilizes the Irish punt as its functional currency and the financial statements of this subsidiary are translated into U.S. dollars using the current rate method. All balance sheet accounts are translated using the exchange rates at the balance sheet date. Operating and cash flow amounts have been translated using average exchange rates. Translation gains or losses, resulting from the changes in exchange rates from year to year, are reported as a component of other comprehensive income.

Comprehensive Income (Loss)

      Comprehensive income (loss) includes all changes in equity that result from recognized transactions and other economic events of a period other than transactions with owners in their capacity as owners. Certain non-owner changes in equity, consisting of foreign currency translation adjustments, are included in “other comprehensive income.” The Company reports comprehensive income in the statement of stockholders’ equity and discloses the accumulated total of other comprehensive income in the stockholders’ equity section of the balance sheet.

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.  Organization and Summary of Significant Accounting Policies (continued)

Operating Segments

      The Company’s chief operating decision maker reviews the operations of the Company on a consolidated basis in order to assess performance and make operating decisions. In addition, the Company’s software products consist principally of XML-based products that are similar. Accordingly, the Company currently does not have any reportable segments.

Reclassifications

      Certain amounts in the 1997 and 1998 financial statements have been reclassified to conform with the 1999 presentation.

2.  Acquisition of Radian Systems, Inc.

      On July 1, 1999, the Company acquired all of the outstanding common stock of Radian Systems, Inc. (“Radian”), a provider of software development and information systems integration services to corporations, government agencies and other institutions throughout the United States. The purchase price consisted of 2,100,002 shares of common stock valued in an independent appraisal at $1,400,000 and promissory notes of $3,500,000. The Company also incurred direct acquisition costs of $50,000. The acquisition was accounted for using the purchase method of accounting, and the results of operations of Radian are included in the accompanying consolidated statements of operations commencing July 1, 1999.

      The total purchase price of $4,950,000 was allocated as follows:

Current assets	$1,825,000

Fixed assets	128,000

Liabilities assumed	(2,411,000)

Goodwill	3,128,000

Covenants not to compete	2,280,000

$4,950,000

      In November 1999, the Company repaid the $3,500,000 of promissory notes issued in connection with the acquisition, including accrued interest of $117,000.

      The following summarizes the unaudited pro forma consolidated results of operations for 1998 and 1999 assuming the acquisition had occurred at the beginning of each year. These results are not necessarily indicative of what would have occurred had this transaction been

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.  Acquisition of Radian Systems, Inc. (continued)

consummated as of the beginning of the year presented, or of future operations of the Company:

	Year Ended December 31,

	1998	1999

Revenue	$9,638,510	$11,717,026

Net loss	$(5,138,908)	$(14,046,870)

Net loss attributable to common stockholders	$(8,708,259)	$(22,560,449)

Basic and diluted loss per common share attributable to common stockholders	$(1.85)	$(3.80)

3.  Loss Per Share

      The following table sets forth the computation of basic and diluted loss per common share:

      Historical:

	Year ended December 31,			Three months ended March 31,

	1997	1998	1999	1999	2000

Numerator:

Net loss	$(548,195)	$(2,957,539)	$(12,792,084)	$(1,176,500)	$(4,431,972)

Accretion of Series A redeemable convertible preferred stock to fair value	(191,123)	(3,263,237)	(2,610,640)	—	(19,153,997)

Accretion of Series B redeemable convertible preferred stock to fair value	—	(306,114)	(2,956,965)	(130,498)	(22,913,882)

Accretion of Series C redeemable convertible preferred stock to fair value	—	—	(2,945,974)	—	(58,072,701)

	$(739,318)	$(6,526,890)	$(21,305,663)	$(1,306,998)	$(104,572,552)

Denominator:

Weighted-average number of shares of common stock outstanding	3,806,105	3,807,890	4,890,039	3,830,444	6,537,068

Basic and diluted loss per common share	$(0.19)	$(1.71)	$(4.36)	$(0.34)	$(16.00)

      Basic loss per share is based upon the average number of shares of common stock outstanding during the period. Diluted loss per common share is equal to basic loss per common share because if potentially dilutive securities were included in the computation, the

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.  Loss Per Share (continued)

result would be anti-dilutive. These potentially dilutive securities consist of convertible preferred stocks, stock options and warrants.

      Supplemental Pro Forma:

      Supplemental pro forma basic and diluted loss per common share for the year ended December 31, 1999 and the three months ended March 31, 2000 are presented to disclose the effect on loss per share of the assumed conversion of securities which will convert into common stock upon the closing of the proposed initial public offering. For purposes of the pro forma computation, the convertible securities are assumed to have been converted at the beginning of the period, or if later, the issuance dates.

	December 31,	March 31,
	1999	2000

Numerator:

Net loss	$(12,792,084)	$(4,431,972)

Denominator:

Shares used in historical calculation	4,890,039	6,537,068

Add:

Pro forma conversion of Series A redeemable convertible preferred stock	3,024,333	3,024,333

Pro forma conversion of Series B redeemable convertible preferred stock	3,617,978	3,617,978

Pro forma conversion of Series C redeemable convertible preferred stock	969,820	9,315,395

Denominator for pro forma loss per share	12,502,170	22,494,774

Supplemental pro forma basic and diluted loss per common share	$(1.02)	$(0.20)

4.  Effect of Change in Estimate

      In 1997, the Company entered into a $3.8 million contract with a customer to provide software customization and licensing. Revenue for this contract was recognized under the percentage-of-completion method, as described in Note 1. As of December 31, 1997, this contract was determined to be 30% complete.

      During 1998, as contract performance progressed, the Company incurred unanticipated direct labor budget overruns under the contract. These overruns were caused principally by the inherent subjectivity of the original estimates of efforts required to complete the specified functionality as defined in the contract, and employee turnover. As of December 31, 1998 the contract was nearing completion, and the Company revised its estimates to complete the

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.  Effect of Change in Estimate (continued)

contract. The revised estimates indicated that as of December 31, 1997 the contract was actually 23% complete. Had the Company recognized revenue under the contract using the updated estimates of actual costs to be incurred during the period of contract performance, the reported net loss in 1997 would have been approximately $255,000 higher, and the net loss in 1998 would have been approximately $255,000 lower. This change in estimate had a $0.07 per share effect on loss per share in 1997 and 1998.

5.  Supplemental Cash Flow Information

				Three months ended
	Year ended December 31,			March 31,

	1997	1998	1999	1999	2000

Non-cash investing and financing activities:

Conversion of notes payable and accrued interest to Series B redeemable convertible preferred stock	$—	$1,024,889	$—	$—	$—

Conversion of notes payable and accrued interest to Series C redeemable convertible preferred stock	—	—	5,149,470	—	—

Issuance of 145,125 shares of Series C redeemable convertible preferred stock as compensation to investment adviser in connection with financing	—	—	387,000	—	—

Issuance of common stock in connection with acquisition of Radian Systems, Inc.	—	—	1,400,000	—	—

Other cash flow information:

Cash paid for interest	38,887	86,278	184,223	4,080	48,944

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.  Income Taxes

      The significant components of the Company’s deferred tax assets and liabilities as of December 31 are as follows:

	1998	1999

Deferred tax assets:

Net operating loss carryforward	$1,620,946	$6,011,955

Stock compensation expense	—	76,502

Covenants not to compete	—	95,414

Provision for bad debts	—	71,394

Total deferred tax assets	1,620,946	6,255,265

Deferred tax liabilities:

Depreciation	14,022	2,820

Software development costs	172,978	87,707

Total deferred tax liabilities	187,000	90,527

Net future income tax benefit	1,433,946	6,164,738

Valuation allowance for deferred assets	(1,433,946)	(6,164,738)

Net deferred tax assets	$—	$—

      The Company has reported losses since inception. These losses have not resulted in reported tax benefits because of increases in the valuation allowance for deferred tax assets that result from the inability to determine the realizability of the net operating loss carryforwards.

      At December 31, 1999, the Company had net operating loss carryforwards of approximately $15,567,000, which expire from 2011 to 2019 and are available to offset future taxable income. The Company’s taxable income from its Irish subsidiary was insignificant. Income tax regulations contain provisions that will limit the net operating loss carryforwards available to be used in any given year.

      The reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory tax rate to net loss is as follows:

	1997	1998	1999

Tax expense (benefit) at U.S. statutory rate	$(186,386)	$(1,005,563)	$(4,349,308)

Effect of permanent differences	14,084	5,374	130,978

State income taxes, net of federal benefit	(25,327)	(136,638)	(512,462)

Increase in valuation allowance	197,629	1,136,827	4,730,792

Total	$—	$—	$—

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.  Deferred Revenue

      The components of deferred revenue consist of the following:

	December 31,
			March 31,
	1998	1999	2000

Software licenses	$—	$81,953	$810,653

Maintenance	26,720	1,115,017	1,003,504

	$26,720	$1,196,970	$1,814,157

8.  Borrowings Under Revolving Promissory Note

      On March 26, 1999, the Company issued a $1,000,000 revolving promissory note to a bank. Interest on borrowings under the revolving promissory note accrue at the prime rate plus 0.75% per annum (9.25% at December 31, 1999), and is payable monthly. The unpaid principal plus accrued interest is due in full on March 25, 2000. Borrowings under the revolving promissory note are secured by all tangible and intangible assets of the Company. At December 31, 1999, borrowings outstanding under this note totaled $1,000,000.

      In connection with this revolving promissory note, the Company is required to comply with certain financial and non-financial covenants and is restricted from paying dividends. At December 31, 1999, the Company was in compliance with the covenants.

9.  Long-Term Debt

      On May 14, 1997, the Company entered into a $500,000 loan facility with a bank that provided for revolving working capital borrowings and long-term equipment borrowings. All borrowings under this facility accrue interest at the prime rate plus 1.5% per annum (10.00% at December 31, 1999) and are secured by a first lien on all corporate assets. Borrowings for working capital purposes were repaid on November 14, 1998. Borrowings to finance equipment purchases are repayable over 36 months, beginning January 1998, with monthly payments of $5,916 plus accrued interest. At December 31, 1999, borrowings outstanding under this facility totaled $65,077.

      On March 26, 1999, the Company entered into a $750,000 equipment term note with a bank. Borrowings under the equipment term note accrue interest at the prime rate plus 1.25% (9.75% at December 31, 1999), payable monthly, and are secured by all tangible and intangible corporate assets. Borrowings to finance equipment purchases can continue until March 5, 2000 and are repayable over 36 months, beginning March 5, 2000, with monthly payments of fixed principal plus interest. The unpaid principal plus accrued interest is due in full on February 5, 2003. At December 31, 1999, borrowings outstanding under the equipment term note totaled $624,984.

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.  Long-Term Debt (continued)

      The Company has also incurred other indebtedness, totaling $100,333 at December 31, 1999, related to the acquisition of certain office and computer equipment. Amounts due under these agreements bear interest at rates ranging from 8% to 12% and are due through March 2001.

      The aggregate maturities of long-term debt for the years ending December 31 are as follows:

2000	$316,802

2001	230,543

2002	208,328

2003	34,721

$790,394

10.  Redeemable Convertible Preferred Stock and Warrants

      On October 21, 1996, the Company issued 3,024,333 shares of Series A redeemable convertible preferred stock (“Series A”). Each share of the Series A accrues dividends at an annual rate of 8% of liquidation value of $0.66 per share. Dividends in arrears on the Series A were $351,123 and $511,123 at December 31, 1998 and 1999, respectively.

      In 1998, the Company amended its articles of incorporation to authorize the issuance of 9,647,920 shares of Series B redeemable convertible preferred stock (“Series B”). On July 28, 1998 and September 28, 1998, the Company issued 1,954,514 and 1,663,464 shares of Series B, respectively. Each share of the Series B accrues dividends at an annual rate of 8% of liquidation value of $1.80 per share. Dividends in arrears on the Series B were $181,558 and $703,549 at December 31, 1998 and 1999, respectively.

      In 1999, the Company amended its articles of incorporation to authorize the issuance of 26,092,770 shares of Series C redeemable convertible preferred stock (“Series C”) and 6,817,239 shares of Series D redeemable convertible preferred stock (“Series D”). On November 23, 1999, the Company issued 9,315,395 shares of Series C, together with attached nontransferable warrants to purchase 2,556,467 shares of Series D and attached nontransferable warrants to purchase 333,456 shares of common stock. Each share of the Series C accrues dividends at an annual rate of 8% of liquidation value of $2.74 per share. Dividends in arrears on the Series C were $218,378 at December 31, 1999.

      The stock purchase warrants issued in connection with the Series C expire two years after their date of issuance or upon the closing of a qualifying underwritten public offering as defined in the articles of amendment and restatement to the Company’s articles of incorporation. The exercise price for the Series D and common stock warrants is $3.00 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. Both the Series D and common

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.  Redeemable Convertible Preferred Stock and Warrants (continued)

stock warrants were valued using a generally accepted warrant valuation methodology. The estimated value of the Series D warrants of $613,550 and the estimated value of the common stock warrants of $115,600 has been recorded as additional paid-in capital. The Series C has therefore been recorded net of a discount of $729,150.

      Also during 1999, the Company issued warrants to purchase 469,434 shares of Series C in connection with the issuance of $5,000,000 of convertible notes payable which were subsequently converted into Series C. The exercise price of the warrants is $2.74 per share, and they expire two years after their date of issuance or upon the closing of a qualifying underwritten public offering. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Series C warrants were valued using a generally accepted warrant valuation methodology, and the estimated value of $150,200 has been recorded as Series C.

      The dividends on the Series A, B and C are cumulative and are payable out of the Company’s positive earnings as directed by the Board of Directors, upon the liquidation or winding up of the Company, or upon the redemption of the preferred stock.

      The Series A, B and C are redeemable, at the option of the holders, at anytime after November 2004, for the greater of (a) the liquidation value or (b) the amount determined to be the fair market value at the time of redemption. In addition, the Series A, B and C are convertible at any time into common stock, with the ratio of common stock to preferred stock at the date of conversion to be determined as outlined in the amended and restated articles of incorporation. The conversion rate at December 31, 1999 for the Series A, B and C was equal to the respective liquidation value per share. Upon the closing of a qualifying underwritten public offering, the Series A, B and C will be automatically converted into common stock. Cumulative undeclared dividends are forfeited upon conversion.

      Each share of the Series A, B and C has substantially the same voting rights as the number of shares of common stock into which it can be converted, as provided in the amended and restated articles of incorporation. The holders of the Series A together with the holders of the Series B can independently appoint one director to the Board of Directors. The holders of the Series C in aggregate can independently appoint three directors to the Board of Directors.

      As a result of the mandatory redemption feature outside the control of the Company contained in each series of preferred stock, each preferred stock issuance has been excluded from stockholders’ equity (deficit) in the accompanying balance sheets. The Company records periodic accretion for the excess of the estimated redemption value over the carrying value through charges to additional paid-in capital or accumulated deficit. In determining the estimated mandatory redemption value, the Company is required to estimate the fair value of each series of preferred stock. To estimate these values, the Company considered the value of similar securities issued near each balance sheet date, and any intervening events

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.  Redeemable Convertible Preferred Stock and Warrants (continued)

that may have changed these values. At December 31, 1999, the Series A and B are stated at their estimated fair value of $2.67 per share, or the per share value of the Series C issued in November 1999 that had identical terms. The Series C at December 31, 1999 is stated at its liquidation preference of $25,765,854, which is a value greater than its issuance amount in November 1999 due to the accrual of cumulative unpaid dividends.

      At March 31, 2000, the Series A, B and C are stated at their estimated fair value of $9.00 per share, or the mid-point of the proposed public offering price for the Company’s initial public offering. (See Note 17.)

      The activity in the Series A, B, and C for the years ended December 31, 1997, 1998 and 1999 is as follows (amounts in thousands):

	Series A		Series B		Series C

	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 1997	3,024	$2,000	—	$—	—	$—

Accretion to estimated mandatory redemption value	—	191	—	—	—	—

Balance at December 31, 1997	3,024	2,191	—	—	—	—

Conversion of convertible notes payable to Series B	—	—	568	1,025	—	—

Issuance of Series B, net of issuance costs of $125	—	—	3,050	5,375	—	—

Accretion to estimated mandatory redemption value	—	3,263	—	306	—	—

Balance at December 31, 1998	3,024	5,454	3,618	6,706	—	—

Additional issuance costs of Series B	—	—	—	(15)	—	—

Issuance of warrants to purchase Series C in connection with convertible notes payable	—	—	—	—	—	150

Conversion of convertible notes payable to Series C	—	—	—	—	1,878	5,150

Issuance of Series C, net of issuance costs of $2,138	—	—	—	—	7,437	18,249

Issuance of warrants to purchase common stock and Series D in connection with issuance of Series C	—	—	—	—	—	(729)

Accretion to estimated mandatory redemption value	—	2,611	—	2,957	—	2,946

Balance at December 31, 1999	3,024	8,065	3,618	9,648	9,315	25,766

Accretion to estimated mandatory redemption value	—	19,154	—	22,914	—	58,072

Balance at March 31, 2000	3,024	$27,219	3,618	$32,562	9,315	$83,838

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.  Shares Reserved for Future Issuance

      As of December 31, 1999, the Company has reserved shares of common stock for issuance as follows:

Conversion of Series A	3,024,333

Conversion of Series B	3,617,978

Conversion of Series C	9,315,395

Exercise of Series C warrants and conversion of Series C shares to common stock	469,434

Exercise of Series D warrants and conversion of Series D shares to common stock	2,556,467

Exercise of outstanding common stock warrants	333,456

Exercise of outstanding stock options	2,471,511

Stock options available for granting as reserved by the Board of Directors	585,429

22,374,003

12.  Stock Options

      The Board of Directors has authorized the grant of non-qualified options to purchase up to 3,056,940 shares of common stock. A summary of stock option activity and related information for the years ended December 31 follows:

	1997		1998		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding—beginning of year	1,164,381	$0.029	1,335,006	$0.034	1,513,880	$0.046

Granted	170,625	0.067	250,125	0.117	1,115,199	0.974

Exercised	—	—	(23,438)	0.067	(11,250)	0.040

Forfeited	—	—	(47,813)	0.067	(146,318)	0.179

Outstanding—end of year	1,335,006	$0.034	1,513,880	$0.046	2,471,511	$0.457

Exercisable at end of year	558,750	$0.027	869,063	$0.029	1,509,094	$0.232

Weighted-average fair value of options granted during the year:		$0.027		$0.038		$0.757

      All options granted to date are exercisable at, or below the estimated fair value of the Company’s common stock at the date of grant, and are subject to vesting provisions, as determined by the Board of Directors. Options granted to date vest in varying percentages through 2004. In estimating the fair value of the Company’s common stock at the grant date, the Board of Directors considered either independent appraisals of the value of the common stock or significant transactions with investors in the Company.

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.  Stock Options (continued)

      All options granted during 1999 were granted with exercise prices that were below the estimated fair value of the common stock on the date of grant. Accordingly, the Company has recorded compensation expense of $198,090 for the year ended December 31, 1999, and will record an additional $424,500 of compensation expense through 2004.

      Exercise prices for options outstanding as of December 31, 1999 ranged from $0.027 to $1.867 as follows:

		Weighted	Weighted Average
		Average	Remaining		Weighted
		Exercise	Contractual Life		Average
		Prices of	of		Exercise Prices
Range of	Outstanding	Outstanding	Outstanding	Exercisable	of Exercisable
Exercise Prices	Options	Options	Options	Options	Options

$0.027 – $0.067	1,327,973	$0.035	80.8 months	1,213,125	$0.032
$0.187 – $0.347	684,227	0.327	111.0 months	155,344	0.325
$1.867	459,311	1.867	119.0 months	140,625	1.867

13.  Leases

      The Company leases its office space in Columbia, Maryland under a non-cancelable operating lease agreement that expires in September 2002. The Company also leases certain equipment and vehicles under non-cancelable operating lease agreements expiring between May 2000 and February 2003.

      Future minimum payments under non-cancelable operating leases consisted of the following at December 31, 1999:

2000	$493,366

2001	499,036

2002	322,532

2003	10,869

$1,325,803

      Rent expense under all operating leases for the years ended December 31, 1997, 1998 and 1999 was $135,054, $292,801 and $394,687, respectively.

14.  Significant Customers and Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.  Significant Customers and Concentrations of Credit Risk (continued)

      For the years ended December 31, the percentage of revenue from significant customers was as follows:

	1997	1998	1999

Customer A	75%	56%	—

Customer B	—	27%	—

Customer C	14%	—	—

Customer D	—	—	24%

Customer E	—	—	12%

      As of December 31, the percentage of accounts receivable from significant customers was as follows:

	1997	1998	1999

Customer A	72%	80%	25%

Customer B	15%	5%	—

Customer C	12%	10%	—

Customer D	—	—	17%

Customer E	—	—	14%

Customer F	—	—	13%

      As discussed more fully in Note 1, Use of Estimates, accounts receivable from Customer A at December 31, 1999 are past due and estimates of recoverability may change in the near term.

15.  Employee Benefit Plan

      Effective April 1, 1998, the Company established the Sequoia Software Corporation Employee Savings and Retirement Plan (the “Plan”), which is eligible to all employees who are at least twenty-one years old. Under the Plan agreement, participants may elect to defer annually up to 20% of their salary, not to exceed $10,000. In addition, the Company may make a discretionary matching contribution of up to 6% of compensation, based on each eligible participant’s elective deferrals. Participant contributions and employer contributions vest immediately. The Company elected not to make any contributions to the Plan for the years ended December 31, 1998 and 1999.

16.  Subsequent Events

      On February 7, 2000, the Board of Directors declared a 1-for-4 stock split. On March 22, 2000, the Board of Directors declared a 3-for-2 stock split. All share and per share amounts in the accompanying consolidated financial statements have been restated to reflect these stock splits.

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.  Subsequent Events (continued)

      During the period from January 1, 2000 through May 8, 2000, the Company granted non-qualified options to purchase 916,438 shares of common stock at an exercise price of $1.87 per share, which is lower than the estimated fair value of the common stock on each date of grant. Accordingly, the Company will record approximately $6.5 million of compensation expense over the vesting period of up to four years.

17.  Pro Forma Balance Sheet (Unaudited)

      In February 2000, the Board of Directors approved the filing of a registration statement for the sale of common stock with the Securities and Exchange Commission that, upon closing, would meet the criteria for the automatic conversion of the outstanding Series A, Series B and Series C.

      The following table summarizes the pro forma adjustments to the pro forma balance sheet to reflect the automatic conversion of the preferred stocks (in thousands):

	Historical		Pro Forma
	March 31,		March 31,
	2000	Adjustments	2000

Assets

Current assets:

Cash and cash equivalents	$4,286	$—	$4,286

Other current assets	8,138	—	8,138

Total current assets	12,424	—	12,424

Property and equipment, net	1,439	—	1,439

Other assets	5,741	—	5,741

Total assets	$19,604	$—	$19,604

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.  Pro Forma Balance Sheet (Unaudited) (continued)

	Historical		Pro Forma
	March 31,		March 31,
	2000	Adjustments	2000

Liabilities and stockholders’ equity (deficit)

Current liabilities:

Accounts payable and accrued expenses	$2,650	$—	$2,650

Other current liabilities	3,352	—	3,352

Total current liabilities	6,002	—	6,002

Long-term debt	485	—	485

Series A	27,219	(27,219)	—

Series B	32,562	(32,562)	—

Series C	83,839	(83,839)	—

Stockholders’ equity (deficit):

Common stock	7	16	23

Additional paid-in capital	—	143,604	143,604

Accumulated deficit	(130,518)	—	(130,518)

Accumulated other comprehensive income	8	—	8

Total stockholders’ equity (deficit)	(130,503)	143,620	13,117

Total liabilities and stockholders’ equity (deficit)	$19,604	$—	$19,604

SEQUOIA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Radian Systems, Inc.
(formerly Radian Systems, a division of Radian, Inc.)
Alexandria, Virginia

      We have audited the accompanying balance sheets of Radian Systems, Inc. (formerly Radian Systems, a division of Radian, Inc.), as of December 31, 1997 and 1998, and the related statements of operations, stockholder’s/divisional equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radian Systems, Inc. (formerly Radian Systems, a division of Radian, Inc.), as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

      The 1997 financial statements referred to above reflect the activity of Radian Systems, a division of Radian, Inc.

/s/ KELLER BRUNER & COMPANY, LLP

Bethesda, Maryland

February 5, 1999

RADIAN SYSTEMS, INC.

(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

BALANCE SHEETS

	December 31,
			June 30,
	1997	1998	1999

			(Unaudited)

Assets
Current Assets

Cash and cash equivalents	$502	$549,359	$1,728

Restricted cash	—	—	201,608

Accounts receivable	2,475,091	937,075	1,489,410

Other receivables	1,183	3,222	—

Due from parent	69,368	496,251	85,811

Prepaid and other	238,827	29,238	187,601

Deferred income taxes	—	34,000	34,000

Total current assets	2,784,971	2,049,145	2,000,158

Deposits	6,286	6,396	6,396
Property and Equipment

Office furniture and equipment	90,043	290,043	295,849

Leasehold improvements	3,819	3,819	3,819

	93,862	293,862	299,668

Less accumulated depreciation and amortization	55,483	132,340	171,702

Total property and equipment	38,379	161,522	127,966

Total assets	$2,829,636	$2,217,063	$2,134,520

Liabilities and stockholder’s equity/divisional equity (deficit)
Current Liabilities

Current portion of capital lease obligation	$10,776	$66,518	$66,660

Accounts payable	1,168,661	1,237,190	1,129,733

Accrued expenses	55,121	186,393	276,908

Deferred income	392,990	80,489	330,101

Total current liabilities	1,627,548	1,570,590	1,803,402

Long-Term Liabilities

Due to parent	1,674,408	502,088	502,088

Capital lease obligation, net of current portion	—	74,006	55,565

Total long-term liabilities	1,674,408	576,094	557,653

Commitments and Contingencies	—	—	—
Stockholder’s/ Divisional Equity (Deficit)

Common stock, $.01 par value; 75,000 shares authorized, 50,000 shares issued and outstanding	—	500	500

Additional paid-in capital	—	699,500	699,500

Divisional deficit	(472,320)	—	—

Accumulated deficit	—	(629,621)	(926,535)

Total stockholder’s/divisional equity (deficit)	(472,320)	70,379	(226,535)

Total liabilities and stockholder’s/divisional equity (deficit)	$2,829,636	$2,217,063	$2,134,520

See Notes to Financial Statements.

RADIAN SYSTEMS, INC.

(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

STATEMENTS OF OPERATIONS

			Three months	Six months
	Year ended December 31,		ended	ended
			March 31,	June 30,
	1997	1998	1999	1999

			(Unaudited)	(Unaudited)

Revenues:

Licenses	$2,648,439	$1,401,618	$430,947	$768,131

Service and maintenance	4,280,108	2,602,780	860,694	1,663,551

Hardware	691,334	1,622,669	351,387	982,656

	7,619,881	5,627,067	1,643,028	3,414,338
Cost of Sales

Licenses	1,773,448	365,720	153,437	386,128

Service and maintenance	2,809,041	1,531,757	608,200	888,318

Hardware	553,067	1,330,947	236,606	842,948

	5,135,556	3,228,424	998,243	2,117,394

Gross profit	2,484,325	2,398,643	644,785	1,296,944

Operating expenses:

Research and development	854,762	552,751	210,424	366,340

Sales and marketing	398,200	956,815	215,853	607,930

General and administrative	1,976,085	1,577,804	419,361	774,049

Bad debt expense	7,901	244,863	—	—

	3,236,948	3,332,233	845,638	1,748,319

Loss from operations	(752,623)	(933,590)	(200,853)	(451,375)

Other income (expense):

Other income	15,837	—	—	—

Interest expense	(4,650)	(66,904)	(16,453)	(27,539)

	11,187	(66,904)	(16,453)	(27,539)

Loss before income tax benefit	(741,436)	(1,000,494)	(217,306)	(478,914)

Income tax benefit	269,116	370,873	82,576	182,000

Net loss	$(472,320)	$(629,621)	$(134,730)	$(296,914)

See Notes to Financial Statements.

RADIAN SYSTEMS, INC.

(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

STATEMENTS OF STOCKHOLDER’S/ DIVISIONAL EQUITY (DEFICIT)

	Common Stock
			Additional
	Number of		Paid-In	Divisional	Accumulated
	Shares	Amount	Capital	Deficit	Deficit	Total

Balance at January 1, 1997	—	$—	$—	$—	$—	$—

Net loss for 1997	—	—	—	(472,320)	—	(472,320)

Balance at December 31, 1997	—	—	—	(472,320)	—	(472,320)

Issuance of common stock upon recapitalization and incorporation	50,000	500	699,500	472,320	—	1,172,320

Net loss for 1998	—	—	—	—	(629,621)	(629,621)

Balance at December 31, 1998	50,000	500	699,500	—	(629,621)	70,379

Net loss for the six months ended June 30, 1999 (unaudited)	—	—	—	—	(296,914)	(296,914)

Balance at June 30, 1999 (unaudited)	50,000	$500	$699,500	$—	$(926,535)	$(226,535)

See Notes to Financial Statements.

RADIAN SYSTEMS, INC.

(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

STATEMENTS OF CASH FLOWS

	Year ended December 31,		Three months	Six months
			ended March 31,	ended June 30,
	1997	1998	1999	1999

			(Unaudited)	(Unaudited)

Cash Flows from Operating Activities

Net loss	$(472,320)	$(629,621)	$(134,730)	$(296,914)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Depreciation and amortization	19,287	76,857	19,647	39,362

Deferred income taxes	—	(34,000)	—	—

Revenue recognized on the sale of software rights in exchange for common stock	—	—	(127,569)	(201,608)

Changes in assets and liabilities:

(Increase) decrease in:

Accounts receivable	(826,688)	1,538,016	(116,878)	(552,335)

Other receivables	(1,183)	(2,039)	(18,189)	3,222

Due from parent	(69,368)	(426,883)	44,854	410,440

Prepaid and other	(238,827)	209,589	(90,155)	(158,363)

Deposits	(6,286)	(110)	—	—

Increase (decrease) in:

Accounts payable and accrued expenses	1,118,767	199,801	(275,850)	(16,942)

Deferred income	392,990	(312,501)	164,885	249,612

Net cash provided by (used in) operating activities	(83,628)	619,109	(533,985)	(523,526)

Cash Flows from Investing Activities

Purchase of property and equipment	(11,798)	—	(4,263)	(5,806)

Net cash (used in) investing activities	(11,798)	—	(4,263)	(5,806)

Cash Flows from Financing Activities

Proceeds from due to parent	107,653	—	—	—

Principal payments on capital lease obligation	(11,725)	(70,252)	(11,111)	(18,299)

Net cash provided by (used in) financing activities	95,928	(70,252)	(11,111)	(18,299)

Net increase (decrease) in cash and cash equivalents	502	548,857	(549,359)	(547,631)

Cash and cash equivalents:

Beginning	—	502	549,359	549,359

Ending	$502	$549,359	$—	$1,728

Supplemental Disclosure of Cash Flow Information

Cash payments (net of refunds) for interest	$4,650	$12,302	$5,783	$6,200

Supplemental Schedule of Noncash Investing and Financing Activities

Acquisition of equipment under capital lease obligation	$—	$200,000	$—	$—

Recapitalization and investment by parent in common stock	$—	$1,172,320	$—	$—

Transfer of assets and liabilities from parent	$23,365	$—	$—	$—

See Notes to Financial Statements.

RADIAN SYSTEMS, INC.

(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

NOTES TO FINANCIAL STATEMENTS

Note 1.  Nature of Business and Significant Accounting Policies

      Nature of business: Radian Systems, Inc. (formerly Radian Systems, a division of Radian, Inc. or the Company), is a wholly owned subsidiary of Radian Inc. (the Parent). The Company was incorporated in October 1997, and was spun-off as a separate corporation January 1, 1998. The financial statements for 1997 represent the operations of Radian Systems as a division of the Parent. The Company is involved in providing software development and information systems integration services. The Company operates primarily in Virginia.

      A summary of the Company’s significant accounting policies is as follows:

      Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

      The accompanying statement of operations includes all costs attributable to the Company’s operations and the allocable share of other corporate costs. Other corporate costs which are commonly shared by the Parent are grouped into a service center pool and are allocated based on the ratio of the Company’s total costs excluding other corporate costs to total consolidated costs excluding other corporate costs. Such costs include common facility costs, executive compensation related to corporate management, and other general corporate costs, including accounting, information technology, and shipping and receiving costs. Management believes that the method used to allocate these expenses is reasonable.

      Revenue recognition: The Company derives revenue principally under long-term contracts that, in addition to the delivery of software, require significant modification and customization of software and the performance of related services. Revenue is recognized using the percentage of completion method. Progress to completion is measured based on the attainment of specified contract milestones. Provisions for estimated losses on uncompleted contracts, if any, are made for the entire loss in the period in which such losses become evident.

      Cash and cash equivalents: For purposes of the statement of cash flows, the Company includes all cash accounts which are not subject to withdrawal restrictions or penalties as cash and cash equivalents.

      The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

      Provision for doubtful accounts: The provision for doubtful accounts is based on management’s evaluation of the status of existing accounts receivable. Management believes that accounts receivable are fully collectible and no provision for doubtful accounts is necessary.

RADIAN SYSTEMS, INC.
(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 1.  Nature of Business and Significant Accounting Policies (continued)

      Property and equipment: Property and equipment are stated at cost. Depreciation and amortization is computed on accelerated methods over the estimated useful lives of the assets.

      Research and development costs: Costs for research and development are expensed as incurred.

      Income taxes: Deferred taxes are provided on a liability method, whereby, deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

      The Company is a subsidiary of Radian Inc., which files consolidated federal and state tax returns. Accordingly, income taxes refundable from the tax authorities are recognized on the financial statements of the Parent who is the taxpayer for income tax purposes. The Parent allocates the income tax benefits attributable to the Company resulting from the Company’s losses reducing taxable income in the consolidated return. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns, and is reported on the accompanying balance sheets under the caption “Due from parent.”

      Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Interim Financial Information: The accompanying unaudited financial information for three months ended March 31, 1999 and the six months ended June 30, 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All references to amounts at March 31, 1999 and June 30, 1999 and the three month and six month periods then ended are unaudited.

RADIAN SYSTEMS, INC.
(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 2.  Depreciation and Amortization

      Depreciation and amortization charged to operations for the years ended December 31, 1997 and 1998, and accumulated depreciation and amortization as of December 31, 1997 and 1998, consist of the following:

		1997		1998

			Accumulated		Accumulated
	Estimated Useful	Depreciation	Depreciation/	Depreciation	Depreciation/
Asset Category	Lives	Amortization	Amortization	Amortization	Amortization

Office furniture and equipment	3 to 7 years	$19,037	$55,233	$76,055	$131,288

Leasehold improvements	Life of lease	250	250	802	1,052

		$19,287	$55,483	$76,857	$132,340

Note 3.  Transactions with Parent

      The following summarizes transactions with the Parent:

	December 31,		March 31,	June 30,
	1997	1998	1999	1999

			(Unaudited)	(Unaudited)

Included in due from parent:

Beginning balance	$—	$69,368	$496,251	$451,397

Net cash advances from parent	—	—	(115,111)	(554,889)

Increase for services rendered	—	132,687	91,566	112,333

Decrease for parent services	(199,748)	—	(93,215)	(11,785)

Interest expense due to Parent		(42,677)	(10,670)	(10,669)

Intercompany tax allocation	269,116	336,873	82,576	99,424

	$69,368	$496,251	$451,397	$85,811

Included in due to parent:

Beginning balance	$1,543,388	$1,674,408	$502,088	$502,088

Advances from parent	107,655	—	—	—

Net assets transferred from parent	23,365	—	—	—

Recapitalization and incorporation	—	(1,172,320)	—	—

	$1,674,408	$502,088	$502,088	$502,088

      Amounts due from the Parent are due upon demand. During the years ended 1997 and 1998, approximately .9% and 8.8% of revenue was generated from services provided to the Parent.

      Amounts due to the Parent were converted to a promissory note during the year ended December 31, 1998, and bear interest at prime plus 1% (8.5% at December 31, 1998). Amounts outstanding at December 31, 1998 are due on demand after December 31, 1999. During 1998 and the three months ended March 31, 1999 and the six months ended June 30, 1999, the Company incurred $42,677, $10,670 and $21,339 of interest expense,

RADIAN SYSTEMS, INC.
(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 3.  Transactions with Parent (continued)

which was recorded as a reduction of amounts due from Parent. Amounts due to the Parent before 1998 were considered non-interest bearing.

Note 4.  Leases

      The Company is obligated under various noncancellable operating leases for office space in Virginia, and equipment expiring through 2002. The lease for office space contains rent escalation clauses based on inflation as measured by a published price index.

      Rental expense on the above agreements for the years ended December 31, 1997 and 1998, amounted to $154,505 and $156,165, respectively.

      A schedule of future minimum rental payments required under noncancelable operating leases as of December 31, 1998, is as follows:

Years ending December 31,

1999	$161,118

2000	73,897

2001	67,939

2002	29,430

$332,384

Note 5.  Capital Leases

      The Company has entered into capital leases and acquired equipment in the amount of $26,597 and $226,597 as of December 31, 1997 and 1998. The accumulated depreciation on the equipment as of December 31, 1997 and 1998 is $4,908 and $64,268.

      Future minimum lease payments under the capital leases are as follows:

Years ending December 31,

1999	$75,438

2000	75,438

150,876

Less the amount representing interest	10,352

Present value of minimum lease payments	$140,524

Note 6.  Income Tax Matters

      The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires a liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at the

RADIAN SYSTEMS, INC.
(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 6.  Income Tax Matters (continued)

balance sheet date using enacted tax rates in effect when those differences are expected to reverse.

      The components of the income tax benefit for the years ended December 31, 1997 and 1998, are as follows:

	1997	1998

Current:

Federal	$250,911	$283,627

State	18,205	53,246

	269,116	336,873

Deferred:

Federal	—	29,000

State	—	5,000

	—	34,000

	$269,116	$370,873

      The deferred tax asset of $34,000 consists of deductible temporary differences from accrued expenses at December 31, 1998.

      The income tax benefit recorded for three months ended March 31, 1999 and the six months ended June 30, 1999 was based on the Parent’s effective tax rate for 1999.

Note 7.  Retirement Plan

      The Company along with the Parent, has an established investment and savings 401(k) deferred compensation plan for its employees. In order to become a member of the plan an individual must be 18 years of age and have completed three months of service or 500 hours. Company contributions are discretionary with no minimum funding requirements and are determined annually. Participants can set aside up to 12% of annual compensation not to exceed ERISA and IRS limits. The Company contributed $25,146 and $69,650, respectively, to the plan for the years ended December 31, 1997 and 1998.

Note 8.  Significant Customer and Concentration of Credit Risk

      For the year ended December 31, 1997, approximately 56.2% of the Company’s revenue was generated from one customer. Approximately 23.4% of total accounts receivable was outstanding from this customer at December 31, 1997.

      For the year ended December 31, 1998, approximately 23.9% of the Company’s revenue was generated from one customer. There was no outstanding balance from this customer at December 31, 1998.

RADIAN SYSTEMS, INC.
(FORMERLY RADIAN SYSTEMS, A DIVISION OF RADIAN, INC.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 8.  Significant Customer and Concentration of Credit Risk (continued)

      For the three months ended March 31, 1999 one customer comprised 14.0% of revenue, a second customer comprised 12.5% of revenue, and a third customer comprised 10.8% of revenue.

      For the six months ended June 30, 1999 one customer comprised 15.3% of revenue and another customer comprised 12.2% of revenue.

Note 9.  Commitments and Contingencies

      The Company’s assets are secured on a line of credit held by the Parent. The amount available as of December 31, 1998 was $3,500,000 and the amount outstanding as reported by the Parent as of December 31, 1997 and 1998 was $2,382,000 and $2,595,000, respectively.

Note 10.  Restricted Cash (Unaudited)

      In March 1999 the Company received 28,039 shares of PC DOCS Group as the result of the sale of software rights. PC DOCS was later purchased by Hummingbird Communications Ltd. in May 1999 at which time the Company was granted a price of $7.38 for the shares of PC DOCS Group. The Company then converted these shares into cash of approximately $202,000. In accordance with conversion agreement, the funds will be held in an escrow account until March 2000.

SEQUOIA SOFTWARE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

      On July 1, 1999, the Company acquired all of the outstanding common stock of Radian Systems, Inc., a provider of software development and information systems integration services to corporations, government agencies and other institutions throughout the United States. The purchase price consisted of 2,100,002 shares of common stock valued in an independent appraisal at $1,400,000 and promissory notes of $3,500,000. The Company also incurred direct acquisition costs of $50,000. The acquisition was accounted for using the purchase method of accounting.

      The total purchase price of $4,950,000 was allocated as follows:

Current assets	$1,825,000

Fixed assets	128,000

Liabilities assumed	(2,411,000)

Goodwill	3,128,000

Covenants not to compete	2,280,000

$4,950,000

      The following unaudited pro forma consolidated statement of operations gives effect to this acquisition as if it had occurred on January 1, 1999, by consolidating the results of operations of Sequoia Software Corporation for the year ended December 31, 1999 with the results of operations of Radian Systems, Inc. for the period from January 1, 1999 through June 30, 1999. The financial statements of Radian Systems, a wholly-owned subsidiary of Radian, Inc. prior to its acquisition, include all of the costs attributable to its operations, including an allowable share of corporate overhead.

      The unaudited pro forma consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the transaction actually occurred on January 1, 1999, nor are they necessarily indicative of future operations. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the unaudited pro forma consolidated statement of operations.

      The unaudited pro forma consolidated statement of operations should be read in conjunction with the consolidated financial statements of Sequoia Software Corporation and the financial statements of Radian Systems, Inc., and the related notes thereto, included elsewhere in this Prospectus.

P-1

SEQUOIA SOFTWARE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999

	Sequoia Software	Radian		Pro Forma		Pro Forma
	Corporation	Systems, Inc.(1)	Total	Adjustments(2)		Consolidated

Revenues:

Licenses	$4,331,804	$768,131	$5,099,935	$(95,000	)(a)	$5,004,935

Services and maintenance	3,346,589	1,663,551	5,010,140	—		5,010,140

Hardware	719,295	982,656	1,701,951	—		1,701,951

	8,397,688	3,414,338	11,812,026	(95,000)		11,717,026

Cost of revenues:

Cost of licenses	2,408,802	386,128	2,794,930	(75,000	)(a)	2,719,930

Costs of services and maintenance	2,748,841	888,318	3,637,159	—		3,637,159

Cost of hardware	922,007	842,948	1,764,955	—		1,764,955

Write-off of inventory	621,144	—	621,144	—		621,144

	6,700,794	2,117,394	8,818,188	(75,000)		8,743,188

Gross profit	1,696,894	1,296,944	2,993,838	(20,000)		2,973,838

Operating expenses:

Research and development	3,635,114	366,340	4,001,454	(20,000	)(a)	3,981,454

Sales and marketing	6,826,432	607,930	7,434,362	—		7,434,362

General and administrative	2,885,133	774,049	3,659,182	635,872	(b)	4,295,054

Bad debt expense	651,031	—	651,031	—		651,031

	13,997,710	1,748,319	15,746,029	615,872		16,361,901

Loss from operations	(12,300,816)	(451,375)	(12,752,191)	(635,872)		(13,388,063)

Other income (expense):

Interest expense	(508,106)	(27,539)	(535,645)	(140,000	)(c)	(675,645)

Other income, net	16,838	—	16,838	—		16,838

Loss before income taxes	(12,792,084)	(478,914)	(13,270,998)	(775,872)		(14,046,870)

Income tax benefit	—	182,000	182,000	(182,000	)(d)	—

Net loss	(12,792,084)	(296,914)	(13,088,998)	(957,872)		(14,046,870)

Accretion of Series A redeemable convertible preferred stock to estimated mandatory redemption value	(2,610,640)	—	(2,610,640)	—		(2,610,640)

Accretion of Series B redeemable convertible preferred stock to estimated mandatory redemption value	(2,956,965)	—	(2,956,965)	—		(2,956,965)

Accretion of Series C redeemable convertible preferred stock to estimated mandatory redemption value	(2,945,974)	—	(2,945,974)	—		(2,945,974)

Pro forma net loss attributable to common stockholders	$(21,305,663)	$(296,914)	$(21,602,577)	$(957,872)		$(22,560,449)

Pro forma basic and diluted loss per common share attributable to common stockholders(3)						$(3.80)

(1)	For the period from January 1, 1999 through June 30, 1999.
(2)	Pro forma adjustments to the unaudited consolidated statement of operations for the twelve months ended December 31, 1999 are made to reflect the following:

(a)	To record the elimination of intercompany revenue and expense.
(b)	To record the additional amortization of goodwill and covenants not to compete over their estimated useful lives of five years for the goodwill and three or four years for covenants not to compete for the period from January 1, 1999 through June 30, 1999.
(c)	To record the additional interest expense on promissory notes issued in connection with the acquisition at 8% per annum.
(d)	To record a full valuation allowance on deferred tax assets.

(3)	Pro forma basic and diluted loss per common share attributable to common stockholders is based on pro forma weighted-average shares outstanding of 5,931,409 shares.

P-2

REPORT OF INDEPENDENT AUDITORS ON

FINANCIAL STATEMENT SCHEDULE

The Board of Directors

Sequoia Software Corporation

      We have audited the consolidated financial statements of Sequoia Software Corporation as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated February 7, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland

February 7, 2000

S-1

Schedule II—Valuation and Qualifying Accounts

Sequoia Software Corporation

		Additions

	Balance at	Charged to Costs	Charged to Other	Deductions—		Balance at
Description	Beginning of Period	and Expenses	Accounts—Describe	Describe		End of Period

Year Ended December, 31, 1999:

Deducted from assets accounts:

Allowance for doubtful accounts	$—	$651,031		$(466,167	)(1)	$184,864

Year Ended December, 31, 1998:

Deducted from assets accounts:

Allowance for doubtful accounts	$—	$18,898		$(18,898	)(1)	$—

Year Ended December, 31, 1997:

Deducted from assets accounts:

Allowance for doubtful accounts	$—	$5,646		$(5,646	)(1)	$—

(1)	Uncollectible accounts written off, net of recoveries.

S-2

[BACK COVER PAGE OF PROSPECTUS]

Back Inside Cover:

      At the top of the page is the text “XML.” Below this is the text “The Emerging Internet Standard for Data Interchange.” At the bottom of the page is the text “XPS.” Below this is the text “XML Portal Server for Increasing Enterprise Productivity and Growth.” Near the top left of the page is a page representing some XML marked up illustrative text. Above this is the text “BEFORE: XML Content.” To the right of this is the same portal computer screen snapshot from the inside front cover. Above this the text “AFTER: Personalized Portal View.” There is a check-mark shaped shaded area that begins from the XML marked up illustrative text and ends at the portal computer screen snapshot. At the center of this check-marked shaped shaded area is a pie shaped graphic with a center circle. The text of the center circle is “XPS.” Below this is the text “XPS enables personalized presentation of XML content.”

Back Cover:

      Lightly screened across the entire back page is a line art graphic of the world atlas. Near the top of the page is the text “[number] Shares.” Below this text is the Sequoia logo with the text “SEQUOIA” under this logo. Below this is the term “Common Stock.” Below this text is a two inch horizontal line, under which is the text “PROSPECTUS” and below which is a date. This is followed by another two inch horizontal line. Approximately half way down the center of the page are five text lines stacked on top of each other: “LEHMAN BROTHERS,” “SG COWEN,” “WIT SOUNDVIEW,” FIDELITY CAPITAL MARKETS,” followed by the text “a division of National Financial Services Corporation.”

4,200,000 Shares

[SEQUOIA LOGO]

Common Stock

PROSPECTUS
          , 2000

LEHMAN BROTHERS

SG COWEN
WIT SOUNDVIEW
FIDELITY CAPITAL MARKETS
a division of National Financial Services Corporation

[GRAPHIC]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

13.  Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Association Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$16,577

National Association of Securities Dealers, Inc. filing fee	6,779

Nasdaq National Market listing fee	60,000

Transfer agent’s and registrar’s fees	7,500

Printing expenses	450,000

Legal fees and expenses	450,000

Accounting fees and expenses	350,000

Miscellaneous expenses	159,144

Total	$1,500,000

14.  Indemnification Of Officers And Directors

      Section 2-418 of the Maryland General Corporation Law permits indemnification of directors, officers, employees and agents of a corporation under certain conditions and subject to limitations. Our bylaws include provisions to require us to indemnify our directors and officers to the fullest extent permitted by Section 2-418, including circumstances in which indemnification is otherwise discretionary. Section 2-418 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

      At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

      The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the Underwriters, for certain liabilities arising under the Securities Act.

15.  Recent Sales of Unregistered Securities

      During the last three years, we have issued unregistered securities in the transactions described below. These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering, Rule 506 of the Securities Act relating to sales to accredited investors and Rule 701 of the Securities Act relating to a compensatory benefit plan. The sales were made without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption.

        (1)  Between February 1997 and October 1997, we issued options exercisable for an aggregate of 170,625 shares of common stock at an exercise price of $0.067 per share.

        (2)  In July 1998, we issued 1,954,513 shares of series B preferred stock to Anthem Capital, NEPA Ventures, Nelson Bunker Hunt Trust Estate — Trust B, Lyda Bunker Hunt Trust — Mary Hunt Huddleston, Mary Hunt Huddleston and O’Bryan Community Property Trust at a purchase price of $1.8035 and in September 1998, we issued 1,663,465 shares of series B preferred stock to Flanders Language Valley Fund, C.V.A. at a purchase price of $1.8035 per share for an aggregate of $6,525,000. These transactions were exempt from registration under Section 4(2) of the Securities Act.

        (3)  Between March 1998 and August 1998, we issued options exercisable for an aggregate of 177,000 shares of common stock at an exercise price of $0.067 per share.

        (4)  In November 1998, we issued options exercisable for an aggregate of 73,125 shares of common stock at an exercise price of $0.1867 per share.

        (5)  In July 1999, we issued 2,100,002 shares of common stock as partial consideration for the acquisition of Radian Systems, Inc.

        (6)  In November 1999, we issued 9,315,395 shares of series C preferred stock to Baker Communications Fund, L.P. and divine interVentures, inc. at $2.74 per share for an aggregate of $25,547,478. This transaction was exempt from registration under Section 4(2) of the Securities Act.

        (7)  In November 1999, we issued warrants to purchase 2,556,467 shares of series D preferred stock to two accredited investors at an exercise price per share of $3.00.

        (8)  Between January 1999 and September 1999, we issued options exercisable for 505,136 shares of common stock at an exercise price of $0.347 per share.

        (9)  Between November 1999 and December 1999, we issued options exercisable for 178,813 shares of common stock at an exercise price of $1.867.

      (10)  In March 1999, we issued options to our chief executive officer for an aggregate of 18,750 shares of common stock at an exercise price of $0.347 per share.

      (11)  In March 1999, we issued options to one of our directors for an aggregate of 18,750 shares of common stock at an exercise price of $0.347 per share.

      (12)  In March 1999, we issued options to one of our directors for an aggregate of 28,125 shares of common stock at an exercise price of $0.347 per share.

      (13)  In March 1999, we issued options to one of our directors for an aggregate of 18,750 shares of common stock at an exercise price of $0.347 per share.

      (14)  In March 1999, we issued options to one of our directors for an aggregate of 37,500 shares of common stock at an exercise price of $0.347 per share.

      (15)  In March 1999, we issued options to one of our directors for an aggregate of 9,375 shares of common stock at an exercise price of $0.347 per share.

      (16)  In March 1999, we issued options to one of our executive officers for an aggregate of 18,750 shares of common stock at an exercise price of $0.347 per share.

      (17)  In November 1999, we issued options to our chief executive officer for an aggregate of 93,750 shares of common stock at an exercise price of $1.867 per share.

      (18)  In November 1999, we issued options to one of our executive officers for an aggregate of 56,250 shares of common stock at an exercise price of $1.867 per share.

      (19)  In November 1999, we issued options to one of our executive officers for an aggregate of 56,250 shares of common stock at an exercise price of $1.867 per share.

      (20)  In November 1999, we issued options to our president for an aggregate of 75,000 shares of common stock at an exercise price of $1.867 per share.

      (21)  In January 2000, we issued options to two of our executive officers for an aggregate of 75,000 shares of common stock at an exercise price of $1.867 per share.

      (22)  In February 2000, we issued options to one of our directors for an aggregate of 37,500 shares of common stock at an exercise price of $1.867 per share.

      (23)  In February 2000, we issued options to three of our executive officers for an aggregate of 487,500 shares of common stock at an exercise price of $1.867 per share.

      (24)  In April 2000, we issued options to five of our directors for an aggregate of 187,500 shares of common stock at an exercise price of $1.867 per share.

      (25)  Between January 2000 and May 2000, we issued options for 128,938 shares of common stock at an exercise price of $1.867 per share.

16.  Exhibits and Financial Statement Schedules

  (a)  Exhibits

Exhibit No.	Description of Exhibit

†1.1	Form of Underwriting Agreement
†3.1.1	Articles of Amendment and Restatement, dated as of November 23, 1999, as amended
†3.1.2	Articles of Amendment, dated as of February 7, 2000
*3.1.3	Form of Second Articles of Amendment and Restatement, dated as of , 2000 (to be effective immediately after the closing of this offering)
†3.2.1	Amended and Restated By-laws, dated as of July 23, 1998
*3.2.2	Form of Second Amended and Restated By-laws, dated as of , 2000 (to be effective immediately after the closing of this offering)
†4.1	Specimen stock certificate for shares of common stock of Sequoia
†5.1	Form of opinion of Piper Marbury Rudnick & Wolfe LLP, regarding legality of securities being registered

Exhibit No.	Description of Exhibit

†10.1	Investor Rights Agreement dated November 23, 1999, by and among Sequoia and the investors and stockholders named therein
10.1.1	Amendment No. 1 to Investor Rights Agreement dated April 19, 2000 by and among Sequoia and the investors and stockholders named therein.
†10.2	Lease Agreement dated August 18, 1995, by and between Principal Mutual Life Insurance Company and Sequoia
†10.2.1	First Amendment to Lease dated October 24, 1997, by and between Principal Mutual Life Insurance Company and Sequoia
†10.2.2	Second Amendment to Lease dated November 9, 1998, by and between Principal Mutual Life Insurance Company and Sequoia
†10.2.3	Third Amendment to Lease dated June 8, 1999, by and between Principal Mutual Life Insurance Company and Sequoia
†10.3	Lease Agreement between Lernout & Hauspie (Ireland) Limited and Redwood Software Europe Limited (d/b/a Sequoia Software Europe)
†10.4	Employment Agreement between Sequoia and Richard C. Faint, Jr., dated January 1, 2000
†10.5	Employment Agreement between Sequoia and Mark A. Wesker, dated January 1, 2000
†10.6	Employment Agreement between Sequoia and Anil Sethi, dated January 1, 2000
†10.7	Employment Agreement between Sequoia and Marc E. Rubin, dated January 1, 2000
†10.8	Employment Agreement between Sequoia and Kenneth E. Tighe, dated January 1, 2000
†10.9	Employment Agreement between Sequoia and Gregory G. Heard, dated January 24, 2000
†10.10	Form of 2000 Stock Incentive Plan
†10.11	Series B Redeemable Convertible Preferred Stock Purchase Agreement dated July 28, 1998, by and among Sequoia and the investors named therein
†10.12	Amendment No. 1 to Series B Redeemable Convertible Preferred Stock Purchase Agreement dated September 28, 1998, by and among Sequoia and the investors named therein
†10.13	Convertible Promissory Note and Warrant Purchase Agreement dated as of May 10, 1999, by and among Sequoia and the purchasers named therein
†10.14	Amendment to Convertible Promissory Note and Warrant Purchase Agreement and Preferred Stock Purchase Warrant dated March 1, 2000, by and among Sequoia and the purchasers named therein
†10.15	Stock Purchase Agreement dated July 1, 1999, by and among Sequoia, Radian Systems, Inc., Radian, Inc., Timothy B. Fleischer and Kenneth E. Tighe

Exhibit No.	Description of Exhibit

†10.16	Series C Redeemable Convertible Preferred Stock and Warrant Purchase Agreement dated November 23, 1999, by and among Sequoia, Baker Communications Fund, L.P. and divine interVentures, inc.
†10.17	Lease Agreement dated March 17, 2000, between Merritt — CCP V, LLC and Sequoia
10.18	Amended and Restated Registration Rights Agreement dated November 23, 1999 by and among Sequoia and the individuals listed on the schedules thereto, as amended.
10.19	Third Amended and Restated Stockholders’ Agreement dated November 23, 1999 by and among Sequoia and the individuals listed on the schedules thereto, as amended.
†21.1	Subsidiaries of Sequoia
23.1	Consent of Ernst & Young LLP (regarding the financial statements of Sequoia)
23.2	Consent of Keller Bruner & Company, LLP (regarding the financial statements of Radian Systems)
†23.3	Consent of Piper Marbury Rudnick & Wolfe LLP (included as part of Exhibit 5.1 hereto)
†24.1	Power of Attorney (included in signature pages)
27.1	Financial Data Schedule
†99.1	Consent of International Data Corporation

*  To be filed by amendment

†  Previously filed

  (b)  Financial Statement Schedules:

      Report of Independent Auditors on Financial Statement Schedule

      Schedule II—Valuation and Qualifying Accounts (contained in the “Financial Statements” section of the prospectus)

      All other schedules have been omitted because the information required to be shown in those schedules is not applicable or is included elsewhere in our financial statements or the notes thereto.

17.  Undertakings

      The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its charter or bylaws or the Maryland general corporation law or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      (1)  For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Company has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Howard, State of Maryland, on the 9th day of May 2000.

SEQUOIA SOFTWARE CORPORATION

By:	/s/ MARK A. WESKER

Mark A. Wesker President, Chief Operating Officer and Director

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Richard C. Faint, Jr.	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 9, 2000
/s/ MARK A. WESKER Mark A. Wesker	President, Chief Operating Officer, and Director	May 9, 2000
* Anil Sethi	Chief Technology Officer, Vice President, and Assistant Secretary	May 9, 2000
* Gregory G. Heard	Chief Financial Officer (Principal Financial Officer), Vice President, and Treasurer	May 9, 2000
* Marc E. Rubin	Chief Accounting Officer, Vice President, and Secretary	May 9, 2000
* William M. Gust II	Director	May 9, 2000
* Jonathan I. Grabel	Director	May 9, 2000
* Andrew J. Filipowski	Director	May 9, 2000
* Marvin W. Adams	Director	May 9, 2000

Signature	Title	Date

* Lawrence A. Bettino	Director	May 9, 2000
* Richard R. Roscitt	Director	May 9, 2000
* /s/ MARK A. WESKER Mark A. Wesker As Attorney-in-Fact		May 9, 2000